STATE OF ISRAEL
This description of the State of Israel is dated as of June 30, 2020 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2019.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

i

Net Public Debt	D-93
Domestic Public Debt	D-94
External Public Debt	D-94
State Guarantees	D-96
DEBT RECORD	D-98
LIST OF TABLES

SUPPLEMENTARY INFORMATION

Currency Protocol
Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2015	2016	2017	2018	2019
December 31	3.902	3.845	3.467	3.748	3.456
Yearly Average	3.887	3.841	3.600	3.595	3.565

Source:
Bank of Israel.

On December 31, 2019, the Bank of Israel representative foreign exchange rate for USD was NIS 3.456 per USD 1.0. The average exchange rate for 2019 was NIS 3.565 per USD 1.0.
In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD (see “Balance of Payments and Foreign Trade,” below).
In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement Bank system. Continuous Linked Settlement eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS’s systemic stability. Currently, over half of all Continuous Linked Settlement Bank members are able to settle payments in NIS immediately.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2019 is referred to in this Annual Report as “2019,” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
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External factors, such as:

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the effects of a regional or global health pandemic, including COVID-19, and the impact of actions taken to mitigate such a pandemic;

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interest rates in financial markets outside Israel;

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the impact of changes in the credit rating of Israel;

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the security situation;

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the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

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the global high-tech market; and

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regional economic and political conditions.

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Internal factors, such as:

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general economic and business conditions in Israel;

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present and future exchange rates of the Israeli currency;

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foreign currency reserves;

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the level of domestic debt;

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domestic inflation;

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the level of budget deficit;

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the level of foreign direct and portfolio investment; and

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the level of Israeli domestic interest rates.

COVID-19
In December 2019, the emergence of a new strain of the coronavirus (“COVID-19”) was reported in Wuhan, Hubei Province, China that subsequently spread throughout the world, including Israel. In March, the World Health Organization declared COVID-19 a global pandemic. Israel has implemented measures to limit movement to reduce the spread of COVID-19, such as business closures, travel restrictions and implementing social distancing policies.
On January 27, 2020, Israel’s Minister of Health declared COVID-19 a serious danger to public health. In February, Israel imposed a mandatory quarantine for returning travelers from areas particularly affected by COVID-19 such as China, Italy and certain other countries in East Asia and Europe. On February 26, 2020, the first case of COVID-19 was confirmed in Israel. On March 9, 2020, a mandatory quarantine period for all returning travelers from abroad was put into effect.
Throughout March 2020, restrictions were placed on residents and work activities. On March 22, 2020, access to public spaces was reduced, private sector activity was restricted to 30% of regular capacity, and the public sector shifted to an emergency format, which limited the workforce to critical functions and essential employees.

On March 25, 2020, a new restriction came into effect requiring residents to remain within 100 meters of their homes, except for those involved in essential services. On March 30, 2020, private sector capacity was further restricted to 15%. These measures, taken to protect the health of Israelis, have had an adversely effect on the economy. Entire sectors were incapacitated, total credit card purchases significantly declined, stock indices fell steadily at first and later experienced significant volatility and security redemptions occurred on a large scale. In April 2020, 1.276 million people were absent from work in due to COVID-19 implications, with the vast majority of employees on unpaid leave. As of May 2020, this number declined to 684,000 (16.8% of the labor force). Due to the COVID-19 crisis, the unemployment rate increased, which led to an increase in unemployment benefit payments and a reduction of the National Insurance Institute of Israel (“NIOI”) collection income. As a result, the Government’s payments that derived from the NIOI collection are expected to be reduced.
To mitigate the economic impact of these restrictions, the Government has promoted economic aid policies to benefit both individuals and businesses. On March 30, 2020, the Government announced a NIS 80 billion stimulus plan to support Israel’s economy and mitigate the economic impact of COVID-19. The full economic plan has four objectives: provide an immediate response for government ministries, provide a social safety net to Israelis economically affected by COVID-19, support business continuity and accelerate the economy. The stimulus plan includes the following measures, among others:
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Immediate provisions for the Ministry of Health — NIS 10 billion,

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Assistance for high-risk populations — NIS 1 billion,

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Grants for self-employed individuals — NIS 3.8 billion,

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Unemployment benefits and grants for the elderly population — NIS 1.6 billion,

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Pay for workers on unpaid leave — NIS 15.4 billion,

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Relief for non-profits — NIS 0.2 billion,

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Training for unemployed individuals — NIS 0.2 billion,

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Grants for businesses — NIS 5.2 billion,

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Postponed payments, including VAT, electricity, and water, for small and medium businesses — NIS 9 billion,

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Tax rebates — NIS 3 billion,

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Discounts in council tax — NIS 2.6 billion,

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State guarantee loan fund for small and medium businesses — NIS 8 billion,

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Leverage funds — NIS 4.5 billion,

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Assisting businesses to meet new Ministry of Health requirements — NIS 0.7 billion, and

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Assistance to large businesses — NIS 7 billion.

In late April 2020, Israel began to ease restrictions and reopen businesses. On April 19, 2020, certain workplaces were permitted to reopen, subject to compliance with the social distancing and other health safeguards. On April 26, 2020, retail stores, hairdressers and beauty salons, and take-out services for restaurants were reopened. On May 7, 2020, malls, markets, gyms and studios, tourism business, nature centers, and libraries reopened. As of the week ending on June 27, 2020, Israel has had 23,421 confirmed cases of COVID-19, of which 17,002 have recovered.
Impact of COVID-19 on the Healthcare System.
In March 2020 in response to the COVID-19 outbreak, the Government announced an investment of NIS 10 billion in the healthcare system. These funds were primarily invested in procurement of personal protective equipment (PPE) for health care workers, pharmaceutical drugs and testing equipment and respiratory machines; hospital infrastructure, the geriatric healthcare system and hotel accommodation to enable travelers to self-isolate.

Effect of COVID-19 on GDP and Trade.
During the lockdown period, there were significant practical challenges to measuring GDP. Because of this, the Central Bureau of Statistics (“CBS”) postponed the publication of growth data for the first quarter of 2020. In light of the COVID-19 crisis and the high degree of uncertainty, assumptions have been adjusted and the effects on the economy were measured using a revised methodology.
According to preliminary estimates by CBS, in the first quarter of 2020, Israel’s GDP contracted by 6.8% seasonally adjusted annual rate, which was the largest quarterly contraction recorded in Israel in recent history. While the economic cost of COVID-19 is difficult to predict, Israel’s GDP is expected to contract in 2020. The Ministry of Finance currently expects a contraction of 5.4% and unemployment will end the year between 8.5% and 10.5%. The Bank of Israel predicts -4.5% GDP growth in 2020, the IMF forecasts -6.8% and the OECD forecasts between -6.2% and -8.3% depending on the severity of the COVID-19 effects. These projections are based on current estimates, assumptions and projections and therefore are subject to change. A substantial recovery is expected in 2021 if the spread of COVID-19 continues to slow.
In the first quarter of 2020, private consumption decreased by 20.2% seasonally adjusted annual rate. This decrease was primarily attributable to the restrictions on economic activity, the impact on tourism and leisure sectors, and the decline in consumer confidence. Fixed asset investments decreased by 20.7% seasonally adjusted annual rate. However, gross domestic investment increased by 16.5% seasonally adjusted annual rate indicating production for inventories to be sold as demand and recovery eases. Based on earlier publications it is estimated that GDP growth would have contracted to 10.5% annualized in the first quarter of 2020 (excluding the increase in inventories).
Exports of goods and services contracted by -2.7% seasonally adjusted annual rate. While exports of services decreased by 11.2%, exports of goods increased by 17.2% on the back of strong industrial exports. The decline in service exports is in line with the collapse in tourism (-64.6% annualized) and slowdown in start-up acquisitions, which fell almost 50% in absolute terms compared to the fourth quarter of 2019.
It is expected that most of the negative economic impacts of the crisis will be reflected in the second quarter of 2020.
As stated above, CBS’s estimates for the first quarter of 2020 are more complex due to higher uncertainty and new methodological techniques. Given this and as new data becomes available, there may be significant changes or updates in future releases.
Impact of COVID-19 on the Economy and Banking System
The Banking Supervision Department (the “BSD”) addressed the regulatory and supervisory concerns and established three main objectives for providing support to Israel’s banking system:
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Preserving the public’s deposits in banks and safeguarding the stability of the banks.

2.
Providing assistance to businesses and households that are in financial distress due to the crisis.

3.
Continuing to offer essential banking services to the public.

The BSD developed policies to meet the above objectives above and provide economic support to Israel’s population in order to mitigate the economic impact of COVID-19.
To preserve public deposits in banks and safeguard banks’ stability, BSD has taken the following measures:
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Required banks to run stress tests with two types of scenarios, one that forecasts a recovery in mid-2020 and one that forecasts a recovery in 2021. The BSD analyzed results relating to the banks’ profitability, risks, liquidity and capital and found that the banks’ capital positions are sufficient to absorb the losses incurred during the COVID-19 outbreak.

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Scrutinized the developments in the Israeli banks on a routine basis and as a result of such analysis, urged banks to increase expense to credit losses and to bolster cybersecurity systems.

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Increased the supervision of liquidity reports and confirmed that the banks have adequate liquidity to weather the crisis.

To provide assistance to businesses and households that are in distress due to the COVID-19 crisis, BSD has taken the following measures:
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Encouraged banks to increase the supply of credit to and defer loan payments from businesses and households. The BSD has implemented certain measures to enable banks to do this while still maintaining underwriting standards and prudent credit risk management, such as:

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Urged banks to alleviate a credit crunch by using the large amount of excess capital above regulatory levels to increase the loan stockpile designated for businesses. BSD allowed the use of additional capital buffers, such as countercyclical buffers, to enable the banks to inject credit to improve the businesses’ liquidity situations.

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Issued a transitional order to reduce the tier 1 capital ratio (“CET1”) by 100 basis points (to 9%) for the large banks.

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Advocated deferring the distribution of dividend payments and the buyback of banks’ shares during the COVID-19 outbreak period.

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Allowed the banks to defer credit payments without classifying as a loan in arrears.

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Increased the capacity of certain home equity loans by reducing the LTV ratio from 70% to 50% and eased the restrictions on mortgages and allowed for an increase in the payment-to- income ratio to rise to 70% (from 50%) for those who were employed but, due to COVID-19, were temporarily furloughed without pay.

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Increased loans to the construction and real estate sector from 20% to 24% of total loans to compensate for the difficulties that these companies encountered in raising capital in the financial markets.

2.
Increased credit to small businesses. This was accomplished together with the Ministry of Finance, which set up a fund to issue guarantees for 15% of the funds allocated to small businesses.

3.
Implemented a voluntary program of the banking system to defer credit payments of retail and small and medium-sized enterprises for up to six months.

BSD has taken the following measures to continue offering essential banking services to the public:
1.
Encouraged banks to devise operational plans to allow for business continuity in times of crisis and to engage a smaller number of branches that will render banking services while abiding by the public health safety directives issued by the Ministry of Health regarding COVID-19, to continue offering remote services digitally and via telephone, and to ensure that the ATM machines were refilled on a frequent basis to boost the trust of the general public in the banking system.

2.
Allowed for the remote signing of mortgage documents for customers to open accounts without having to physically visit a branch.

3.
Improved access to social security payments and cash for the underprivileged and elderly by issuing debit cards without requiring a visit to a physical bank branch. The Home Front Command worked with banks to dispatch ATMs to allow people to access banking services without endangering their health.

The table below shows the breakdown of borrowers seeking loan forbearance and the amount of such forbearance following the implementation of the measures described above.
	Number of Borrowers who requested forbearance March – May 22, 2020	Forbearance in terms of sums (NIS millions)
Commercial and large businesses	5,498	1,133
Small businesses	115,363	2,317
Mortgages	137,671	1,953
Consumer	240,375	-942
Total borrowers	498,907	6,345

The table below shows the change in loan balances broken down by type of loan.
	Change in Loan Balance (NIS billion) March and April 2020	Percentage of this Change in Annual Terms
Commercial and large businesses	22.5	35.2
Small businesses	-1.9	-10.6
Mortgages	7.1	10.8
Consumer	-6.8	-27.1
Total loans	20.9	12.1
In May 2020, small businesses started to receive financial assistance as part of the Government’s stimulus plan. During this time, banks have been reluctant to extend new loans due to the high-risk premium embedded in these loans and the low guarantee rate of 15%, which was determined by the Ministry of Finance. Consumer loans contracted considerably due to the shutdown of commerce and the significant decrease in credit card volume. Credit to large businesses increased as a result of utilizing off-balance sheet credit lines that were almost fully drawn upon after the COVID-19 outbreak started in Israel.
The spread of COVID-19 in Israel adversely impacted the financial position of Israel’s banks. Bank Hapoalim incurred an additional expense for credit losses of about NIS 1.0 billion (including the fourth quarter of 2019 and first quarter of 2020) and postponed recording almost NIS 900 million of interest accrued from loans during the first quarter of 2020. This heavily impacted the bottom line and represented a loss of NIS 629 million in the fourth quarter of 2019, representing a negative ROE of 6.2%. This substantial net loss in the fourth quarter of 2019 was compounded by the heavy expense on settling the US investigation against Bank Hapoalim for assisting US clients in evading tax payments (see “The Financial System — Banking System,” below) as well as other non-recurring expenses related to closing overseas banking offices and the streamlining of operations. In the first quarter of 2020, Bank Hapoalim recorded a net profit of NIS 192 million, equivalent to a net ROE of 2.0%. In the first quarter of 2020, Bank Leumi reported a net loss of NIS 232 million, constituting a negative net ROE of 2.6%. The expense for credit losses amounted to NIS 860 million, which represented 1.2% of total credit (compared to 0.21% as of December 31, 2019), as a result of the adverse effects of COVID-19 on the quality of the credit portfolio.
Impact of COVID-19 on the Justice System
In March 2020 in response to COVID-19, the Ministry of Justice implemented a regulation permitting only certain types of hearings to be held. These regulations also give the Court’s president the discretion to determine if a specific hearing may take place within the judicial system and the authority to determine the necessity of holding hearings in petitions to the Supreme Court, as well as interim relief in civil matters.
During the emergency period, activity in courts and tribunals varied in reflection of adherence to the Government and Ministry of Health guidelines, additional announcements by the President of the Labor Court and the Court Administrator, and the need to provide access to courts and essential services to the public. The period of special emergency was extended several times and expired on May 18, 2020.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
Economic Developments
Israel’s economy continues to perform well in terms of macroeconomic and fiscal outcomes. Growth has averaged 3.4% in the last 5 years, slightly higher than potential growth of the Israeli economy and higher than in many OECD countries. Developments in the global economy are likely to influence the Israeli economy, particularly exports and the high-tech sector.
The Israeli economy grew at a pace of 3.5% in 2019, as compared to growth rates of 3.4% in 2018, 3.6% in 2017, 4.0% in 2016 and 2.3% in 2015. The higher growth rate in 2019 was due to an increase in private consumption and exports. Israel’s economic growth was expected to continue in 2020 due to the strong labor market, the growing high-tech sector and the expected development of new gas fields. However the outbreak of the COVID-19, the restrictions implemented to contain it and its global economic effects have had a negative impact on Israel’s economy, which led to the contraction of growth rate by -6.8% in the first quarter of 2020.
In 2019, private consumption grew at a rate of 3.9%, which is less than the five-year average of 4.3%. This stabilization in private consumption follows years of rapid increases due to high employment, low interest rates and low inflation rates. Increases in consumer prices, moderation in the growth of consumer lending and decreasing consumption of durable goods contributed to the slowing growth in private consumption; however, private consumption continues to grow at a faster rate than Israel’s GDP.
In recent years, alongside with the continuation of accommodative monetary policy, fiscal policy was also expansionary, which was reflected in a rise of civilian expenditure as a share of GDP and a reduction of taxes. These accommodative fiscal and monetary policies, low inflation rates, minimum wage increases and higher participation rates contributed to a continued decline in poverty rates.
During 2019, there was no change in Israel’s foreign currency credit rating from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”), or Standard & Poor’s Global Ratings (“S&P”). In April 2020, Moody’s updated Israel’s outlook from positive to stable.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 3.5% of GDP in 2019, the seventeenth straight year in which a positive surplus in the current account was recorded. The surplus most recently peaked in 2015 at 5.2% of GDP, and since then the surplus has amounted to 3.6% in 2016, 3.1% in 2017 and 2.2% in 2018. In the first quarter of 2020 the surplus amounted to 3.8% of GDP (on a non-seasonally adjusted basis). Israeli net exports decreased from a peak surplus of $9.1 billion in 2015 to a surplus of $5.0 billion in 2016, $4.1 billion in 2017, $1.3 billion and $7.5 billion in 2019. In the first quarter of 2020, both imports and exports have contracted as a result of COVID-19 and its effects on the Israeli and global economies.
In 2019, 33.1% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (an increase from 32.2% in 2018), 23.1% were to the United States (an increase from 23.0% in 2018), 20.9% were to Asia (from 21.6% in 2018), and 22.9% were to other markets (a decrease from 23.2% in 2018). In 2019, 37.7% of Israel’s goods imports (excluding aircraft, ships and diamonds) came from the EU (a decrease from 43.0% in 2018), 22.3% came from Asia (a decrease from 24.5% in 2018), 13.5% came from the United States (an increase from 11.5% in 2018), and 26.5% came from other countries (an increase from 21.1% in 2018).
Over the past five years (measured from May 31, 2015 to May 31, 2020), the NIS/USD exchange rate has averaged 3.665, fluctuating between a high of 3.983 (recorded on January 20, 2016) and a low of 3.388 (recorded on January 26, 2018). The current exchange rate (3.502 as of May 31, 2020) is slightly below the five-year average.

Foreign currency reserves at the Bank of Israel at the end of 2019 stood at $126 billion, equivalent to 31.9% of GDP; as of May 2020, reserves stood at $142.5 billion, equivalent to 35.5% of GDP. The reserve level has been around 30% of GDP since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009, which led to daily purchases of foreign currency, the Bank’s policy since 2009 has been to intervene in the foreign currency market on a discretional basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank has been purchasing foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel. The Bank intends to reassess its policy concerning these purchases related to counteracting the effects of natural gas production after Israel’s sovereign wealth fund becomes operational, which is currently anticipated in early 2021. In recent years, the Bank of Israel purchased in total approximately $3.9 billion of foreign currency in 2019, $3.3 billion in 2018, $6.6 billion in 2017, $6.0 billion in 2016 and $8.8 billion in 2015, of which $1.5 billion in 2018, $1.5 billion in 2017, $1.8 billion in 2016, $3.1 billion in 2015, related to the natural gas program. In November 2018, the Bank of Israel announced that it would cease to purchase foreign currency with respect to the natural gas program.
Israel is a party to free trade agreements with its major trading partners, and it is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
The budget and economic plan for the 2019 fiscal year was approved by the Knesset on March 15, 2018 and the deficit target was set at 2.9% of GDP. The deficit for 2019 stood at 3.7%, exceeding 3% for the first time since 2013. Since 1995, the deficit has exceeded 4% only in 2003 and 2009. The budget and economic plan for the 2020 fiscal year has not yet been approved as there was no coalition government from December 2018 to May 2020, when one was formed.
In 2019, the Government continued its debt-reduction policy, reducing government debt as a percent of GDP by 0.8% compared to 2018, to a level of 58.4% for 2019. Public debt (including local authorities’ debt) as a percent of GDP also declined to 59.9% at the end of 2019, a decline of 1% compared to 2018.
The budget proposals in Israel are constrained by two parameters. The “deficit ceiling” sets the maximal deficit-to-GDP ratio, which has been modified several times , most recently to set the deficit target for the 2020 budget at 2.5%. The “expenditure ceiling” sets a ceiling for year-to-year growth in government expenditure; under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate in the three years prior to the submission of the budget plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
It should be noted that due to COVID-19, the deficit and debt are expected to exceed their targets significantly in 2020.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2009 – 2019) was within the Government’s target range (1% – 3%) and stood at approximately 1.3%. The changes in the CPI reflect a rise in the prices of commodities, housing and agricultural products. Measured at year-end, the CPI growth rate was above the upper end of the target range in the years 2007 – 2009 (reaching a peak of 3.9% in 2009), slowed down to fall within the target range in the years 2010 – 2013, and then fell to negative inflation in 2014 – 2016, reaching a low of -1% in 2015. Since 2015, there has been a slow rise in the CPI growth rate, amounting to -0.2% in 2016 and returning to positive values in 2017 at 0.4% and grew by 0.8% in 2018 and 0.6% in 2019. Between December 2019 and May 2020, the CPI decreased by -0.7%.
Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008 the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to repeatedly reduce the key interest rate, until it reached 0.1% in March 2015. The rate remained the same until December 2018 when the Bank of Israel increased it to

0.25%. In April 2020, the Bank of Israel lowered the rate to 0.1% due to COVID-19 and its impact on the economy. The real interest rate averaged -0.5%, -0.1%, -0.2%,-0.9% and -0.8% in 2015, 2016, 2017, 2018 and 2019, respectively. As of the end of May 2020, the real interest rate, less inflation expectations, was 0.3%.
Labor Market
The labor force participation rate, which is the labor force as a percentage of the population over the age of 15, was 63.5% in 2019, slightly lower than 63.9% in 2018. The labor force participation rate has increased steadily since 2002, when it stood at 59.4%. The labor force participation rate for the primary working ages (ages 25 – 64) stood at 80.4% in 2019. Since 2008, the labor participation rate for primary working ages has increased annually on average by 0.5%.
The significant improvement in the labor market contributes to the reduction of poverty and income inequality in Israel. The percentage of families living in poverty decreased from 19.4% in 2012 to 18% in 2018, the lowest percentage since 2002.
In 2019, there was a 2% increase in real wages, with an increase of 1.5% in the public sector and of 2.3% in the private sector. Since 2015, real wages have grown at an average rate of 2.6% per year. This growth is mostly due to high demand for workers, particularly for skilled workers in the high-tech sector. The demand is driven by strong GDP growth, strong performance of the business sector and demand by public sector. The increase in real wages is a result of the ongoing recovery in the domestic economy from the 2008 to 2009 global financial crisis and is consistent with the reduction in the unemployment rate, which stood at 3.8% in 2019, 4.0% in 2018 and 4.2% in 2017.
Capital Markets
The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the Bank of Israel’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 4,081.5 billion at the end of 2019, representing growth of 11.1%, 1.4% and 5.2% in 2019, 2018 and 2017, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. In 2019, TA-35 and TA-125 increased by 15% and 21.3%, respectively, which are moderate increases relative to S&P500 (28.9%) and the NASDAQ (35.2%) in the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bond due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the

Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948. Israel is as a parliamentary democracy. It functions on a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any citizen of Israel has the ability to appeal a case to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The government is the executive power of the State of Israel. It is approved by the Knesset, after presenting a coalition supported by a majority of the Knesset members, even of not all of its supporters are actual members in it. It is usually a coalition of parties. The Prime Minister is the head of government and chief executive of state. The President is considered the ‘Head of State’, with the important role of helping lead the process of forming a government. The functions of the President are defined in the Basic Law: President of the State. The President assigns the task of forming a new Government to a member of Knesset. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors of foreign states, approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel, pardoning prisoners or commuting their sentences.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below). Despite this, there has been ongoing tension on the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas resumed conducting terrorist activities and substantially increased its rocket attacks from Gaza, using rockets with the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, which lasted eight days, a military campaign against terrorist targets in Gaza. In response to Hamas firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers in the summer of 2014, Israel took defensive military action. Israel commenced Operation Protective Edge with the goal of ending the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.
Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence.

In May 2018, Hamas organized violent protests along the fence separating Gaza and Israel. Many protesters were armed with knives and guns and threw Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, and others associated the protests with economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces have launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and Israeli Defense Forces conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli citizens, and two Palestinians were killed by Hamas rocket fire. Within three days this violence was suppressed and a ceasefire agreement was reached.
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were initiated again, under the auspices of the U.S. Secretary of State. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. The Palestinians then announced their intentions to form a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government, but further progress has not been made.
In February 2020 United States President Donald Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu has declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interest.
Recent Political Developments in Israel.   In November 2019, the Attorney General decided to indict the Prime Minister on charges of bribery, fraud and breach of trust. In January 2020, the Prime Minister was formally indicted in court.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2019, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2019 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. This program has been extended numerous times, most recently in 2019 until September 30, 2023 (with an option to carry forward unused guarantee amounts for an additional year). This allows the United States to provide access to up to approximately $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2015	2016	2017	2018	2019
Main Indicators GDP (at constant 2015 prices)	1,165.3	1,211.7	1,255.0	1,298.2	1,344.1
Real GDP growth	2.3%	4.0%	3.6%	3.4%	3.5%
GDP per capita (in NIS, at constant 2015 prices)	139,108	142,832	144,097	146,181	148,518
GDP per capita, percentage change	0.3%	2.0%	1.6%	1.4%	1.6%
Inflation (change in CPI – annual average)	-0.6%	-0.5%	0.2%	0.8%	0.8%
Industrial production	2.2%	1.7%	3.7%	3.5%	2.9%
Business sector product (at constant 2015 prices)	868.9	901.4	935.2	969.3	1,008.5
Permanent average population (thousands)	8,380	8,546	8,713	8,884	9,035
Unemployment rate	5.3%	4.8%	4.2%	4.0%	3.8%
Foreign direct investment (net inflows, in billions of dollars)	11.3	12.0	16.9	21.5	18.5
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	363.7	366.9	381.9	403.1	419.7
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	328.4	361.3	379.1	403.5	417.9
External Debt
External debt liabilities (in millions of dollars, at year-end)	85,917	87,128	90,084	94,307	104,094
Net external debt (in millions of dollars, at year-end)	-122,161	-134,150	-164,162	-156,360	-170,089
Government Debt(1)
Total gross government debt (at end-of-year current prices)	726.7	740.8	747.1	788.3	823.2
Total gross government debt as percentage of GDP	62.4%	60.5%	58.8%	59.2%	58.4%
Revenues and Expenditures (net)
Revenues and grants	290.1	301.7	316.5	317.2	325.4
Expenditures	381.7	424.7	447.9	445.1	492.1
Expenditures other than capital expenditures	293.3	312.6	321.2	337.0	354.8
Development expenditures (including repayments of debt)	88.3	112.2	126.8	108.1	137.3
Repayments of debt	66.7	88.1	100.2	79.0	104.9

(1)
Government debt excluding local authorities’ debt.

Sources:
Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL
Introduction
Israel is a highly developed, industrialized democracy. Real GDP increased at an annual average rate of 3.7% between 1996 and 2019 and grew by 3.5% in 2019. Israel has seen marked improvements in many economic and fiscal indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis.
Income inequality and poverty levels have decreased as a result of the strong labor market and employment growth. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. However, GDP per capita in Israel based on purchasing power parity still remains relatively low. In order to support continuing increases in the standard of living, those groups with low participation rates need to be integrated into labor force, and productivity needs to be improved.
In recent years natural gas production has contributed to the energy sector of the Israeli economy. From 2006 to 2019 Israel experienced a major shift in fuel components used for electricity generation. In 2006, 18% of the used fuel was natural gas and 71% was coal. In 2019, 45.1% of the fuels consumption used for electricity generation was natural gas, 8% was liquefied natural gas, 1% was diesel and 45.8% was coal.
The high-tech sector in Israel includes the industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited total exports, half of which are high-tech goods and services.
The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 1%. Although the Israeli economy was affected by the global crisis, it was affected to a lesser extent compared to other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis. The factors include the low budget deficit, current account surplus, the resilience and strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets such as those associated with U.S. subprime mortgages.
Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 5.6% and 4.9% in 2010 and 2011, respectively. In 2012, the Israeli GDP grew by 2.4%. From 2013 to 2016, the Israeli GDP grew at an average annual pace of 3.6%. The increase in growth was mainly due to an increase in private consumption, while growth in exports was moderate. In particular, exports of goods showed weakness, mainly between 2015-2017, as services exports continued to rise, leading to an increase in the share of services exports relative to total exports. The increase in private consumption was due, in part, to low interest rates, relatively low levels of household leverage, and improvement in the labor market. From 2013 to 2016, growth in fixed capital formation was volatile and, after stagnation in 2014 and 2015, it rose to 12.9% in 2016, mainly due to a sharp increase in the number of purchases of passenger cars.
Consistent with anticipated long-term growth potential of above 3%, the GDP growth rate was 3.4% in 2018, reflecting growth in all GDP components. In addition, the decrease in exports of goods that occurred between 2015 – 2017 has stopped, while growth in services exports was 10.1% and the growth in goods exports in 2018 was 2%. During 2019 the growth rate of services exports was 8.7% and of goods exports was 0.1%. Annual growth in private consumption, averaged at 4.5% during 2013 – 2016, grew by 3.4% in 2017, 3.7% in 2018 and 3.9% in 2019.
Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) in addition to Canada, Turkey, Jordan, Egypt and Mexico. In 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.

In 2009, the budget deficit target excluding net lending and realized profits of the Bank of Israel was 6% of GDP, but the actual deficit stood at 4.9%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower at 3.5%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit to 3.1%, just slightly above the target of 3%. In 2012, the budget deficit reached 3.9% of GDP, significantly exceeding the Government’s deficit target of 2% of GDP, mainly due to lower than expected tax revenues. In 2013, the budget deficit decreased to 3.1% (below the 4.3% target) as a result of implementation of fiscal consolidation measures by the Government, on both income and expenditure sides, and from one-off tax revenues (“trapped profits” on sales of startup companies). In 2014, the budget deficit target was 3.0%, but the actual deficit was 2.7%, largely due to lower than expected expenditures, despite the effects of Operation Protective Edge in the third quarter of 2014. In 2015, the budget deficit was 2.1%, lower than the Government’s deficit target of 2.9%, mainly due to greater tax revenues than forecasted and lower expenditures due to the Government having operated on a monthly budget of no more than one-twelfth of the 2014 budget until the 2015 budget was approved and passed into law on November 19, 2015. The low deficit level continued in 2016 and 2017, as the budget deficit amounted to 2.1% and 1.9%, respectively, lower than the Government’s deficit target for those years, which stood at 2.9%. In 2018, the budget deficit target and the actual budget deficit were 2.9% of GDP. In 2019 the budget deficit was 3.7%, above the target ceiling of 2.9%.
The unemployment rate has fallen consistently throughout the past decade, except for a temporary increase during 2009. In 2012, the unemployment rate was 6.9%, and dropped consistently each subsequent year, down to 4% in 2018 and 3.8% in 2019. The reduction in the unemployment rate in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2019 was 63.5%, continuing a trend of incremental improvement from 59.4% in 2002. The growing employment rate in recent years has led to an increase in real wages and disposable income. In addition, there is high demand for workers, particularly high-skilled workers.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2018, 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 39%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of these new immigrants were highly educated and possessed strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants successfully integrated into the economy.
Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.
Population
Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 9.1 million as of the end of 2019. This is an increase of 1.9% from 9 million in 2018, following 1.9% growth in 2018 from 8.8 million people in 2017, 2% growth in 2017 from 8.6 million in 2016, 2% growth in 2016 from 8.5 in 2015 and 2.0% growth in 2015 from 8.3 million people in 2014. Between 1990 and 2018, Israel’s population grew by 86%, with a significant part of the increase due to immigration from the former Soviet Union. In 2018, 11.7% of the population was 65 years of age or older, 31.5% was between the ages of 35 and 64, 28.6% was between the ages of 15 and 34, and 28.2% was under the age of 15. 91.4% of the population lives in urban areas with 18.4% of the population living in Israel’s three largest cities: Jerusalem (population 919,400), Tel Aviv (population 451,500) and Haifa (population 283,600).
The Israeli population is comprised of a variety of ethnic and religious groups. In 2018, 74.4% of the total Israeli population was Jewish, 17.8% Muslim, 1.9% Christian and 1.6% Druze. The State’s Declaration

of Independence and various decisions of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language and Arabic has a special status in Israel, while English is commonly used.
In 2017, the Jewish Haredi community comprised 11.7% of Israel’s population. The Haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the total population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that the Haredi community will comprise approximately 20% of the population by 2040. The Haredi community is also currently characterized by relatively low participation in the labor market, particularly among men, as well as a low level of labor market-related skills.
Haredi demographic trends may, over the long term, contribute to lower aggregate participation in Israel’s labor market and lower labor productivity, thereby adversely affecting GDP growth. The impact of Haredi demographic growth may be significant with respect to tax revenue, due to lower revenues from taxation of labor and a generally lower level of economic development. However, due in part to several governmental initiatives, in recent years there has been an increase in the participation rate among the Haredi community.
The total Government budget allocated for programs focused on improving the employment prospects of the Haredi community over the last five years was approximately NIS 500 million. Israel will continue its efforts to integrate the Haredi community into the labor force.
Some of the significant governmental initiatives in this respect over the last three years include:
•
Vocational Services — which include career guidance services for the Haredi public, including cultural adaptation, employment workshops, mentoring, short courses in English and math, tutoring, professional job training referrals and job placement support.

•
Vocational Training — which provides a variety of professional courses, with varying levels of

Government funding, for the benefit of the Haredi community.
•
Engineering Studies — which include the possibility of studying engineering for graduation diplomas from within the ultra-Orthodox women’s teacher seminaries, as well as engineering studies, including tuition subsidies, for men.

•
Entrepreneurship Services — which are aimed at encouraging the opening of businesses by the Haredi community, including entrepreneurship courses, business mapping, financing channels and business centers. The activities are carried out through the Small and Medium-Sized Enterprises Agency, a division of the Ministry of Economy.

Immigration
Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses, as well as converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2016, 27,029 immigrants arrived in Israel, a decrease of 3.1% compared to 2015. In 2017, 26,357 immigrants arrived in Israel, a decrease of 2.5% compared to 2016. In 2018, 28,099 immigrants arrived in Israel, an increase 6.6% compared to 2017. In 2019, 33,171 immigrants arrived in Israel, an increase of 18.1% compared to 2018.
For over a decade, Israel, like many other developed countries, has experienced an influx of individuals entering its territory illegally. Israel has hundreds of kilometers of land borders and sea borders and since 2007, more than 60,000 migrants have entered illegally by means other than permitted entry into Israel at border entry points. Most of the illegal migrants entered Israel by crossing the Israeli-Egyptian border, not through an official border crossing, prior to the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and the completion of a major portion of a border fence in 2012 – 2013. Since 2013, there has been a drastic decrease in the number of migrants entering Israel illegally. Since 2010, thousands of illegal migrants decided to exit Israel to safe third countries or to their country of origin voluntarily
The data regarding illegal migrants who are currently in Israel is collected by the Population and Immigration Authority. As of the end of 2019, there were approximately 31,547 illegal migrants in Israel

(excluding births) who entered Israel illegally, approximately 28,614 of whom originated from Eritrea and Sudan. For over a decade, Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, and this policy is reviewed from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law laid down by the 1951 Convention Relating to the Status of Refugees. Migrants, whether legal or illegal, who apply for asylum in Israel are interviewed by the Refugee Status Determination Unit to determine whether the migrant fulfills the criteria set by the Convention; those who are denied refugee status may appeal to the court system. From 2017 to 2019, Israel received approximately 40,000 requests for political asylum, some by Eritreans and Sudanese citizens.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.
The President of Israel is the Head of State. The President has an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a seven-year term and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. The current President, Reuven “Rubi” Rivlin took office in June 2014.
The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most parliaments have not served a full term and early elections are frequent occurrences.
The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with Basic-Law: The Knesset and the Knesset Elections Law of 1969. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset’s support for its policies. Failure to form a government after elections or to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) also triggers early elections.
Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party-list and can only have influence over the position of individual candidates placed on the party list, if the party decides to hold primary elections, and the citizen is a member of such party. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the new Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, he or she is not required to be so, but is the member of Knesset who has the most likely chance of forming a government, based on the consultation with the parties. If the selected Knesset member successfully assembles a coalition, and the Knesset votes in favor of the proposed government, then this Knesset member becomes Prime Minister and a government is formed. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition.

Israel’s most recent general election was held on March 2, 2020. This election was held after two consecutive elections, in which the two leaders of the largest parties (Benjamin Netanyahu of Likud and Benjamin Gantz of Kahol-Lavan) failed to assemble a coalition. Following the last election, the President selected Benjamin Gantz of the Blue and White party to form a coalition government. Gantz did not succeed in forming a coalition in the newly selected Knesset by the deadline. After Gantz failed to assemble a coalition, Netanyahu and Gantz agreed on a unity government. This government was sworn in on May 17, 2020. Netanyahu is serving as Prime Minister and Gantz as Alternate Prime Minister for 1.5 years (until November 17, 2021), and for the following period of 1.5 years Gantz will serve as Prime Minster and Netanyahu as Alternate Prime Minister. The agreement brought about the split of Blue and White party and changes in the strength of the factions in the Knesset. The following table sets forth the distribution of Knesset seats by political factions as of June 21, 2020
Table No. 3
Distribution of Knesset Seats by Faction
(As of June 21, 2020)
Number of Seats
Likud	36
Yesh Atid-Telem	16
The Joint list (Hadash-Taal-Raam-Balad)	15
Blue and White	15(1)
Shas	9
United Torah Judaism	7
Israel Beitenu	7
Yamina	6
Labor (Haavoda)	3(2)
Meretz	3
Derech Eretz	2
Gesher	1
Total	120

(1)
Yesh Atid-Telem and Derech Eretz were part of an alliance with the Blue and White party. On the day of the publication of the results, March 10, 2020, this alliance had 33 seats. On March 29, 2020, the alliance was dissolved.

(2)
Meretz and Gesher were part of an alliance with the Labor (Haavoda) party. On the day of the publication of the results, March 10, 2020 this alliance had 7 seats. However, on March 23, 2020 and April 6, 2020, Gesher and Meretz, respectively, left this alliance.

The Judicial System
The Israeli judicial system, which functions independently from the executive and legislative branches, is comprised of civil courts and tribunals, as well as religious and military tribunals.
The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. The civil courts consist of Magistrates’ Courts, District Courts, Labor Courts, and the Supreme Court. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction over certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.
Within the civil court system, the Magistrates’ Courts are courts of first instance. They have jurisdiction over criminal matters generally relating to offenses carrying a potential sentence of less than seven years imprisonment, as well as civil matters for claims of less than NIS 2.5 million or claims involving the use and possession of real estate. The Magistrates’ Courts also sit as specialized courts based upon subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts and Juvenile Courts. There are 32 Magistrates’ Courts.
Labor and social security issues are under the jurisdiction of the Labor Courts, composed of Regional Courts and the National Labor Court, which serve as both an appellate court and a court of first instance in certain matters.
The six District Courts, located in Jerusalem, Tel Aviv, Haifa, Beer Sheba, Nazareth and Central Region (Lod), are courts of first instance in matters that do not fall within the jurisdiction of Magistrates’ Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, administrative matters (e.g., appeals on tax matters, government tenders, planning and building issues and other petitions against decisions of government bodies and authorities) and intellectual property matters, as well as appeals of Magistrates’ Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters, such as election appeals and extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction over maritime matters. In addition, the Tel Aviv District Court and the Haifa District Court operate a “Financial Department,” which has exclusive jurisdiction over certain financial matters such as derivative actions and class actions in connection with securities.
The Supreme Court, which is composed of fifteen justices, sits as an appellate court in review of trial court judgments and District Court appellate decisions. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. The Supreme Court also holds further hearings on its own decisions and has the unique power to order a retrial in criminal matters. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court and the religious tribunals. Supreme Court rulings are considered binding upon all lower courts in Israel.
Justices in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Justices are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. In accordance with tradition, the President of the Supreme Court is selected based on seniority.
National Institutions
Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.32 billion in 2019, compared to $0.1 billion in 2018.
International Relations
Israel currently maintains diplomatic relations with 161 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values of democracy and mutual respect. During the 1990s, Israel established or reestablished commercial, trade and diplomatic relations with all of the republics of the former Soviet Union and Eastern Europe. Israel has seen significant growth of commercial, trade and diplomatic relations with key Asian countries, especially Japan, South Korea, China and India. Over the past three decades, Israel has encouraged efforts to increase relations with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers, “peace and unity to all neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and to economic opportunities for regional development.
Israel and the United States.   Israel maintains a close economic, diplomatic and military relationship with the United States.

Israel receives military assistance from the United States and has received economic assistance from the United States averaging approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel. The United States increased annually the level of its Foreign Military Financing assistance to Israel. In 2016, the United States and Israel reached an agreement on a package of at least $38 billion in U.S. military aid over the course of 10 years ($3.8 billion per year). This aid is used for foreign military financing and ballistic missile defense cooperation.
Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries.
In December 2017, the President of the United States formally recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. On May 14, 2018, the U.S. officially inaugurated its new embassy in Jerusalem. In March 2019, the President of the United States recognized Israeli sovereignty over the Golan Heights.
For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Despite the economic sanctions relief, it should be noted though that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, were not included in the JCPOA and remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet clear.
Israel and the Middle East.   Since January 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.
Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of ISIS (Islamist State in Iraq and Syria) in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.
Israel monitors the situation in Syria very closely. The direct threat that the Syrian military poses to Israel has diminished. Nevertheless, Israel remains vigilant about security of its border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and increased Iranian and radical presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region.
After years of hostility and wars between Egypt and Israel, intensive negotiations were held by the two countries with the close assistance of the United States. Following these negotiations, Anwar Sadat, the President of Egypt, responded positively to the invitation of Prime Minister Menachem Begin, and visited Israel in 1977. On March 26, 1979, Egypt and Israel signed a peace treaty. This was the first peace agreement signed between Israel and one of its neighboring countries and since then, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.
Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf region.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to stability in the region and other shared interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare and agriculture, as there has been a growing recognition of Israel’s capabilities in these areas.
Israel and Its Borders.   On May 23, 2000, Israeli military forces unilaterally withdrew from south Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the ‘Second Lebanon War’, began when militants from Hezbollah fired rockets at northern Israeli border towns and conducted a deadly ambush on Israeli soldiers — capturing two of them. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.
Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful, but Hezbollah’s military buildup with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.
Israel closely monitors security on its northern and southern borders, due to the presence of radical forces. Since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. In February 2018, Iranian Revolutionary Guard forces attempted an attack with a cross-border drone from Syria, which was intercepted by Israeli forces. Due to the threat, Israel has stated that it will not allow the further entrenchment of Iranian forces in Syria.
The Israeli-Palestinian Conflict.   The signing of the Oslo Accords in 1993 between Israel and the Palestinian Liberation Organization (“PLO”) and the commitments undertaken for mutual recognition was believed to be a turning point in the relations. This led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000. This included a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens, in violation of the bilateral agreements signed in 1993. Over the past decade, Israel has called to resume unconditional peace talks with the Palestinian Authority, while the Palestinian Authority, under the leadership of Mahmud Abbas (Abu Mazen), has raised preconditions to resume such talks.
In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 increased instability in the region.

Hamas has had control over Gaza since 2007. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds into Israel, as well as attempting to infiltrate by sea. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis in the Gaza envelope found themselves within range of terrorist rocket fire and mortar attacks. Due to the threat of rockets and terror tunnels, Israel has engaged in several military operations (Operation Cast Lead — 2008, Operation Pillar of Defense — 2012, and Operation Protective Edge — 2014) with the goal of suppressing the rocket-fire. The threats posed by tunnels and rocket launches have decreased in recent years due to the efforts and successes in the intelligence field, the use of missile defense systems, and new technological capabilities in the field of location of underground tunnels.
In February 2020, United States President Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu has declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interests.
Other diplomatic relations.   In recent years, Israel has further developed its diplomatic relations in Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.
Israel and the EU have a very close and deep-rooted relationship. In the 1950’s, Israel was one of the first countries to establish relationships with the European Union. In 1976, the EU and Israel signed their first trade agreement and the EU remains Israel’s largest trading partner. Since June 2013, the Open Skies Agreement has led to an increase in passenger traffic from 7.6 million to 11.9 million, making the EU a popular destination for Israelis to visit. The EU has supported and helped Israel’s research and innovation sector over the past 20 years. In the Horizon 2020 program, over 1,245 projects received funding from the EU amounting to 713 million euros. Israel has also developed new regional alliances with European Countries such as the trilateral agreement with Greece and Cyprus, the Visegrad (Hungary, Czech Republic, Slovakia and Poland), as well as relations with the Baltics and Balkans. This new form of cooperation termed “geometric diplomacy” has led to an unprecedented amount of summit gatherings of the regional leaders with Israel.
In addition, Israel increased its diplomatic activity in Latin America, with the Prime Minister visiting Argentina, Colombia, and Mexico. These were historic visits as Netanyahu was the first Prime Minister of Israel to visit this region. Relations between Israel and Brazil have also developed, with recent visits by the Prime Minister of Israel to Brazil and the Brazilian President to Israel and an announcement by Brazilian President to open a business center in Jerusalem.
In recent years, Israel has significantly increased its activity in Africa, and new Israeli aid projects were developed with several African countries. In early 2019, Israel opened its 11th African embassy in Rwanda and renewed its diplomatic relations with Chad. These events mark the strengthening ties between Israel and the continent. The President of Israel visited Ethiopia in May 2018, and the Prime Minister made official visits to several African countries, including Kenya and Liberia.
In 2014, the Government convened high level integrated committees, led by the Prime Minister’s office, to support advancing relations with China and India and since then has increased its diplomatic presence in both these countries. In 2018, relations between Israel and India deepened and agreements were signed between the two countries covering activity in various industries, including cybersecurity, oil and gas and medicine. In 2018, eight cooperation agreements between Israel and China were signed in science and technology, life sciences, innovation, digital health, and agriculture.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.
Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel is a member of initiatives conducted under the framework of the World Trade Organization, namely the Government Procurement Agreement and the Information Technology Agreement.
Israel has an extensive network of free trade agreements with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay and Paraguay), and recently Panama. A free trade agreement signed with Colombia is expected to enter into force in 2020. Negotiations for a free trade agreements with Korea and Ukraine have concluded and are in process of ratification. Approximately 67% of Israel’s foreign trade is conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with China, India, Vietnam and the Euro Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan). In 2019, Israel and the UK signed a “Trade and Partnership Agreement”, which will take effect once the transition period for the UK’s withdrawal from the EU has concluded. This agreement covers all rights and obligations Israel and the UK had under the EU-Israel Association Agreement, with necessary changes to reflect that it is a bilateral agreement outside of the EU.
In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000, which addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.
In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services.
In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.
Israel, with the assistance of the United States, developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.
Since 1996, Israel has been an associated member in the EU Framework Programs for Research and Innovation (the “EU Framework Program”), which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D platform in the world involving industrial and academic research and innovation.
In 2014 Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Horizon 2020 provided Israel access to €70 billion in total program funding. Horizon 2020 provides funding in a variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher’s mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon 2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are based in the EU or established in a country associated with Horizon 2020 can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere.
In 2016, Israel celebrated 20 years of participation in the EU Framework Programs which, over the last 20 years, involved more than 21,300 Israeli researchers participating in 3,080 retained and funded projects, totaling €1.7 billion in funding.
Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network that supports R&D-based businesses and institutions through funding and partner-matching services. On an annual basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in a variety of industry fields and technological areas. In July 2010, Israel became the chair of the EUREKA Network for one year. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
In 2019, Israeli companies submitted 70 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority; the countries with the most submissions were Greece, UK and Italy.
Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five bi-national R&D foundations with the United States, Canada, India, Singapore and South Korea.

THE ECONOMY
Overview
Israel’s economy is industrialized and diversified. From 2010 to 2019, the average annual growth of the GDP was 3.8% and in 2019 the GDP per capita amounted to $43,696. Since 2010, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and external trade.
Consistent with anticipated long-term growth potential of around 3%, the GDP growth rate was 3.5% in 2019, reflecting growth in all GDP components. The overall strength of the domestic economy in 2019 was reflected in a solid labor market, as the unemployment rate fell to 3.8%, the lowest level in the last decade, while the participation rate remained stable and at a high level relative to historical and international rates.
Israel has a high employment rate and average wages have increased significantly in recent years. The increase in real wages and the high participation rate have led to increased household income. The increase in real wages reflects both the rise in nominal wages and low inflation rates. The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor.
Income inequality and poverty have fallen as a result of the strong labor market and rapid employment growth. The standard of living in Israel is steadily increasing, as seen in the growth of GDP per capita. However, GDP per capita in Israel based on purchasing power parity remained relatively low. In order to support continuing increases in the standard of living, those groups with low participation rates need to be integrated into the labor force.
The high-tech sector in Israel includes the industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly, and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited exports, half of which are high-tech goods and services.
Since 2010 there has been changes to the composition of Israel’s exports: the exports of services have grown while exports of goods have declined, as a percentage of total exports. In 2019, exports of goods consisted primarily of manufactured goods, namely high-tech products. Exports of services grew by 8.7% while exports of goods grew by 0.1%. In total, exports grew by 4.1% from 2018 to 2019.
In recent years natural gas has contributed to the energy independence of the Israeli economy. From 2006 to 2019 Israel experienced a major shift in fuel components used for electricity generation. In 2006, 18% of the used fuel was natural gas and 71% was coal. In 2019, almost half of the fuel components used for electricity generation was natural gas, 8.0% liquefied natural gas and only 45.8% was coal.
In the last two decades, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing State-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend since 2009, increasing slightly to 60.9% in 2018. Public debt as a percentage of GDP decreased to 59.9% in 2019.
The Government is committed to price stability within an inflation target of between 1% and 3%. In the last ten years, prices have risen by an average of 1.3% annually. Over the last five years, the average rate of inflation rose gradually, standing at -0.6% in 2015, -0.5% in 2016, 0.2% in 2017, 0.8% in 2018 and 0.8% in 2019.
Gross Domestic Product
GDP is defined as gross national product minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). In 2016 and 2017 GDP grew by 4.0% and 3.6%, respectively reflecting lower unemployment rates.
In 2018, GDP grew by 3.4%, largely as a result of increases in private consumption and exports, primarily exports of services. GDP growth was volatile during 2019. In the first quarter GDP of 2019 the growth rate stood at 4.9% at an annual rate while during the second quarter, growth rate amounted to 1.3%. The low growth rate in the second quarter was due to a drop in vehicle purchases, following a peak in the first quarter. The second half of 2019 reflected a recovery with growth rates of 4.1% and 4.6% for the third and fourth quarters, respectively.
In 2019, GDP amounted to NIS 1.41 trillion and business sector product amounted to NIS 1,040.4 billion (in each case, at current prices). Business sector product is calculated as GDP minus certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics, according to international and national accounts practices, applies this methodology. In 2019, government output and product of services of private non-profit institutions amounted to NIS 204.1 billion, and housing services amounted to NIS 164.2 billion. These figures represent real growth of 6.7% for housing services in 2019, an increase from the rates in 2017 and 2018.
Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
Growth (percent change)	2015	2016	2017	2018	2019
Real GDP growth	2.3%	4.0%	3.6%	3.4%	3.5%
GDP growth per capita	0.3%	2.0%	1.6%	1.4%	1.6%
Inflation (change in CPI – annual average)	-0.6%	-0.5%	0.2%	0.8%	0.8%
Industrial production	2.2%	1.7%	3.7%	3.5%	2.9%
Constant 2015 prices
GDP	1,165	1,212	1,255	1,298	1,344
Business sector output	865	901	935	969	1,008
Current Prices
GDP	1,165	1,225	1,272	1,331	1,409
Business sector product	822	868	911	938	981
Permanent average population (thousands of people)	8,380	8,546	8,713	8,883	9,053

Source:   Central Bureau of Statistics.

Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)
Resources	2015	2016	2017	2018	2019
GDP	1,165	1,212	1,255	1,298	1,344
Imports of goods and services	328	361	379	404	418
Total	1,493	1,573	1,634	1,702	1,762
Use of resources
Private consumption	635	675	698	724	752
Public consumption	262	273	282	294	304
Gross domestic capital formation	233	258	272	280	286
Exports of goods and services	364	367	382	403	420
Total	1,494	1,573	1,634	1,701	1,762

Source:   Central Bureau of Statistics
Table No. 6
Gross Domestic Product Percentage Change by Industry
	2015	2016	2017	2018	2019	Percent of Total Business Sector, 2019
Agriculture, forestry and fishing	-6.5%	5.1%	1.5%	-2.6%	-6.9%	1.6%
Manufacturing; mining and quarrying	0.3%	-4.6%	3.1%	1.8%	2.4%	17.8%
Construction	0.9%	6.8%	6.7%	4.9%	3.2%	9.0%
Electricity and water	2.0%	7.1%	-1.5%	5.6%	0.2%	2.3%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	2.4%	4.7%	5.6%	3.2%	4.4%	16.5%
Transportation, storage, postal and courier activities	3.6%	5.0%	7.0%	4.4%	2.1%	5.0%
Information and communications	8.0%	7.7%	2.6%	6.3%	6.9%	13.8%
Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	2.7%	4.6%	5.8%	3.6%	4.7%	25.6%
Education; human health & social work activities; arts, entertainment & recreation; other services	1.7%	3.2%	3.6%	3.6%	3.4%	8.7%
Total Businesses sector	2.3%	4.2%	3.8%	3.7%	4.0%	100%
Gross Domestic Product	2.3%	4.0%	3.6%	3.4%	3.5%

Source:   Central Bureau of Statistics
Savings and Investments
Gross domestic capital formation, which is the sum of investments in fixed assets and the change in inventories, increased by 1.8% in 2019, following increases of 3.2%, 5.4%, 10.6% and 1.7% in 2018, 2017, 2016 and 2015, respectively.
Israel’s saving rate is higher than the OECD average. According to the OECD, “Saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as percentage of GDP. The saving rate in Israel stood at 11.1% in 2018, compared to 5.8% in the EU, 7.1% in the Euro area and 2.4% in the United States.
Business Sector Output
Business sector output in Israel equals GDP minus general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.7% annual growth between 2004 and 2008. The global economic crisis impacted the business sector output starting in the second half of 2008, with total output growing in 2009 by 0.3%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.7% and 5.6%, respectively. In 2012, the business sector grew at a moderate rate of 2.0% due to the slowdown in the world economy but, in 2013 the business sector GDP recovered and grew by 4.9%. In 2014, the business sector product’s growth decreased compared to the 2013 growth rate, as business sector output grew by 3.9% in 2014. This slowdown was partly due to the negative effects of Operation Protective Edge, which took place in July and August of 2014.
In 2015, the business sector output grew by 2.3%, lower than the 2014 figure. In the fourth quarter of 2015, the growth rate accelerated, and the relatively high growth rates continued in 2016 and 2017, as the business sector GDP grew by 4.2% and 3.8% respectively. In 2018, the business sector GDP grew by 3.7%, and in 2019 by 4.0%, slightly above the total GDP growth.
Trade and Services
The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This branch of the business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 7.8% and 5.2%, respectively. Following slower growth rates in 2008 and 2009, the trade and services sector expanded by 5.6% in 2010 and 7.6% in 2011. From 2012 to 2018, this sector expanded at a higher growth rates than the overall economy, with growth rates of 2.4% in 2015, 4.4% in 2016, 5.4% in 2017 and 3.5% in 2018. In 2018, the growth rate was 4.4%, above the total GDP growth. In total, the trade and services sector accounts for 50.7% of the business sector.

Table No. 7
Manufacturing Index by Category
(Annual Real Percentage Change)
	2015	2016	2017	2018	2019
Food, beverages and tobacco	1.5%	4.1%	1.4%	1.9%	3.0%
Mining	-0.1%	21.5%	22.1%	5.5%	-4.0%
Textiles and clothing	0.0%	4.2%	-1.6%	3.1%	-2.8%
Shoes, Leather and leather products	4.9%	0.9%	-0.1%	-3.2%	-8.3%
Wood and wood products	5%	8.6%	2.7%	-4.2%	-0.3%
Paper and paper products	13%	18%	0.8%	-1.8%	0.8%
Printing and reproduction	-1.0%	-0.9%	2.2%	5.3%	-1.3%
Chemical products and refined petroleum	12.2%	-6.9%	-5.9%	-7.5%	-4.0%
Rubber and plastic products	-0.4%	8.4%	0.6%	-1.2%	-1.9%
Non-metallic mineral products	5.1%	3.5%	4.5%	-2.7%	-3.0%
Basic metal	-0.7%	-1.2%	4.0%	5.3%	1.6%
Metal products	0.9%	1.9%	2.8%	-2.0%	1.2%
Machinery and equipment	1.7%	-1.4%	5.7%	1.6%	-0.2%
Electric motors	3.3%	7.8%	-5.6%	-14.4%	-4.9%
Electronic equipment and components	-6.3%	-3.7%	5.9%	11.5%	15.5%
Communication equipment	-2.0%	-4.8%	4.3%	9.2%	2.4%
Transport equipment	6.2%	6.5%	6.3%	3.2%	3.5%
Other	-0.8%	11.5%	2.9%	4.8%	0.3%
Total (excluding diamonds)	2.3%	1.6%	3.7%	3.5%	2.9%

Source:   Bank of Israel
Table No. 8
Industrial Production Index
(Base Year: 2011 = 100)
	2015	2016	2017	2018	2019
Index Level(1)	108.2	110	114	117.9	121.4
Annual Real Percentage Change	2.2%	1.7%	3.7%	3.5%	2.9%

(1)
Excludes diamonds.

Source:   Central Bureau of Statistics.
Transportation
Israel has a network of over 20,000 kilometers of roads, including highways that link the major cities — Tel Aviv with Haifa, Jerusalem and Be’er-Sheva. 1,450 kilometers railways run from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State.
As a part of a vision to increase Israel’s core infrastructure, the Government has increased its investment in the transportation sector from NIS 20 billion to NIS 30 billion over the last few years. As a result, in recent years, many new roads, railways and two ports have been built.

The Government plans to continue its strategic investment in transportation projects, including new light rails in Jerusalem, in Tel Aviv metropolitan area and between Nazareth and Haifa. Investment will continue to expand railways across the Israeli coastal plain and the Eastern Railway in central Israel, and roads that provide priority access for public transportation. The total investment in these projects is estimated to be more than NIS 75 billion.
Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas. As a part of the growth in the investment in the transportation sector, investment in public transportation has doubled in the past decade.
Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In 2003, the Government founded Netivei Israel — National Transport Infrastructure Company Ltd., a Government Company (as defined in “Role of the State in the Economy,” below), which is responsible for the inter-urban road system, traffic management and control, planning, development, and the safety and maintenance of roads. The budget for Netivei Israel — National Transport Infrastructure Company projects in 2019 was approximately NIS 5.3 billion. In 2016, the Government set a five-year plan for Netivei Israel at an estimated cost of NIS 50 billion. The plan includes several new development projects planned for 2017 — 2021 intended to reduce traffic, increase safety, and provide transportation to the areas where new housing has been built.
The Government has established a series of strategic plans for public transport and road networks over the next 20 to 30 years. The national strategic plan for public transport, announced in 2012, recommended investing NIS 250 billion in the urban mass transit systems and the National Rail in accordance with specific strategic goals. The Israel Railways 2040 strategic development plan, announced in 2016, aims to improve public transport and in particular to improve the modal share taken by mass transit and the railways in the main corridors connecting the four metropolitan centers, while widening the existing railways in the Ayalon corridor and other congested areas. The implementation of the plan is estimated to cost NIS 120 billion and aims to increase speed, fleet size and frequencies, and to improve railway accessibility.
The strategic plans for the metropolitan public transport networks aim to increase the appeal of public transport and therefore increase overall ridership to 40% of total motorized trips. The Tel Aviv metropolitan strategic public transport plan for 2040, announced in 2016, will introduce new metro lines and is estimated to cost NIS 150 billion. The Jerusalem public transport strategic plan for 2040, announced in 2015, is estimated to cost NIS 30 billion. The Haifa strategic public transport plan for 2040, announced in 2015, is estimated to cost NIS 30 billion.
Netivei Ayalon, which became a Government Company in March 2016, is authorized to develop projects in metropolitan areas, including establishing over 100 kilometers of high-occupancy vehicle (HOV) lanes; creating 11,000 parking spaces for “park and ride” service at entrances to the Tel Aviv metropolitan area; creating 160 kilometers of bus lanes to give priority to public transportation in central Israel; and creating bicycle lanes for commuters. The estimated cost for Netivei Ayalon projects is NIS 10 billion.
In August 2016, the Government approved a resolution to fund public transportation projects, to be carried out by Government Companies and public-private partnerships at an estimated cost of NIS 54 billion. The expenditures includes: NIS 29 billion for the green and purple lines of Tel Aviv light rail; NIS 10 billion for the green line of Jerusalem light rail and for advance planning of the blue line; NIS 8.1 billion for Eastern rails for the heavy rail trains; NIS 5.9 billion for the light rail to Nazareth; NIS 2.6 billion for the expansion of the public transit system in Haifa; and NIS 300 million for cable railway in Haifa. In addition, the resolution includes plans for a metro system in Gush Dan.
The Government considers the development of an advanced mass transit infrastructure to be a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer project in Jerusalem, and the first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State-owned Metropolitan Mass Transit System Company would set up a light rail in metropolitan Tel Aviv, and the first Tel Aviv light rail line is expected to commence operations in 2021. Two additional rail lines are expected to commence operations in 2026. In 2007, the Government commenced work in the Haifa metropolitan area on the first bus rapid transit line (the Metronit) which in 2013 began connecting Haifa and the Krayot area using an exclusive lane. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. In 2011, a line between Tel Aviv and Rishon Le-Zion was opened. The Ashkelon — Be’er-Sheva line became operational in September 2015. The Haemek line began operating in 2016. As part of the rail development program, several new and improved lines were planned, such as the Ako-Carmiel line, which started operating in 2017, and the Kfar Saba — Rananna — Tel Aviv line, which started operating in 2018.
In February 2010, the Government embarked on an ambitious program to develop the transportation infrastructure in the northern and southern parts of the State. The program, called Netivei Israel (which is not directly related to the Government Company of the same name), includes the construction of a series of railways and highways. It is expected to play a crucial role in accelerating economic activity and decreasing travel time between the State’s central and peripheral areas. The program is progressing as planned at an estimated cost of NIS 27.5 billion. In addition, as part of the development plan of Israel Railways, Israel’s railway network is expected to become fully powered by electric trains by 2025.
Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2018, 58.7 million tons of cargo passed through Israeli ports. The Israel Ports Development and Assets Company Ltd., a Government Company, serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies that received a mandate to operate port facilities leased to them by the Government.
In 2013, the Government announced plans to build two new privately-operated terminals in Ashdod and Haifa. Following tenders valued at approximately NIS 8 billion for construction and operation of the new terminals, construction has started. In addition, the Government invested NIS 1.6 billion in adapting the roads to the Haifa port, in addition to the budget of Netivei Israel. The Southport and Bayport terminals will be privately operated for a period of 25 years by Terminal Investment Ltd. and Shanghai International Port Group, respectively, after which the terminals will be returned to the Israel Ports Development and Assets Company. Both terminals are slated to begin operation in 2021.
Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 22.9 million passengers in 2018, compared to 20.8 million passengers in 2017, with flights to and from most major cities throughout the world.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This new airport will serve as the international airport of southern Israel and replace the Eilat Airport and the civilian activity in the Ovda Airport. In November 2017, the Government endorsed developing a supplementary airport near Ben Gurion Airport and run by the private sector. Netivei Israel is expected to publish plans for the airport at the end of 2021.
Communications
The telecommunications market (not including television) constitutes approximately 1.5% (NIS 20.5 billion in 2019) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure by operators, rapid development and significant levels of competition. The market currently is comprised of six infrastructure-based domestic cellular operators, with the most recent operator entering the market in the first quarter of 2018, as well as a number of resale-based operators. In addition, there are seven international telephone service providers and four fixed domestic communications operators (fixed broadband and telephone), two of which have universal service obligations. The telecommunications market is fully privatized and the Government does not hold a stake in any communications operators.
Israel has six cellular telephone network operators, which provide digital technology and modern third and fourth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of December 31, 2019, there were approximately 10.2 million cellular subscriptions, i.e., more than 1.12 cellular phones per capita. Total revenues for the cellular market in

2019 were approximately NIS 9 billion. Competition in the mobile sector is strong, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively. In 2015 there was a tender for 4G network frequencies and a network sharing policy, allowing for future investment along with efficiency gains. Since then, there has been continuing deployment of 4G cellular rollouts. In July 2019, the Ministry of Communications published tender documents for a 5G network frequencies in the 700, 2600 and 3500 MHz. The tender is expected to take place in the third quarter of 2020. The Government expects the tender to be followed by the rollout of advanced LTE (Long-Term Evolution) and 5G networks over the course of four to five years, and will implement an incentive mechanism, at a total of 500 million shekels, in order to accelerate rollouts.
The Israeli incumbent, Bezeq (Israel Telecommunications Corp. Ltd.), dominates the fixed line sector in Israel, controlling 67% of the fixed line infrastructure, whereas Hot Telecommunication Systems Ltd. (“HOT”) controls 28% and new competitors control 5%. In 2019 the total number of internet connection based on Bezeq, the incumbent network, decreased for the first time in at least nine years as a result of competitor’s fiber based networks rollout. Using the fixed line infrastructure, four major internet service providers and about ten smaller internet service providers serve more than 2.6 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 100 megabits per second are widely available. The average speed for household users using the Bezeq infrastructure is 68 Mbps, an increase of 15% from the average speed last year, while 86% of the households and businesses using the HOT infrastructure have download speeds of at least 100 Mbps, and the company launched new services during 2019 of speed up to 500 Mbps. As a result, Israel is at the forefront of high-speed internet access usage in the Western world. Alongside the aforementioned, fiber to the home (“FTTH”) rates in Israel are estimated at 6%, significantly lower than the OECD average of 26%, but the accessibility to fiber based networks increased significantly from 9% at the end of 2018 to approximately 24% at the end of 2019. This increase is primarily attributable to regulatory changes conducted by the ministry of communications, lowering the cost of rollouts of fiber based networks. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition in the market for the provision of fixed high-speed internet access, leading to lower retail rates and better quality of service. At the end of 2019, 29% of the internet connections provided over the Bezeq network were provided by competitive wholesale operators.
In 2019, Cellcom finalized the joint venture with the Israel Infrastructure Fund to obtain control in IBC, a fiber based network company, which was established by the Government in 2011 and has the exclusive right to deploy communications network via the electricity grid.
In November 2019, an inter-disciplinary governmental committee, comprised of representatives of the Ministry of Communications, the Ministry of Finance and the Competition Authority, published a new plan for cross-country fiber coverage. This committee’s recommendations aim to incentivize Bezeq to launch its fiber based services and to subsidize fiber based rollouts in the rural areas, which are not as profitable for Bezeq compared to urban areas. In 2020, the Government plans to implement legislative changes to carry out this committee’s recommendations.
Fixed telephone services were opened to competition de facto in 2004 and, since then, cable companies and other alternative operators have gained about 38% of the market share in the telephone market. Fixed telephone use is declining as internet-based and mobile services increase. The two incumbent fixed operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services and fixed broadband services.
On November 1, 2017, Israel’s main commercial television channel, Channel 2, was divided into two channels, KESHET and RESHET, and in the beginning of 2019, RESHET merged with the third commercial license holder, Channel 10. Alongside one nationwide cable television operator, and a single direct broadcast satellite operator, operate two television providers (but do not control the networks), holding a market share of 25% (in households). In addition, Netflix has penetrated the Israeli market, offering its customers a cheaper alternative to traditional television.

Construction and Housing Prices
In 2019 construction activity in the housing sector continued to increase in response to the high demand for housing. Housing prices increased over the last ten years and in 2019, investments in construction increased at a rate of 3.2%, compared to the growth rates of 2.3% in 2018, 6.5% in 2017, 7.1% in 2016 and 2.2% in 2015. In 2019, 51,300 dwellings were built, a decrease of 2.5% compared to 2018, following a decrease of 2.8% in 2018 and a decrease of 4.2% in 2017. The last time there was an increase in housing construction was 2016, when there was a 5.3% increase in 2016 compared to 2015. The number of residential real estate transactions in 2019 was significantly higher than in 2018, following moderate decreases since 2015.
Agriculture
In 2018, agricultural exports totaled NIS 4.4 billion, representing 1.1% of total merchandise exports. The agricultural value of production in 2018 was NIS 30.5 billion, of which livestock accounted for 41% and crops accounted for 59%. In 2018, the agricultural sector’s share in employment amounted to 1.0% of the work force, the same as in 2017. Investments in agriculture amounted to 1% of fixed investments in 2018.
The Government has implemented structural reforms to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units that receive fewer subsidies from the Government. Furthermore, in 2014 and from 2016 to 2018, to increase competition and decrease consumer prices, the Government reduced tariffs on imported cheese, meat and fish, while also supporting local farmers with direct subsidies.
Water
The scarcity of natural fresh water resources is a problem not only in Israel but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is committed to treaties signed with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to the arid areas in the South.
Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and municipal entities. In 2019, Mekorot designated approximately NIS 1.4 billion to capital investments relating to water distribution.
Approximately 52% of Israel’s total water consumption and 36% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated brackish water and seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 630 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.5 billion. In accordance with Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2019, the Government purchased approximately 654 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim.
In addition, further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. Israel leads the world with a water recycling rate of approximately 90%

(approximately 500 million cubic meters) in recent years. To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. Since 2015, the Government budgets have included provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations. The purpose of these steps is to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. As of end 2019, 56 regional companies were in operation, servicing approximately 7.7 million people.
Electricity
Most of the electric power in Israel is supplied by the Israel Electric Corporation (“IEC”), a Government Company that generates approximately 60% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority was established to supervise electric utility services and, among other things, regulate the tariffs associated with supplying electricity to consumers. The purpose of the Electricity Sector Law is to establish the tariff base, regulate activity in the electricity sector for the public interest, ensure the reliability, availability, quality and efficiency of services, create conditions for competition and minimize costs. The law provided a ten-year transition period during which IEC was granted a license to generate, transmit, distribute, and supply electricity. IEC currently holds licenses to produce electricity at each of its 58 generation units.
In June 2018, the Government passed decision no. 3859 regarding the reform of the electricity market. The decision stipulated that IEC shall sell 5 major units: Alon Tavor site was sold to an independent Power producer in November 2019, and the sale of the other four units, Ramat Hovav, Riding, Hagit East, and Eshkol, will follow.
The generation and transmission licenses and the licenses for distribution and supply continue to be extended, similar to other infrastructure licenses.
Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has expanded its policy of encouraging competition by means of independent private producers. In 2017, the Government approved five independent private producers to begin planning new private power plants at fifteen potential sites. The Government’s goal is to achieve a competitive market in the generation and supply segments of the electricity sector. As of April 2019, multiple independent private generation units and renewables producers generated 43% of the electricity produced in Israel. To develop and increase the competition in the sector and improve IEC’s efficiency, the Government, the IEC and labor unions have an agreement to implement industry reforms over an eight-year period, including reductions in IEC employee headcount, separation of the system operator from the distribution network planner and allowing for competition in residential electricity supply segment.
In 2009, the Government set a 10% target for power generation using renewable energy by the year 2020, following which the Ministry of Energy (previously known as the Ministry of National Infrastructure, Energy, and Water Resources) instituted quotas for renewable energy technologies such as wind, solar (thermal and photovoltaic), biogas and biomass, and the Public Utility Authority set appropriate tariffs. In 2015, the Government set new goals for power generation to be produced from renewable energy sources, setting targets at 13% by 2025 and 17% by 2030. Consequently, the Government allocated NIS 300 million in grants and NIS 500 million in securities for energy saving projects. On June 1, 2020, the Energy Minister received a consultant resolution from the Public Utility Authority suggesting a new target of 30% of power generation to be produced from renewable energy sources by 2030.

Energy
Israel’s main sources of energy are natural gas, coal and oil. Despite being a producer of natural gas, which is currently Israel’s main source of power generation energy, Israel is almost totally dependent on imported fuels for its coal and oil needs because domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Israel’s increased use of renewable energy sources will diminish the need for imported coal for electricity generation. Most of Israel’s foreign oil is purchased on the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.
In 1999, 35 billion cubic meters of natural gas was discovered along Israel’s Mediterranean shore. Israel’s first offshore natural gas field, Mari B, began production in 2004. In January 2009, the “Tamar” reservoir was discovered in the Mediterranean Sea, estimated at more than 280 billion cubic meters. Tamar began producing gas in 2013 and now produces 10 billion cubic meters per year. Leviathan, which was discovered in December 2010 and is estimated to hold more than 500 billion cubic meters of high quality natural gas, began producing gas in December 2019. In April 2012 and May 2013, two more gas reservoirs were discovered, known as Karish and Tanin, respectively, and were estimated to hold approximately 55 billion cubic meters of natural gas. Recent discoveries in the “Karish North” reservoir in May 2019 increased the estimated capacity by an additional 25 billion cubic meters. Production in Karish is expected to begin in the second half of 2021.
The Government first approved natural gas exports in 2013, and following further discoveries of natural gas, decided to establish a regulatory regime for the natural gas market in 2016. Aiming to encourage competition in the production segment, the Government decided that the ownership of Karish and Tanin should be sold to a party that had not owned or been affiliated with an owner of Tamar or Leviathan and had not been affiliated with the energy companies currently involved with the Israeli natural gas market, including Delek, Ratio Petroleum or Nobel Energy Mediterranean. Following this decision, in December 2016, Karish and Tanin were sold to Energean Israel, a subsidiary of the Greek energy corporation Energean Oil & Gas. Energean Israel and Kerogen Capital then entered into a 50/50 joint venture for a $1.4 billion development of the Karish and Tanin gas fields and, in March 2018, Energean Israel announced the approval of a final investment decision for Karish and Tanin reservoirs. The Leviathan reservoir began production in December 2019. Israel expects to have three active gas reservoirs supplying the Israeli economy, each independently connected to the coastline, by 2021.
The Government is also promoting additional natural gas exploration efforts along its coastline. In the searching bid that concluded in November 2017, the Ministry of Energy granted exploration licenses for six blocks, while the bid round ending in November 2019 resulted in issuing 12 new exploration licenses.
To encourage the development of current and future reservoirs, primarily those estimated to hold a relatively small quantity of natural gas, and to assure stability in the market, in April 2017 the Government set regulations for a scenario of supply shortage. These regulations aim to guarantee continuity of supply for all natural gas consumers, regardless of a consumer’s contracted reservoir.
Over the last few years, the Ministry of Energy made progress in the multilateral talks in the development of the East-Med natural gas pipeline. This is expected to open up more export opportunities for Israeli natural gas and to eventually connect Israel with European gas markets. As the expected demand for natural gas until 2042 is 452 billion cubic meters, Israel will be able to export natural gas while guaranteeing its own needs.
In order to facilitate the transition to using natural gas in different sectors, in 2003 the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company, in order to supervise, control and operate the natural gas transmission system. In light of the natural gas discoveries offshore in recent years, INGL is currently in the midst of a development plan and has already begun constructing additional transmission lines to reach all of Israel’s gas distribution centers, including those intended to reach small industries and domestic consumers. Among those distribution areas are Jerusalem and northern Israel, home to several large industries. In addition to the new lines, INGL is currently working to multiply existing lines to meet rising demand for natural gas in Israel as well as to allow export to neighboring countries.
In January 2020, Israel began exporting natural gas to both Egypt and Jordan. These export agreements help Israel position itself as a key player in the regional energy market. The existing agreements amount to more than 110 billion cubic meters, with potential for growth. The aggregate demand for natural gas increased from 1 billion cubic meters in 2004 to 9.7 billion cubic meters in 2016 and reached 11.25 billion cubic meters in 2019. Such demand was supported by the discovery and development of the Tamar, Leviathan and Karish gas fields, and demand is expected to continue growing at a moderate pace in upcoming years (see “Balance of Payments and Foreign Trade — Foreign Investments,” below). The Government is acting to support and enhance the demand for natural gas in the Israeli economy, particularly within small- and medium-sized industries, the transportation sector and among households.
The first natural gas power station in Israel was inaugurated in Ashdod in February 2004. Since then Israel has dramatically decreased use of coal power plants, both as part of its energy security policy and clean energy policy. Since 2013, Israel has cut back on its use of coal for power generation, while increasing its use of natural gas and renewable energy. In 2019, approximately 64% of Israel’s electricity production was generated by natural gas operated power stations. This change has led to more than a 60% decrease in particulate pollution since 2012, with more reductions expected in coming years as a result of closing coal power plants. Israel forecasts a 32% decrease in carbon dioxide associated with energy generation by 2026, as compared to a 2014 baseline. Additionally, it is expected that by 2025 all of Israel’s coal power plants will be closed or converted to natural gas. The Minister of Energy has recently announced new renewable energy goals, including an objective to reach 30% renewable energy by 2030, which will further decrease the use of coal, particulate pollution and carbon dioxide.
Tourism
Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the country, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. Foreign tourism revenues reached $4.8 billion (1.6% of GDP) in 2015, $4.8 billion (1.5% of GDP) in 2016, and $5.7 billion (1.6% of GDP) in 2017, $6.1 billion (1.6% of GDP) in 2018 and $6.4 billion (1.6% of GDP) in 2019.
Tourist arrivals have been on a generally upward trend, with the exception of years affected by security situations.1 In 2015, 2.80 million tourists came to Israel, a further decrease of 4.3% due to the continued effects of Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the number of tourist arrivals increased by 3.6% compared to 2015, amounting to 2.90 million, and in 2017, the number of tourist arrivals increased to 3.61 million, an increase of 24.6%. The increases in 2016 and 2017 can be attributed to improvement in the security situation and a strong global economy. In 2018, the number of tourists increased by 14.1% compared to 2017, amounting to 4.12 million. In 2019 the number of tourists increased by 10.5% compared to 2018, amounting to 4.55 million. In 2020, the number of tourists has decreased dramatically as a result of COVID-19 and the travel restrictions imposed to combat its spread, and are expected to continue to be low after the restrictions are lifted.
In 2015, the total revenue generated in domestic hotels from foreign visitors amounted to $0.977 billion, a decrease of -9.3% compared to 2014, primarily attributed to the continued effects of Operation Protective Edge and the deterioration in the security situation in the fourth quarter of 2015. In 2016, the total revenue generated in domestic hotels from foreign visitors amounted to $1.002 billion, an increase of 2.5% compared to 2015. In 2017, the total revenue generated in domestic hotels from foreign visitors reached $1.258 billion, an increase of 25.6% compared to 2016. In 2018, the total revenue generated in domestic hotels from foreign visitors amounted to $1.433 billion, an increase of 13.9% compared to 2017. In 2019, the total revenue generated in domestic hotels from foreign visitors amounted to 1.542 billion, an increase of 7.6% compared to 2018. Income from tourism is expected to be significantly lower in 2020 due to the COVID-19 pandemic.

1
The tourist arrival figures in this paragraph exclude day visitors.

Table No. 9
Arrivals of tourists by Country of Citizenship and Exports of Tourism Services(1)
(Arrivals in Thousands)
	2015	2016	2017	2018	2019
Asia	285.0	342.2	459.4	470.8	541.5
Africa	69.1	65.3	73	78.9	87.3
Europe	1,793.0	1,700.9	2,207.2	2,550.6	2,839.3
Americas
United States	629.0	657.3	806.1	925.3	1,007.6
Other	193.4	187.6	257.9	299.8	355.9
Oceania	34.3	34.7	49.9	54.2	63
Unclassified	9.4	9.3	9.8	9.9	10
Total arrivals	3,013.2	2,995.3	3,863.4	4,389.6	4,904.6
Total Exports of tourism services (in USD Millions)	4,795	4,823	5,686	6,116	6,387

(1)
Tourists and day visitors, excluding cruise passengers.

Source:   Central Bureau of Statistics.
Research and Development
The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The Government’s main objectives in supporting industrial R&D are to foster the development of technology-related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products. Israel’s Innovation authority plans to invest more than NIS 1.8 billion on R&D incentive programs in 2020, mostly focused on promoting cutting-edge and high risk technologies, which includes a range of companies in terms of size and sector. In addition, the Government supports the promotion of R&D infrastructure for technological advancements in fields such as nano-technology and quantum mechanics. Moreover, due to recent reforms, Israel offers a favorable tax regime for technology companies. In 2017 (the most recent year for which civilian R&D data is currently available), approximately 4.5% of GDP was invested in civilian R&D, which is among the highest levels in the OECD. Israel participates in more than 50 international and bi-national industrial R&D joint ventures, including with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network, Horizon 2020), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay.
Prices
Between 2009 and 2019, the annual rate of inflation was 1.3% on average, which was within the Bank of Israel’s target range of 1% to 3%. In 2018, the average inflation was below the target range, as the CPI inflation stood at 0.8%, higher by 0.6% relative to 2017’s average. In certain months during 2018, year-over-year inflation increased to within the target range, after four years of not meeting the target. The increase in inflation in 2018 was the result of higher oil prices, higher labor costs and the depreciation of the shekel. The slight increase in inflation expectations, in addition to the good economic performance, led the Bank of Israel to increase its interest rate to 0.25%. In recent years, the average inflation rate has been lower relative to inflation in OECD countries. This was the case even though real interest rates were very low. GDP growth was high and private consumption and income levels have also been increasing. The low inflation rate can be attributed to an increase in supply of goods due to increased competition and lower taxation on imports along with other government measures to improve the cost of living. In 2019 the average inflation rate was below the target range, as the CPI inflation stood at 0.8%, the same as in 2018. In certain months during 2018, year-over-year inflation increased to within the target range. The increase in inflation continued in the first half of 2019 and reached a year-over-year inflation of 1.5% in May 2019. In the second half of 2019 the trend reversed and the inflation decreased and the annual inflation rate returned below the target range. The decrease was the result of appreciation of the shekel, increasing competition of technological improvements and lower oil prices. In 2020 the inflation is expected to be negative as a result of COVID-19.
Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to significantly lower interest rates. By April 2009, the key interest rate was lowered to 0.5% but, as the Israeli economy recovered, the interest rate was raised slightly later that year. The gradual increase of the interest rate continued throughout 2010 into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since late 2011, due to subsiding inflationary pressures and appreciation pressures on the shekel, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.1% in March 2015. The rate remained the same until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020, due to COVID-19, the Bank of Israel lowered the rate to 0.1%
The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds) decreased from more than 6% in mid-2003 to averages of 2.5% in 2007 and 1.7% in 2008. Due to the 2008 global financial crisis, the Bank of Israel lowered the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -0.7% in 2009. The real interest rate averaged -0.9% in 2010 and 0.4% in 2011. Throughout 2012, the real interest rate averaged at 0.3% and, by the end of the year, it decreased to 0.2%. Most of 2013, the real interest rate was negative, averaging -0.2%. In 2014, the real interest rate remained negative, averaging -0.6%. The negative real interest rates continued in 2015, 2016, 2017, 2018 and 2019, as the real interest rate averaged -0.5%, -0.1%, -0.2%, -0.9% and -0.8%, respectively, mainly due to the Bank of Israel’s low interest rates. As mentioned, in 2018 and 2019 CPI inflation rate reached 0.8% and it expected to be negative as a result of COVID-19.
Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2015	-0.6%	-1.8%	-5.9%
2016	-0.5%	-1.6%	-3.6%
2017	0.2%	-0.4%	1.4%
2018	0.8%	0.3%	1.3%
2019	0.8%	0.3%	-1.2%

Source:   Central Bureau of Statistics
Employment, Labor and Wages
Israel has a high employment rate and there is strong demand for workers. Therefore, wages have increased significantly in the past ten years. The increase in real wages and the high labor participation rate have led to increased average household income. The increase in real wages reflects both the rise in nominal wages and low inflation rates. The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor.
In 2019, there was a 2% increase in real wages compared to 2018, with an increase of 1.5% in the public sector and of 2.3% in the private sector. Since 2015, real wages grew approximately 2.6% per year. This increase was mostly due to the high demand for workers, primarily high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements, and strong macroeconomic and fiscal conditions. Real wages have continued to increase since 2011, which reflects an ongoing recovery in the domestic economy and is consistent with the reduction in the unemployment rate, which was 3.8% in 2019.
Following the 2008 global financial crisis, and particularly from 2010 to 2013, there was significant improvement in the labor market. The unemployment rate decreased from 8.9% in 2009 to 4.0% in 2018. The total number of employees increased by 28% between 2009 and 2018, and real wages increased by 15.6% during this period. Improvements in the labor market contribute to the reduction of poverty and income inequality in Israel. High GDP growth trickled down as a result of government incentives to participate in the labor force, increase in minimum wages and changes in transfer payments. The percentage of families living in poverty decreased from 19.4% in 2012 to 18% in 2018, the lowest percentage since 2002.
The labor force participation rate (the labor force as a percentage of the population over the age of 15) was 63.5% in 2019, slightly lower than 63.9% in 2018. There has been steady incremental improvement in the participation rate since 2002, when the rate was 59.4%.
Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2015	2016	2017	2018	2019
Permanent average population	8,377.1	8,543.4	8,709.7	8,881.0	9,050.3
Population aged 15+	6,000.1	6,119.9	6,238.8	6,363.1	6,493.7
Civilian labor force(2)	3,845.7	3,925.2	3.993.1	4,067.7	4,123.7
Labor force participation rate(3)	64.1%	64.1%	64.0%	63.9%	63.5%
Unemployment Rate	5.3%	4.8%	4.2%	4.0%	3.8%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.
Table No. 12
Unemployment Data by Demographic Group(1)
	2015	2016	2017	2018	2019
Men	5.1%	4.7%	4.1%	4.0%	3.7%
Women	5.4%	4.9%	4.3%	4.0%	3.9%
Population aged 25 – 64	4.5%	4.1%	3.7%	3.5%	3.4%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
In 2019, Israel’s population was approximately 9 million, an increase of 1.9% compared to 2018. The population has grown at a steady annual rate of approximately 1.8% to 2.0% from 2003 to 2018. The civilian labor force increased by 1.4% in 2019.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2018 approximately 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the 39% OECD average. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. In 2017, 41.2% of the work force consisted of employees with an academic, scientific, technical or related professional background, while 17.9% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.
Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
Employment by Sector	2015	2016	2017	2018	2019
Public Sector Employment	35.8%	35.4%	35.6%	36.1%	36.2%
Private Sector Employment	64.2%	64.6%	64.4%	63.9%	63.8%
Employment by Industry
Agriculture	1.0%	1.0%	1.0%	1.0%	1.0%
Manufacturing	11.6%	11.4%	11.4%	10.9%	10.2%
Water and electricity(1)	0.9%	0.9%	0.9%	0.8%	0.7%
Construction	5.0%	5.0%	5.1%	5.1%	5.2%
Trade	11.5%	11.5%	11.3%	10.7%	10.7%
Catering	4.2%	4.4%	4.3%	4.2%	4.4%
Banking and financial services	3.4%	3.3%	3.4%	3.3%	3.2%
Business services(2)	17.0%	17.3%	17.3%	17.4%	18.2%
Public administration	10.2%	10.1%	10.0%	10.1%	10.0%
Education	12.5%	12.2%	12.3%	12.6%	12.4%
Health, welfare and social work	10.8%	10.7%	10.7%	10.8%	11.1%
Transport	4.1%	4.1%	4.2%	4.3%	4.3%
Personal and other services(3)	4.2%	4.3%	4.3%	4.4%	4.8%
Services for households by domestic personnel	1.8%	1.8%	1.8%	1.7%	1.5%
Other	1.8%	1.9%	2.2%	2.6%	2.4%
Total workers(4) (in Thousands)	3,644	3,737	3,825	3,905	3,967

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel.
Role of the State in the Economy
Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started in the 1980s, ownership of industry in Israel was divided among the Government, the organization of trade unions (the “Histadrut”) and the private sector, with the Government and the Histadrut owning large interests in several key industries. In recent decades, the Government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented reforms intended to enhance competition in certain sectors which the Government previously dominated, such as the communications sector, oil refineries and ports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.
The Government Companies Authority was established under the Government Companies Law of 1975. The Government Companies Authority is a professional unit of the Ministry of Finance and is charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2019, there were 101 State-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.
State-owned enterprises are divided by law into two main categories: Government Companies and Mixed Companies. In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.
Government Companies are companies in which the Government owns more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”).
Government Companies play a significant role in the Israeli economy. In 2019, they employed approximately 54,000 employees or 1.3% of the Israeli work force, accounted for NIS 15.8 billion of exports and owned assets amounting to NIS 220 billion (according to preliminary data). These companies include several public utilities, monopolies and defense companies.
Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.
The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.
Privatization.   Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.
In total, between 1986 and 2019, 98 Government Companies became either Mixed Companies or fully privatized. The proceeds stemming from privatizations between 2005 and 2019 totaled $4.5 billion.
The implementation of privatization reforms includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the Government enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things, accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

In 2014, a Government resolution was passed to privatize 25% to 49% of the State’s holdings in certain Government Companies in which the State has a long-term interest to control and to completely privatize certain other Government Companies. In 2015, the Government Companies Authority, together with the Government Companies in the resolution, began to take action to advance those companies’ readiness for initial private offerings and privatization.
In 2018, the Government Companies Authority completed the full privatization of Israel Military Industries Ltd. by establishing a new Government Company to which the business-oriented activity of Israel Military Industries was transferred and the new Government Company was sold in a private sale to an investor.
Table No. 14
Selected State-Owned Companies
(As of December 31, 2019)(1) (In Millions of Dollars, Except Percentages)
Company Name	Direct/Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd	99.85%	25,330	15,063	7,135
Israel Aerospace Industries Ltd .	100.00%	5,815	477	4,108
Rafael-Advanced Defense Systems Ltd . .	100.00%	4,027	512	2,809
Israel Ports Development and Assets Company Ltd.(2) . . . .	100.00%	5,225	2,481	251
Ashdod Port Company Ltd.(2)	100.00%	1,133	156	315
Haifa Port Company Ltd	100.00%	863	123	215
Israel Railways Ltd	100.00%	8,616	7,914	742
Mekorot Water Company Ltd	91.99%	4,856	3,041	1,346
Israel Postal Company Ltd	100.00%	1,927	297	528
Israel Natural Gas Lines Company Ltd	100.00%	1,690	1,256	182
Netivei Israel-National Transport Infrastructure Company Ltd	100.00%	589	101	1,514
Petroleum & Energy Infrastructures Ltd	100.00%	505	71	106

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or International Financial Reporting Standards. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

Sources:   Ministry of Finance, Government Companies Authority.
Below are summary descriptions of some of the State-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest; to ensure the reliability, availability, quality and efficiency of services and efficient energetic use; to create conditions for competition; and to minimize costs. The Electricity Sector Law’s amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The Electricity Sector Law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted a general license for the transmission, distribution, supply, trade and sale of electricity. In addition, IEC was granted generation licenses for its generation units. IEC currently holds licenses to generate electricity at each of its 63 generation units.
Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC, after a consultation with IEC employees’ representatives and the Histadrut, reached an agreement with respect to Government and regulatory decisions regarding structural changes of the IEC over a period of eight years. The Government and the IEC board of directors approved these structural changes and an amendment to the Electricity Sector Law was enacted. Accordingly, the IEC will reduce its share of the production and supply segments, maintain its role as a vital services supplier in the transmission and distribution segments, separate its system management operations to a different government company and execute a re-organization plan, with the aim of improving its financial condition.
In 2019 the IEC issued its first short-term commercial securities totaling NIS 220 million. In 2018, the IEC raised approximately NIS 1.7 billion in tradable bonds on the TASE and USD 1 billion in bonds issued through its Global Medium Term Notes (GMTN) program to Qualified Institutional Buyers in the United States and abroad.
Defense Oriented Companies
Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd. are two defense-oriented Government Companies. Currently, the Government holds 100% of each of these companies. Rafael-Advanced Defense Systems Ltd. owns or partially owns more than 30 subsidiaries in Israel and across the world with an investment value of over NIS 1.4 billion.
In 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries Ltd., which is another defense-oriented Government Company of which the State held 100% until 2018, by establishing a new Government Company to which the business activity of Israel Military Industries would be transferred, and the new Government Company would be sold in a private sale to investors. In 2018 the Government sold its entire holding in Israel Military Industries for NIS 1.4 billion, and the Government is expected to receive NIS 194.7 million in 2020 and NIS 178.8 million in 2022 in accordance with the framework of this privatization.
Ports Companies
The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors. In 2007 Israel Shipyards Company received the approval to supply seaport services and became the first private seaport in Israel.

Over the years, attempts to gradually privatize companies by selling percentages of the Government’s holdings did not succeed, and today the Government still holds 100% of the companies’ stock. The upcoming competition led the port companies to turn to National Labor Court, leading to intense negotiations between the relevant government offices, the company and the workers’ organization. This negotiation led to the drafting of general agreements with the Ashdod port workers’ organization in 2016; however, these agreements were not implemented.
At the same time, parallel negotiations were being held between governmental representatives, the Haifa port company and the workers organization of the Haifa port. These meetings led to a successful outcome and resulted in an agreement to privatize the Haifa port. In January 2020 the Ministerial Committee for Privatization decided to privatize 100% of government’s holdings in Haifa Port Company to strategic investors. This privatization is intended to improve the company’s efficiency and will promote the implementation of the port sector reform. The goal is that by 2021, five Mediterranean port companies and Papo Maritime will work in collaboration under one landlord entity (Israel Ports Company) in order to address the increasing demands of shipping to Israel and the Palestinian Authority.
Israel Postal Company Ltd.
Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector which included, among other things, opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.
In 2018 the Ministerial Committee for Privatization decided to partially privatize 40% of the Israel Postal Company in two phases. The first phase consists ofselling 20% of the government’s holdings in the company in a private sale. The second phase consists of privatizing an additional 20% of the company by an IPO on the TASE. This privatization is intended to improve the company’s transparency, efficiency and profitability.
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MOEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. The overall objective of the MOEP is to reduce and prevent pollution and environmental risks, while also reducing economic and social inequality and improving citizens’ health. The current areas of focus are reduction of air pollution, strengthening enforcement, advancing waste treatment, and creating long term programs for climate change and biodiversity. The MOEP operates on national, regional and local levels. At the national level, the MOEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. At the regional level, through its six district offices, the MOEP, among other ministries, oversees the implementation of national environmental policies, engages in local planning processes, assists municipalities with their environmental responsibilities and supervises municipalities when formulating requirements for business licenses. At the local level, the MOEP lends support to environmental units and towns associations that have been established in municipalities throughout the country.
The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.
Israel’s 2010 acceptance as a member of the OECD continues to have major effects on the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC and comprehensive waste management.
The “2030 Agenda for Sustainable Development” was launched by the UN in 2015 and is a comprehensive policy program that aims to eradicate poverty. The agenda contains 17 development goals to direct policy makers to formulate a long-term strategy and provide tools for shaping and implementing said strategy. An interministerial team led by the Ministry of Foreign Affairs and the MOEP coordinated Israel’s first report to the United Nations, which was presented in July 2019 and outlined the situation in Israel and the extent to which it meets these development goals.
In July 2019, the government approved a proposal to integrate the UN’s Sustainable Development Goals into Israeli governmental work programs, in order to improve governance and strategic planning (Government Decision 4631). The Government Decision requires that the global sustainable development targets and indicators for 2030 will be integrated with the ministries’ strategic direction of actions, which are derived from the Strategic Socio-economic Assessment of the National Economic Council.
Israel has ratified nearly all of the major international conventions on environmental protection and ensures that its national legislation conforms to these conventions. Israel is party to international conventions on various issues, such as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution.
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority for the Clean Development Mechanism. Following governmental approval, Israel submitted its Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC in September 2015, in which Israel committed to an economy-wide unconditional target of reducing its per capita greenhouse gas (“GHG”) emissions to 7.7 tCO2e (tons of carbon dioxide equivalent) per capita by 2030, which constitutes a reduction of 26% below the level in 2005 of 10.4 tCO2e per capita. An interim target of 8.8 tCO2e per capita is expected by 2025.
In order to meet Israel’s 2030 goals, a National Plan to Reduce GHG Emissions and Increase Energy Efficiency (Government Decision 1403) was approved in 2016 that includes mitigation measures in key areas and sets timetables for review and formulation of additional measures. In November 2016, Israel ratified the Paris Agreement.
The Government approved the following environmental targets for 2030:
•
17 % reduction in electricity consumption;

•
13 % of electricity consumption in 2025 will be from renewables, increasing to 17% in 2030; and

•
20 % reduction in kilometers travelled by private vehicles.

The National Plan allocated NIS 500 million in government guarantees for a ten-year period to leverage investment loans related to energy efficiency and reducing GHG emissions. This is in accordance with criteria that relate to eligibility, duration and prioritization of innovative Israeli technologies. The Government also allocated NIS 300 million in government grants to energy efficiency projects in the years 2016-2019, with a focus on grants to on local authorities with low socio-economic rankings and small and medium-sized businesses. The grants are awarded based on competition over the reduction cost of a ton of greenhouse gases and KW/h saved.
In 2016, the Government implemented a number of additional successful financial incentive programs for energy efficiency and the reduction of GHG emissions. For example, a budget of approximately $105 million was allocated for two grant schemes that incentivize energy efficiency investments in local authorities with low socio-economic rankings and small- and medium-sized businesses.
In November 2019, the MoEP, Ministry of Economy & Industry and Ministry of Energy approved an allocation of another NIS 62 million in grants for energy efficiency and greenhouse gas projects. The grants will be awarded to 108 local authorities and factories, within the framework of a national plan that aims to reach the GHG emissions reduction target set in Govt. Decisions No. 542 and 1403, a 26% per capita reduction from the 2005 GHG emissions levels. Israel submitted its first Biennial Update Report to the UNFCCC in April 2016. The report includes information on GHG abatement measures carried out and a GHG inventory. In 2018, the third National Communication, a comprehensive report on climate change in Israel, was submitted to the UNFCCC.
A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 70 companies and organizations joined and reported on their annual GHG emissions. Recognition is given through certificates of recognition signed by the Minister of Environmental Protection. Level 1 award certificates are presented to entities to recognize the reporting of emissions; Level 2 award certificates are presented to entities that have their reports verified by an accredited third party that received certification; and Level 3 awards are presented to entities that implement certified emissions reductions.
The National Program for Adaptation to Climate Change includes 30 action plans, which cover all aspects of life and economic activity. The program, approved by the government in July 2018, reflects advances in scientific knowledge and international agreements related to climate change, and it includes adjustments and understandings of the effects of climate change on Israel. The program has five main objectives:
•
Reducing human and property damage, and building economic resilience;

•
Increasing the resilience of the natural systems;

•
Building and updating the scientific knowledge base for decision-making;

•
Education, awareness-raising, and accessibility of information;

•
Israel’s integration into the global effort, in accordance with its commitments, and the promotion of regional and international cooperation.

By switching to renewable energy sources and reducing electricity consumption, the GHG reduction program is expected to decrease air pollution and to result in long-term energy security, increased energy efficiency and job opportunities, the development of a clean tech market and economic growth.
The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased from approximately 60% in 2010 to approximately 30% in 2018. Approximately 70% of electricity generation in Israel comes from natural gas, while 6% is from renewable energy. Despite the slow progress in the development of renewable energy, recent developments, including competitive tenders for renewable energy and the Ashalim Power Station becoming operational in April 2019, are expected to lead to an increase in renewable energy capacity.
In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of total power production by 2030, instead of the earlier target of 17%.
A January 2018 decision of the Ministers of Environmental Protection and Energy called for a 30% reduction in coal use for electricity generation in 2018 compared to 2015. The oldest and most polluting four coal powered units at the largest power plant in Israel will be closed in 2022. Coal will be reserved for back-up only in emergency situations of natural gas shortage and will be replaced with natural gas and renewable energy sources. Israel signed onto the Powering Past Coal Alliance at the 24th UNFCCC Conference of the Parties in 2018, joining a group of governments, businesses, and organizations around the world working to transition away from coal-powered electricity generation. The coalition supports the reduction of the use of coal in OECD countries by 2030 and the world by 2050.
Significant action taken recently has been the initiation of market-based competitive tenders for renewable energy that have resulted in significantly low prices; some recent bids for utility scale PV have actually plummeted below NIS 15 agorot per KWh. This implies that renewable energy can now compete with conventional energy generation even before the externalities are considered. The Ashalim Power Station, a new power generation facility focused on renewable energy, began test operations in July 2017 and two of its solar thermal facilities became operational in April 2019.
In 2013, the MOEP and the Small and Medium Enterprises Authority at the Ministry of Economy launched a program initiative to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental and energy efficiency areas. This program constitutes part of a wider system that provides professional consultation to existing and new businesses in areas such as establishing a business, business management, financial management, marketing and sales, operations, industrial design and exports. Increased environmental and energy awareness is expected to result in energy savings and a reduction in GHG emissions.

Israel has enacted several environmental laws and regulations, including regulations on the prevention of water pollution, such as stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). In 2004, regulations were legislated (amended in 2009) to implement the Montreal Protocol by limiting production, consumption, import and export of substances that deplete or are likely to deplete the ozone layer. The Kigali Amendment to the Montreal Protocol came into force in January 2019, calling for limiting production, consumption, import and export of hydrofluorocarbons, greenhouse gases, although this amendment has not yet been implemented in Israel’s regulations. The Kigali Amendment will require developed countries, including Israel, to gradually reduce the use of hydrofluorocarbons (HFCs).
The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions, including requirements that major industrial polluters obtain emission permits, publication of air quality data and forecasts, granting the MOEP authority over vehicular pollution, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, and increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 require new and existing factories to receive emissions permits. Factories that do not meet air quality standards do not receive an emissions permit. Updated air quality standards that raised the threshold for air quality values for substances (pollutants) listed in the Clean Air Law came into effect in 2016. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle purchase tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was 30% from 2005 through the end of 2019 and is expected to rise to be identical to regular cars. The purchase tax on plug-in hybrid cars is 20% to the end of 2019. The purchase tax on electric cars was 8% through the end of 2013, and 10% from 2014 to late 2019. The purchase tax on diesel and gasoline cars is 83% with a reduction of up to NIS 16,000 according to the vehicle emission level (“green grade”).
The sulfur content of transport fuels is limited to 10ppm as of 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emission tests. Continuing from 2016, a NIS 30 million hybrid taxi program is in place to encourage licensed taxi drivers to purchase hybrid cars with “green vehicle ratings.”
A NIS 260 million pollution reduction program for old diesel vehicles has been operating since 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones (“LEZ”) in some major metropolitan areas, where polluting diesel vehicles are prohibited. The LEZ program has currently taken effect in downtown Haifa and is expected to expand into the Krayot and Jerusalem. As of March 2019, around 1,500 particulate filters have been installed and over 600 old vehicles were scrapped. In addition, owners of old and polluting diesel vehicles are required to install particulate filters and are no longer able to renew their licenses unless they install pollution-reducing particulate filters in those vehicles as a result of regulations enacted in November 2018.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems and gas stations that violate the regulations will be fined.
The Reduction of Single Use Carrier Bags Law, which took effect in 2017, prohibits Israel’s largest supermarkets from distributing single use carrier bags less than 20 microns thick to consumers and requires supermarkets to collect a minimum fee of not less than NIS 10 agorot (about $0.03) for the distribution of plastic bags between 20 and 50 microns. As a result, the number of plastic bags decreased substantially. Under the law, large retailers are required to report quarterly to the MOEP on the number of bags sold, as well as on bag composition, thickness and weight, and to pay the levy for each single-use carrier bag sold. The data is then carefully checked by the Extended Producer Responsibility Division of the MOEP. The funds collected from the levy are deposited in the MOEP’s Maintenance of Cleanliness Fund and are managed in a separate account. The collected funds are used for encouraging the reduction of single-use carrier bags through education and conducting clean-up activities.
Future regulations will prohibit the landfilling of recyclable materials, including biodegradable organic material, electronic equipment, packaging, tires, cardboard and paper.

In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. Revenues from the levy are dedicated to establishing infrastructure aimed at reducing landfilling. As of August 2017, approximately NIS 750 million have been allocated to local authorities or private entrepreneurs for the construction or upgrading of 24 treatment facilities and sorting transfer stations for mixed municipal waste, in addition to NIS 500 million allocated to local authorities for separation at source schemes. Construction of these new facilities were completed in 2019.
Israel generates approximately 5.6 million tons of solid waste each year (1.7 kilos per person per day) and this is expected to grow to 6.7 million tons in 2030. In January 2018, the National Planning and Building Board, Israel’s top planning body, adopted the MOEP’s Waste-to-Energy policy guidelines. The policy document outlines the MOEP’s plan for an integrated waste management strategy, intended to balance materials recycling and energy recovery. At present, the only form of energy recovery in Israel is refuse-derived fuel, which is used in the Nesher cement factory and produced in the Hiriya recycling park. The MOEP approved the budget for the new waste management strategy, paving the way for the implementation of the 12-year plan that is expected to dramatically improve the waste market in Israel by 2030.
The new waste management system was developed after analyzing information gathered from local and international organizations and was based on the advice of German, Austrian and British experts on waste management and energy recovery.
The primary goal of the 2030 plan is to minimize landfilling and promote recycling and recovery by achieving the following targets: reduce the landfilling rate to 26%; increase the recycling rate to 51%; and set the energy recovery rate at 23%. To reach these targets, all municipal waste will have to be sorted in materials recovery facilities; the waste market will have to be streamlined to provide regional solutions for waste treatment; and energy recovery facilities and recycling plants will have to be developed throughout the country.
The budgetary framework approved for implementation of the waste strategy totals NIS 3.99 billion (nearly $1.2 billion) by 2030 and includes:
•
Waste-to-Energy facilities: three facilities nationwide, each of which will treat 1,000 – 1,500 tons of waste per day. The MOEP will allocate NIS 2.8 billion.

•
Biodegradable waste treatment facilities: four facilities nationwide, each of which will handle approximately 600 tons of waste per day. The MOEP will allocate NIS 400 million.

•
Materials recovery facilities: six facilities nationwide, each of which will handle 1,500 tons of waste per day. The MOEP will allocate NIS 240 million.

In 2015, an external consulting company prepared and submitted to the MOEP a report titled “Policy for Management of Hazardous Waste in Israel.” The report included recommendations on how to improve policies and practices in the field of hazardous waste The MOEP adopted the recommendations and has started implementation according to a plan for 2018 - 2019.
Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws.
In 2019, Israel had its highest ranking in the Clean Coast Index since the index was first launched by the MOEP in 2005. The improvements in the cleanliness level of Israel’s unauthorized beaches (that is, beaches without lifeguard services) may be attributed to, among other causes, the enactment of the Plastic Bag Law, which prohibits the free distribution of plastic bags in major supermarkets, and to the tripling of the funding allocated to local authorities for beach cleanup and public awareness activities. In 2005, only 19.7% of the beaches included in the Index were deemed clean, compared to 2018, when 68% of the beaches were deemed clean. In 2019, MoEP reported a 95 – 100% reduction in the discharge of pollutants into the sea since the turn of the century, largely due to the cessation of the discharge of the Shafdan sludge in 2017. Furthermore, the Government approved a NIS 55.2 million allocation for the Mediterranean monitoring program and creation of a mechanism that will allow government ministries to work together to coordinate the data collected via various monitoring programs. This data will be published for the public in order to ensure transparency and to benefit the general public

The Government has made lowering housing costs a central policy aim. One of the principal means to achieve this aim is to increase the number of available housing units, especially in areas where demand is high while availability of land is limited, such as the central part of the country. Therefore the Government is acting to clear considerable land reserves located in central Israel that in the past have been utilized mainly by the military. This land is contaminated with hazardous material and some areas have been abandoned for years. The presence of hazardous waste at these sites has lead, in many cases, to contamination of the soil, the subsoil and the groundwater. There is therefore an urgent need to carry out a preliminary process of environmental remediation in order to enable large-scale marketing of these areas for residential building. The MOEP has commissioned the Environmental Services Company, a government company, to implement the remediation on its behalf.
Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law (for waste and wastewater) and the Clean Air Law (for air emissions) which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway in major industrial areas and will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The permit request procedure requires a facility to submit a consolidated request for a business license and an air emission permit, and the request is examined using an integrated approach based on IPPC methodology and best available techniques. The minerals production and processing sector is subject to the permit request procedure, and the procedure will be implemented in all the plant-based food production and hazardous waste management factories.
The Asbestos Law, which became effective in March 2011, seeks to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces vehicles and equipment to prevent the health hazards associated with exposure to this carcinogen. Subsequently, there was an extensive asbestos cleanup operation in the western Galilee region, where an asbestos cement plant had been constructed in the 1950’s and had operated until 1997. The plant and the surrounding area, as well as several remote sites in the region, were heavily contaminated with asbestos because of the cement from the plant used in the construction of roads, trails, parking lots, agricultural infrastructures and agricultural areas. In the past six years, 342 asbestos contaminated sites have been cleaned up. In April 2017, the Maintenance of Cleanliness Fund approved a NIS 25 million budget for the second phase of the cleanup project, scheduled to span five years and slated to include private and public sites owned by the local authorities along with completion of the beach cleanup and additional sites and roads that will be later determined.
The Law for the Regulation of Sanitary Extermination, which was promoted by the MOEP and came into effect in June 2016, is aimed at reducing harm from pesticides to people and to the environment. The law addresses many issues concerning pest control safety, such as the use of toxic gases.
The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation (“PRTR”), 2012, was approved by the Knesset and requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 577 facilities with the most significant environmental impact. Data on emissions released to air, water, sea and soil and on the transfer of waste and wastewater for treatment and disposal is published by the MOEP each year, regarding the previous year. The PRTR data is also presented by Geographical Information System and BI tools. In addition to the reports submitted by large plants operating in Israel, the MOEP also updated its inventory of emissions to air from sources that are not reported in the PRTR. Other major emissions sources in the inventory include transportation, burning of plant waste (for which an action plan for emissions reduction has been launched) and household uses. The PRTR serves as a central tool for identifying pollutant emission and waste transfer trends in Israel, as well as making comparisons with OECD countries. It continues to provide the MOEP with reliable data for decision and policy making while making vital environmental information accessible to the public.
Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012-2020. The national plan, which was presented to the Government in September 2012 and is being implemented, assesses the economic potential of a transition to a green economy and recommends measures for implementation. The recommended measures relate to the following subjects:
•
Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.

•
Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.

•
Promoting employment in sectors that promote environmental sustainability.

•
Transitioning to sustainable industry: promoting clean production, implementing efficiency surveys in production, energy and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.

•
Transitioning to a more environmentally-friendly business sector.

•
Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and anti-”greenwash” measures.

In 2014, the MOEP published a guide to the prevention of so-called “greenwashing,” the marketing of companies, products, and/or services as “green” that are not actually beneficial for the environment. Among other things, the guide outlines how and when a company can claim that its product is biodegradable, made from recycled material, etc. companies that violate the rules may be sued.
In 2016, the Tel Aviv Environmental Authority in cooperation with the MOEP launched a new initiative called the “Urban Green Label,” is expected to result in the annual reduction of more than 1 million disposable products and 30 tons of organic waste. Over 80 restaurants signed on to use smart lighting, energy and water consumption. In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. Economic ministries, especially the Ministry of Finance and the Ministry of Economy, have taken the lead in recent years in promoting initiatives such as tax incentives imposed on private vehicles based on their level of pollutants emissions, environmental fair disclosure standards and environmental risk management. Examples of such initiatives include: the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the ISA); the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks; the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies; and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodic report on sustainability be prepared by all Government Companies.
In 2011, the MOEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management. In July 2014, the Government reaffirmed the importance of green building by resolving to integrate green building in Israel’s construction sector. In addition, green building is a key element in achieving the national plan for GHG emissions reduction and energy efficiency’s goals. By 2019, more than 15,000 green building housing units have been completed, and over 60% of the approved housing units in the plans will meet the standard requirements for their construction, with a cumulative volume of approximately 200,000 units, in addition to millions of square meters of office, commercial, educational public buildings. In 2018, the MoEP began to regulate the certification process of green buildings, including by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green.
In March 2020, the National Building and Planning Council approved a regulation requiring that starting from 2021 all new builds are in accordance with the green building standard.
Incentives to encourage industrial building using the green building standard have been promoted at an overall cost of NIS 5 million. In 2017, a pilot project for energy retrofit and solar energy production in public housing in peripheral areas was launched by the MOEP and Ministry of Building and Housing with a budget of NIS 40 million. In addition, the MOEP’s Environmental Planning and Green Building department published an action plan on GHG reduction in Israel’s housing sector by 2030.
In January 2019, the MOEP, the Ministry of Finance and the Ministry of Economy and Industry (the “MoEI”) set up a joint fund to support environmental projects in developing countries, in cooperation with the European Bank for Reconstruction and Development (EBRD). The one-million euro fund will support projects that relate to water, energy and coping with climate change, mainly in Central and Eastern Europe and Central Asia.
In February 2019, the MOEP and the Ministry Economy and Industry, along with the Innovation Authority announced funding of NIS 14 million for a new innovation lab that will focus on environmental protection and sustainability. The MOEP and the Innovation Authority have also published a new request for proposals for pilot facilities for testing environmental technologies. The MOEP and Innovation Authority have allocated NIS 10 million during this round and plan to invest a total of NIS 35 million for pilot technology facilities.
The MOEI and the MoEP promote the implementation of the Circular Economy approach in Israel. The vision of the National Israeli Action Plan for Circular Economy in the Industry is to facilitate the transition of the Israeli industry from resource-intensive and import-dependent production into competitive production, which is based on circularity, innovation and resource efficiency. The action plan aims to facilitate this transition by adjustment of regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap will focus upon three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: Construction and infrastructure; packaging; and chemistry and pharmaceuticals. Two cross-cutting themes embedded in these three sectors are recycling and innovation.
The MoEP, MoEI and Ministry of Finance published a tender for the establishment of a Resource Efficiency Center. The Weitz Center for Sustainable Development won the tender and has formed a consortium of consultants in relevant fields. The Resource Efficiency Center became operational in March 2020. The aim of the Center is primarily to improve the environmental performance of Israeli industry and to increase the industry’s competitiveness. The Center will carry out research, develop tools and professional guides, organize targeted seminars and courses and provide consulting services to the industry on how to improve resource efficiency and implement innovative technologies and environmental solutions at source
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts and gaseous emissions from industrial plants as raw material at other plants. Four companies are competing in the pilot project, in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The division of the country into four regions will generate significant activity throughout the country, while building expertise and providing solutions at the local level. The pilot project ended in March 2020, and, following its evaluation, the MoEI will work to promote a long-term national project to promote symbiosis through one or two of the companies.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.
In 2019, the Shekel returned to the trend of recent years and appreciated in real terms, after it depreciated in 2018. The main factors supporting the renewed were the increase of the surplus in the current account and the increase of foreign investment along with the gap of the Bank of Israel’s interest rate compared to other countries and particular of the Federal Reserve.
In recent years, services exports have become a larger portion of Israel’s exports than goods exports. In 2019, goods exports and services exports constituted 51.6% and 48.4% of all exports, respectively, compared to 68.3% and 31.7%, respectively, in 2010.
In 2019, exports increased by 4.1% and imports increased by 3.6%. Exports constituted 28.9% of GDP and imports constituted 27.1% of GDP in 2019. The growth of exports has moderated in comparison to 2018 but still grew above the average of 2016 to 2018 (3.5%). Following the global financial crisis of 2008, Israeli exports have increased significantly as a result of the development of the high-tech sector and therefore the increase in services exports. Growth in tourism and business services also contributed to the growth of services in 2019. Goods exports increased slightly by 0.1% in 2019, compared to 2.0% in 2018. The decrease in goods exports was primarily the result of the appreciation of the real effective exchange rate and contraction in global trade. The increase in services exports, particularly in high-tech exports, was primarily the result of the growth of global technology industries.
The growth rate of imports in the past four years (2016 to 2019) was higher than that of GDP. From 2016 to 2018, imports grew relative to GDP growth as a result of the appreciation of the Shekel in the past decade. The Shekel’s appreciation reflects the decrease of prices of imported goods relative to the prices of domestic goods. However, in 2018, there was a real depreciation. The increase of imports relative to GDP is consistent with the growth of private consumption, investments and public spending. The growth in imports resulted in narrowing the surplus in the Israeli current account. In 2018, the narrowing of this surplus has stopped as exports of services grew rapidly. Investments in real capital, especially in electronic and energy sectors, are expected to mature and contribute to future exports.
Israel is still making progress in opening its economy to foreign trade. In the last two years, Israel implemented reforms in its foreign trade policy to remove barriers to imports and lower customs for products such as electronic devices, clothing, toys, mobile phones and cosmetics. All of the above is expected to contribute to consumer surplus and to the economy’s efficiency.
Current transfers, which include assistance furnished by the United States, German reparations and personal and institutional remittances increased by 3.7% in 2019 to $12.1 billion (from $11.6 billion in 2018).
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been positive (that is, a surplus of assets over liabilities) since 2006. At the end of 2019, the net international investment position stood at 164.8 billion (56.6% of GDP), compared to $158.7 billion (57.5% of GDP) in 2018, $150.6 billion (42.6% of GDP) in 2017, $128.5 billion (40.2% of GDP) in 2016, and $113.0 billion (37.7% of GDP) in 2015.
Foreign currency reserves held at the Bank of Israel, in nominal USD terms, have increased significantly over the past decade, growing from $28.7 billion at the end of 2007 to $126.0 billion at the end of 2019 and $142.5 billion as of May 2020. In terms of percent of GDP, reserves grew rapidly from approximately 16% of GDP in 2007 (year average) to 35.5% as of May 2020.
Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and began a policy of intervening in the foreign exchange market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly, which remains the Bank of Israel’s policy as of June 2020.
Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2015	2016	2017	2018	2019
Current Account Receipts
Exports of goods and services	93,551	94,742	101,415	109,010	115,091
Income from abroad	11,622	11,455	13,207	14,214	14,998
Current transfers	11,876	12,213	11,563	11,633	12,067
Total current account receipts	117,049	118,409	126,185	134,857	142,155
Payments
Imports of goods and services	84,498	89,730	97,358	107,665	107,552
Income to foreigners	14,188	14,336	14,113	15,378	16,497
Current transfers	2,839	2,973	3,722	3,844	4,195
Total current account payments	101,524	107,039	115,193	126,888	128,244
Balances
Trade in goods and services	9,053	5,012	4,057	1,345	7,539
Net income	-2,566	-2,881	-905	-1,164	-1,499
Net current transfers	9,037	9,240	7,840	7,789	7,872
Current account balance	15,525	11,370	10,992	7,970	13,911
Capital Account
Capital account balance	2,120	2,174	1,844	1,569	1,617
Financial Account
Investments abroad by Israelis
Direct investment	10,969	14,579	7,624	6,087	8,308
Portfolio investment	9,847	1,615	4,333	7,183	6,439
Other investments	-4,147	3,260	9,693	1,009	5,593
Financial derivatives (net)	-319	-553	-1,354	61	-1,222
Reserves assets (net)	7,330	8,529	8,080	5,275	6,445
Total investments abroad	23,680	27,428	28,375	19,614	25,563
Investments by foreigners in Israel
Direct investment	11,336	11,988	16,893	21,515	18,502
Portfolio investment	2,754	2,972	1,945	-3,091	-823
Other investments	-5,535	2,839	-3,059	604	3,308
Total investments in Israel	8,555	17,799	15,779	19,027	20,988
Net Financial Transactions
Direct investment	-368	2,590	-9,268	-15,428	-10,194
Portfolio investment	7,093	-1,357	2,387	10,274	7,262
Other investments	1,388	421	12,752	405	2,285
Financial derivatives (net)	-319	-553	-1,354	61	-1,222
Reserves assets (net)	7,330	8,529	8,080	5,275	6,445
Financial Transactions Balance	15,124	9,630	12,596	588	4,576
Statistical errors and omissions	-2,520	-3,915	-241	-8,951	-10,953

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics

Foreign Trade4
Exports of goods5 and services are a crucial element of Israel’s economy overall performance and competiveness. In 2019, Israeli exports of goods and services reached a record high of $114.4 billion and the total import of goods and services reached $107.16 billion, a trade surplus of $7.2 billion following a trade surplus of $1.5 billion and $4.0 billion in 2018 and 2017, respectively. The annual growth rate of exports of goods and services in 2019 stood at 5.0% after a growth rate of 7.4% and 7.1% in 2018 and 2017, respectively. Services continue to represent a growing share of Israel’s exports and in 2018 constituted 48.4% ($55.3 billion) of total exports, while goods constituted 51.6% ($59.0 billion) of total exports. Exports of goods grew by 0.3% and exports of services grew by 10.6% in 2019. Imports of goods and services declined by 0.2% in 2019, following growth of 10.3% in 2018. Imports of goods declined by 1.6% in 2019, and imports of services grew by 3.4% in 2019.
In 2019, the United States remained Israel’s top export destination for goods, amounting to $10.9 billion. The United Kingdom is Israel’s second top export destination, amounting to $4.7 billion, and China is the third top destination, amounting to $4.6 billion. As to trading blocs, the European Union remains Israel’s biggest export market. Israeli exports of goods to the European Union grew by 2.3% in 2019. The European Union is also the primary source for imports into Israel, amounting to $21.8 billion in 2019.
The composition of Israel’s trade in goods reflects the nature of its economy. In 2019, exports of goods consisted primarily (88.8%) of manufactured goods sector (industrial exports), which includes the dominant high-tech sector, declined by 0.6% in 2019. Raw materials, investment goods, fuels and diamonds comprised 75.3% of imported goods.
Trade in services continues to grow and constitutes a large part of Israel’s foreign trade. In 2019, the majority (78.3% or $43.3 billion) of Israeli exports of services was from the “Other business services” sector, which includes research and development, information services, telecommunication services, computer-related services and services between related enterprises. This sector grew by 13.3% in 2019, after an increase of 15.3% and 12.2% in 2018 and 2017, respectively. The second largest sector of Israel’s exports of services was travel services, which increased by 3.6% in 2019 compared to 2018 and reached $7.5 billion. In 2018, the United States remained Israel’s top services exports destination (38.9% of total exports of business services), followed by the European Union (23.1% of total export of business services). On the import side, “Other business services” comprised 45.9% of imported services and grew by 4.0% in 2019. Transportation services comprised 25.8% and travel services comprised 25.2% of imported services. The United States is the largest provider of imported “Other business services” to Israel (28.9%), followed by the European Union (20.2%).

5
Trade of goods by country statistics in this section exclude diamonds and are by country of origin. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2015	2016	2017	2018	2019
Agriculture(1)
Seasonal crops	523	501	483	472	438
Fruits	411	417	496	430	450
Other	234	232	238	243	236
Total	1,168	1,151	1,217	1,145	1,125
Industrial (excl. polished diamonds)
Mining and quarrying	265	242	210	211	255
Food, beverages and tobacco	987	959	1,052	1,168	1,065
Textiles, clothing and leather	832	791	844	878	893
Wood, furniture, cork, paper and printing	416	480	462	477	431
Chemicals and refined petroleum	8,471	7,690	8,630	10,187	12,958
Pharmaceutical products	6,809	6,906	7,515	5,840	3,135
Rubber and plastics	1,937	2,058	2,214	2,337	2,229
Basic metal products	552	546	627	691	589
Metal manufacturing assembly, machinery and equipment	5,489	5,948	5,583	6,281	6,155
Electronic components and computers, medical and optical equipment	13,799	12,878	12,038	13,458	13,083
Electrical equipment	1,239	1,095	1,157	1,157	1,126
Transport equipment	3,293	2,912	3,459	2,625	2,930
Jewelry	612	692	620	512	691
Other non-metallic mineral products .	434	434	456	370	366
Miscellaneous	150	128	104	155	165
Total	45,284	43,758	45,231	46,347	46,070
Diamonds(1)	17,610	15,660	14,702	14,459	11,314
Diamonds (net)(2)
Polished	4,997	4,703	4,493	4,559	3,404
Rough .	2,201	2,704	2,233	2,263	1,440
Total	7,198	7,408	6,726	6,823	4,844
Total(2)	53,650	52,316	53,174	54,315	52,039
Other goods(2)	1	4	9	3	7
Returned goods	-116	-132	-119	-180	-142
Total (net)(2)(3)	53,534	52,188	53,064	54,138	51,903

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2015	2016	2017	2018	2019
Consumer Goods
Transportation equipment	1,500	2,412	1,885	2,263	2,513
Furniture and electrical equipment	3,106	3,158	3,235	3,333	3,347
Other	329	350	373	401	405
Durable goods (total)	4,936	5,920	5,492	5,997	6,265
Food, beverages and medicines	2,886	3,115	3,408	3,684	3,933
Clothing and footwear	1,989	2,088	2,220	2,390	2,458
Household utensils	737	782	858	1,076	1,101
Other	1,322	1,429	1,687	1,569	1,610
Non-durable goods (total)	6,933	7,415	8,172	8,719	9,102
Total	11,869	13,335	13,664	14,716	15,367
Agriculture	874	790	922	978	1,010
Raw food products	2,280	2,398	2,478	2,640	2,686
Fabrics	615	587	606	628	595
Wood and related products	549	553	599	642	570
Chemical products	4,581	4,300	4,857	5,191	5,431
Rubber and plastics	2,210	2,299	2,544	2,755	2,566
Paper-making material	686	709	737	845	772
Iron and steel	1,965	1,933	2,198	2,835	2,705
Precious metals	152	161	178	201	206
Non-ferrous metals	734	684	783	859	824
Machines and electronics	10,291	10,730	10,197	10,938	12,251
Other industries	2,071	2,061	2,390	2,482	2,475
Fuels	7,407	5,843	7,602	9,838	9,289
Total	34,414	33,048	36,090	40,832	41,379
Diamonds (net)	6,284	6,532	5,755	5,684	3,880
Investment Goods
Machinery and equipment	5,658	7,491	8,413	8,636	7,528
Transport vehicles(2)	2,969	4,188	3,674	3,985	4,322
Ships and aircraft	214	539	501	1,522	2,732
Total	8,841	12,21	12,586	14,143	14,582
Other goods	55	60	63	390	572
Returned goods	-126	-129	-152	-122	-149
Total (net)(3)(4)	61,337	65,065	68,008	75,645	75,630

(1)
Note: Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2015		2016		2017		2018		2019
Americas	20,620	32.2%	19,988	33.0%	19,639	32.1%	19,658	31.7%	18,762	32.1%
USA	18,116	28.3%	17,589	29.0%	17,046	27.9%	16,696	27.0%	15,964	27.3%
Other America	2,504	3.9%	2,399	4.0%	2,593	4.2%	2,962	4.8%	2,798	4.8%
Europe	20,273	31.6%	19,481	32.1%	22,277	36.4%	21,923	35.4%	21,282	36.4%
EU	16,057	25.1%	15,759	26.0%	18,307	29.9%	17,570	28.4%	17,329	29.6%
EFTA	1,573	2.5%	1,524	2.5%	1,513	2.5%	1,411	2.3%	1,145	2.0%
Other Europe	2,643	4.1%	2,198	3.6%	2,458	4.0%	2,942	4.7%	2,808	4.8%
Asia .	17,705	27.6%	15,612	25.8%	13,583	22.2%	15,332	24.7%	13,470	23.0%
Africa	1,062	1.7%	885	1.5%	915	1.5%	847	1.4%	731	1.2%
Oceania	596	0.9%	568	0.9%	642	1.0%	600	1.0%	590	1.0%
Other	3,806	5.9%	4,039	6.7%	4,096	6.7%	3,591	5.8%	3,673	6.3%
Total	64,063	100.0%	60,573	100.0%	61,152	100.0%	61,951	100.0%	58,508	100.0%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2015		2016		2017		2018		2019
Americas	9,209	14.8%	9,417	14.3%	9,437	13.6%	11,028	14.4%	13,626	17.8%
USA	8,081	13.0%	8,076	12.3%	8,085	11.7%	9,755	12.7%	12,274	16.0%
Other America	1,129	1.8%	1,341	2.0%	1,352	2.0%	1,273	1.7%	1,352	1.8%
Europe	30,471	49.1%	35,515	54.0%	38,498	55.7%	43,567	56.9%	37,138	48.5%
EU	22,573	36.4%	27,363	41.6%	28,472	41.2%	31,625	41.3%	27,414	35.8%
EFTA	4,575	7.4%	4,468	6.8%	5,748	8.3%	8,125	10.6%	5,794	7.6%
Other Europe	3,323	5.4%	3,685	5.6%	4,278	6.2%	3,817	5.0%	3,930	5.1%
Asia	15,299	24.6%	17,322	26.3%	17,814	25.8%	18,784	24.5%	17,141	24.5%
Africa	269	0.4%	239	0.4%	255	0.4%	300	0.4%	347	0.5%
Oceania	177	0.3%	198	0.3%	163	0.2%	191	0.2%	257	0.3%
Other	6,647	10.7%	3,114	4.7%	2,979	4.3%	2,742	3.6%	8,096	10.6%
Total	62,071	100.0%	65,805	100.0%	69,145	100.0%	76,611	100.0%	76,604	100.0%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base Year: 2015 = 100)
	2015	2016	2017	2018	2019
Indices of Physical Volume
Exports	100.0	97.3	94.9	94.2	90.0
Imports	100.0	110.1	108.9	112.0	114.3
Indices of Prices
Exports(1)(2)	100.0	97.4	99.0	102.8	102.5
Imports(1)(2)	100.0	96.0	101.0	107.8	103.5
Terms of Trade	100.0	101.5	98.0	95.4	99.0

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance (based on data from Central Bureau of Statistics).
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”) enacted in 2000 is the main act of legislation for Israel’s anti-money laundering (“AML”) regime. The PMLL comprises four key elements of the AML regime:
(1)
Prevention: The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting, and record-keeping) which apply to the covered financial and designated non-financial business and professions (“DNFBP”) sectors in Israel. It empowers individual financial and DNFBP supervisors to enact rules for operational requirements of these preventive measures. The range of instruments includes regulations, orders, directives and circulars. In addition, where applicable, Israel relies on general sectoral-specific supervisory power to implement AML/counter financing of terrorism (“CFT”) preventive measures. The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and have some AML/CFT obligations, but are not required to report suspicious transactions. Real estate agents are subject to a market entry licensing regime. Dealers in precious stones are covered under Israel’s AML/CFT system.

(2)
Criminal Sanctions: The PMLL establishes money laundering as a criminal offence, punishable by imprisonment and large fines. It also establishes a list of money laundering associated predicate offences.

(3)
Confiscation: The PMLL establishes both criminal and civil confiscation mechanism. Confiscation may be in addition to criminal sanctions.

(4)
IMPA: The Israel Money Laundering Prohibition Authority (“IMPA”) is the Israeli financial intelligence unit. IMPA was established under the PMLL in 2002. In its main capacity, IMPA is the national center for the receipt and analysis of unusual and currency transaction reports and disseminates the results of such analysis to various authorities, as prescribed by the PMLL.

The AML/CFT sector specific orders impose AML/CFT obligations on the financial institutions and DNFBPs. These orders require obliged entities to report to IMPA two types of reports: (1) reports on transactions above a certain threshold and of a certain type (referred to as currency transaction reports), and

(2) reports on unusual activities (referred to as unusual activity reports). In 2019 IMPA received 2,051,421 currency transaction reports and 102,156 unusual activity reports. IMPA disseminated these reports to the Israel National Police, Tax Authority, security agencies and to other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
Since the enactment of the PMLL, Israel has conducted numerous legislative amendments in order to meet the FATF international standards. Notably, in 2016 tax offences were added to the list of money laundering predicate offences. In 2017, the definition of “beneficial ownership” was amended to align with the FATF standards. Another amendment was made in 2017, which included changes to the money laundering offences, establishing IMPA’s authority to disseminate information to additional law enforcement agencies (“LEAs”) and the supervisors, lowering the threshold for cross border reporting and amending the definition of beneficial ownership. Since 2015, AML/CFT obligations apply to dealers in precious stones (which includes a reporting obligation to IMPA) and to lawyers and accountants for their activity in providing business services to their customers. A number of laws and orders were enacted regarding the regulation and supervision of financial institutions and DNFBPs, such as 2016 Law for the Supervision of Financial Services Businesses. Israel also has a new Counter Terrorism Law, which came into force in 2016. The law for the reduction of the use of cash is in force since 2019.
AML/CFT Regime
Israel is committed to maintaining its robust AML/CFT framework and has strong and well-developed AML/CFT strategies in place. In 2006, the government set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. As a result, Government Decision no. 4618 (2006) was issued requiring all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, comprised of the State Attorney General and the most senior representatives of law enforcement agencies (Israel National Police, Israel Tax Authority, and Israel Securities Authority) outlines the country’s integrated AML/CFT strategy and policy to counter serious and organized crime (including the targeting of its proceeds). The ESC approves multi-year and annual work plans annually for all relevant agencies and defines priorities for implementation. The ESC reports periodically to the committee of ministers on its progress and activities, as well as the progress and activities of its underlying structures.
To effectively combat money laundering and terrorist financing, the ESC follows these six principles: setting goals and co-ordinating policies; sharing of information and expertise between law enforcement authorities; proactively initiating activities (including proactive intelligence development, and the improvement of technological means to so do); integrating activities through operational co-operation; systematically making efforts to fight ML in new ways, combining available tools and sanctions (i.e. civil and supervisory procedures); developing best practices, removing barriers and “bottlenecks” (e.g. initiation of legislation amendments) and improving operations through the sharing of operational experience and lessons learnt.
In relation to terrorist financing matters, the Ministerial Committee on National Security Affairs (Security Cabinet) Resolution No. 86/B (January 2003) established a dedicated CFT Committee. The activities of this committee were recently transferred to the National Bureau for Counter Terror Financing (NBCTF). The Bureau, housed within the Ministry of Defense (MoD), is a combined inter-ministerial effort against terrorist financing, and is responsible for outlining the national enforcement policy and coordinating national CFT strategies and enforcement policies. Its areas of authority also include conducting CFT risk assessments and the combating of PF.
The Sanctions Bureau under the Ministry of Finance (MoF) co-ordinates PF strategy and all efforts relating to proliferation and PF sanctions.
The Steering Committee’s decisions are implemented by the Inter Agency Implementation Committee (IC). The IC is the main operational body that implements ESC’s policies and directives into operational mechanisms. The IC comprises Israel’s key AML/CFT agencies, including law enforcement authorities (police, tax authority and securities authority), the financial intelligence unit (IMPA), Israeli Prison Service, Bank of Israel, Ministry of Economy and Industry, and Ministry of Justice. The IC operates through four subcommittees, which deal with operational co-ordination, intelligence, legal issues, training and IT. These subcommittees meet approximately every two months, discussing issues such as the coordinated targeting of offenders; the production of integrated intelligence products; sharing professional knowledge and expertise; enhancing investigative co-operation; creating models for systematic action against criminals; the identification and resolution of bottlenecks; and mapping and analysis of AML/CFT trends and risks.
Israel is a full member of the FATF since 2018. In addition, since 2006, Israel is an active observer at Moneyval (Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism) and a FATF-Style Regional Body.
In February 2016, Israel became an observer state to the FATF. Since then, Israel worked to meet the requirements for full membership of the FATF, which included, as a material condition, undergoing a rigorous and comprehensive mutual evaluation of its AML/CFT regime. As part of the process, Israel conducted ML and TF national risk assessments. In 2018, as part of the joint FATF/Moneyval mutual evaluation, the assessment team conducted an “on-site” visit to Israel to assess the level of effectiveness of Israel’s AML/CFT regime. In October 2018 the FATF plenary discussed and adopted the joint FATF/Moneyval mutual evaluation report of Israel. In December 2018, with the publication of the mutual evaluation report Israel became a full FATF member. Following the successful results of its evaluation, Israel was placed in the FATF’s regular follow-up process. Subsequently, Israel will be able to request re-ratings for its technical compliance. The follow-up report will be discussed by the FATF plenary in June 2022.
The mutual evaluation report found that Israel’s risk assessment process was a thorough and comprehensive one and that its results establish that Israel has a good understanding of its ML and TF risks.
The results of Israel’s mutual evaluation determine that Israel has successfully demonstrated its strong commitment to combat money laundering and terrorist financing.
The report found that Israel has achieved a high level of effectiveness for Immediate Outcome (IO) 6 (use of financial intelligence, IO.8 (confiscation) and IO.9 (TF investigations and prosecutions) and a substantial level of effectiveness for IO.1 (assessment of risk, coordination and policy setting), IO.2 (international cooperation), IO.5 (legal persons and arrangements), IO.7 (ML investigations and prosecutions) and IO.10 (TF preventive measures and financial sanctions.
The report acknowledges that Israel is achieving good results in identifying and responding to the risks it is facing. It further establishes that Israel has a robust and effective AML/CFT regime. Israel has implemented an AML/CFT system that is effective in many areas. Particularly good results are being achieved in the areas of ML/TF risk assessment and risk understanding, investigation and prosecution of ML and TF, including the use of financial intelligence, targeted financial sanctions related to terrorist financing, preventing misuse of legal structures, and co-operating domestically and internationally. The report notes that major improvements are still needed to strengthen supervision and implementation of preventive measures.
With regard to technical compliance, the report states that Israel’s legal framework is particularly strong, with only some areas in need of significant improvement such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
The report further determines that Israel has strong and comprehensive national mechanisms to co-ordinate the development and implementation of policies and activities to combat ML and TF. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body comprising of the Israel National Police, IMPA and the Tax Authority whose purpose is to facilitate collaboration by law enforcement agencies and IMPA so as to produce integrated and high quality intelligence and make recommendations on which cases should be prioritized. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
The mutual evaluation report includes the following key findings:
•
Israel has strong, national AML/CFT co-ordination and includes all relevant competent authorities.

•
Israel has demonstrated its ability to identify, investigate and disrupt terrorist financing activity at an early stage using a wide range of effective instruments and mechanisms, as well as effectively prosecuting, and convicting those involved.

•
Israel’s highly effective use of financial intelligence largely contributes to the prosecution and investigation of all types of ML case and the quality of IMPA’s financial intelligence and analysis effectively supports the operational needs of law enforcement agencies.

•
Israeli authorities, including the financial intelligence unit and law enforcement, are successfully co-operating and using financial intelligence to pursue money laundering and terrorist financing investigations and prosecutions.

•
Authorities co-operate well with international counterparts and Israel actively makes and responds to requests for international cooperation.

•
Israel sets out confiscation of criminal proceeds and instrumentalities as a high-level priority and a policy objective and its results are in line with the country’s ML risk profile.

•
Financial institutions and their supervisors have a good understanding of the money laundering and terrorist financing risks they face.

•
Israel has developed an AML/CFT system that is sound and effective in many areas, and achieves good results in tackling money laundering and terrorist financing. The country has also achieved good results in understanding the risks it is exposed to, investigating and prosecuting money laundering and terrorist financing, including through the effective use of financial intelligence, depriving criminals of the proceeds of crime, and depriving terrorists and terrorist organizations of assets and instrumentalities.

Foreign Investment
The volume of foreign direct investment in Israel totaled approximately $18.5 billion in 2019, compared to $21.5 billion during 2018. From 2015 to 2019, the total volume of net foreign direct investment in Israel was approximately $32.6 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $8.3 billion in 2019, compared to approximately $6.1 billion in 2018.
Table No. 21
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2015	2016	2017	2018	2019
Nonresident Investment	8,556	17,802	15,780	19,024	20,990
By investment type
Direct Investment	11,337	11,988	16,893	21,515	18,502
Portfolio Investment	2,754	2,972	1,945	-3,095	-823
Other Investment	-5,535	2,842	-3,059	605	3,311
Resident Investment abroad	23,680	27,428	28,375	19,615	25,587
By investment type
Direct Investment	10,969	14,579	7,624	6,087	8,333
Portfolio Investment	9,847	1,615	4,332	7,183	6,439
Other Investment	-4,147	3,259	9,693	1,009	5,593
Reserve Assets	7,330	8,529	8,080	5,275	6,445
Financial Derivatives	-319	-553	-1,354	61	-1,222
Net financial account	-15,124	-9,626	-12,596	-591	-4,597

Source:   Central Bureau of Statistics and Bank of Israel.

Foreign Exchange Controls and International Reserves
In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $170.1 billion at the end of 2019. Foreign currency reserves grew from $60.6 billion at the end of 2009 to $126.0 billion at the end of 2019.
All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.
The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.
Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel-denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.
Table No. 22
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2015	2016	2017	2018	2019
External Debt
Public sector	27,828	27,692	31,921	36,539	39,356
Private sector . .	42,295	44,945	44,305	44,895	50,893
Banking system	15,794	14,489	13,856	12,872	13,846
Total	85,917	87,126	90,082	94,306	104,095
External Assets
Public sector . .	93,251	101,415	115,691	118,023	128,816
Private sector . .	87,234	89,715	102,269	98,938	105,650
Banking system	27,592	30,147	36,285	33,705	39,716
Total	208,077	221,277	254,245	250,666	274,182
Net External Debt . .	-122,161	-134,150	-164,162	-156,360	-170,089

Source:   Bank of Israel.
Table No. 23
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2015	2016	2017	2018	2019
87,389	95,777	107,567	115,398	119,548

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.

Foreign Exchange Rates
The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market. However, in April 2013, the Bank of Israel intervened in the foreign exchange market. In addition, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of Israel’s natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel purchased foreign currency in line with its assessment of the effect of natural gas production on the balance of payments. Between 2013 and 2018, the Bank of Israel purchased a total of $13.5 billion as part of this plan and in November 2018 it announced the end of the plan.
Since March 2008, the Bank of Israel has purchased a total of $89 billion in the foreign exchange market.
Table No. 24
Average Exchange Rates
(NIS per Currency Unit)
	2015	2016	2017	2018	2019
U.S. dollar	3.887	3.841	3.600	3.595	3.565
British pound sterling	5.941	5.206	4.635	4.798	4.554
Euro	4.314	4.250	4.061	4.245	3.992
Japanese yen	3.213	3.538	3.210	3.256	3.270

Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Professor Amir Yaron, appointed in December 2018, after having served as a Professor of Finance at The Wharton School, University of Pennsylvania.
According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.
The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.
As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.
The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.
As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government.
The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the

Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.
Monetary Policy
Monetary Framework.   From the establishment of the State of Israel in 1948 until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, toward the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust, although expectations of a recession were spawned by concerns over the worsening financial situation abroad, mainly in the United States. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to the repatriation of foreign investments by Israelis, in March 2008, the Bank of Israel began to implement a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to 0.5% in April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was close to zero, but this was not known in real time. Only toward the end of 2009 did concern of continued severe recession abate. The years that followed may be described by a combination of various key trends as follows:
•
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and lower unemployment. In 2019, real wages (in CPI terms) increased by 2% and nominal wages increased by 2.8%.

•
A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Between December 2007 and December 2019, home prices increased by approximately 129% and by 95% in real terms (adjusted for the CPI). In 2019 housing prices increased by 3.7%.

•
Continuous declines in the Government debt-to-GDP ratio until 2017, and more expansionary fiscal policies in the areas of healthcare and education since 2016, reflecting the Government’s response to social needs. The debt-to-GDP ratio rose slightly in 2018, but declined again in 2019.

•
A current account surplus in recent years. Since 2015 the surplus has decreased and in 2019 it accounted for 3.5% of national income.

•
A trend of local currency appreciation (in terms of the nominal effective exchange rate), with temporary episodes of depreciation in 2012 and 2014 appears to stabilize around its current level during 2018. The nominal effective exchange rate appreciated by 8.1% in 2019 after it depreciated by 2.3% in 2018.

•
Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government in recent years to achieve this goal, there has been a change in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international Internet sites. This has served to increase competition in the domestic tradable goods market, to lower prices, and to reduce markups.

A number of important additional features may be grouped into four sub-periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through 2013, a period of slower GDP growth of approximately 3% and inflation within the target range; 2014 to 2015, a period of slower GDP growth of approximately 2.5%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation; and 2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long term rate of growth) and inflation rate was below the lower bound of the inflation target most of the time.
For the mid-2009 to mid-2011 sub-period, real GDP growth averaged 5% and inflation increased to over 4% in 2011, due primarily to increases in global energy and food prices. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011 in reaction to increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short-term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.
Starting in mid-2011, real GDP growth dropped sharply to just above 3%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment in Israel continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid-May of 2013.
Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 4.5%, raising some concern about the profitability of exports and employment in the export sector. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign exchange purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.
In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department implemented macroprudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against variable-interest loans; in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and in 2012, limiting the loan-to-value ratio of mortgages.
The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, coupled with slower growth, corresponding drops in short-term interest rates, and decreases in longer-term interest rates. Actual CPI inflation was negative or close to zero at -0.2% in 2014, -1% in 2015, -0.2% in 2016, 0.4% in 2017 and 0.8% in 2018. In 2019, the inflation rate was 0.6% — below the lower bound of the inflation target. The CPI excluding energy, fruits and vegetables increased by a similar rate. The inflation rate in the second half of the year was significantly more moderate than in the first half of the year and then it was in the previous year. This was in view of the trend of appreciation of the shekel, and volatile factors the contribution of which weakened. The moderation was also in line with a slight slowdown in the pace of wage increases. In recent years, other than a period of about a year from mid-2018, the inflation rate has been below the inflation target range. However, there has been a marked increase from the negative values that were prevalent in 2015 and 2016. The low inflation rate in recent years is mainly due to the appreciation of the shekel and increased competition against the background of technological improvements. In contrast, the demand side remained strong. In parallel with the decline in actual inflation, one-year inflation expectations moderated slightly in the second half of 2019, to around the lower bound of the inflation target. Long-term inflation expectations, which were above 2% for a long time, have been in a downward trend for a few years, although their current level of 1.6% is still anchored within the target range. Some of the decline may be due to the decline in the inflation risk premium.
From 2014 to 2019, the inflation rate in Israel has been lower than in most OECD member countries. These findings are consistent with the assessment that a significant portion of the decline in Israel’s inflation rate has to do with the strengthening of the shekel, and less to do with the trickle down of global price declines. Another possible cause of the gap between the inflation rates is that the transition to equilibrium with a higher level of competition is taking place later in Israel than in other OECD economies. In addition, it is reasonable to assume that at the point of departure, the Israeli economy had a lower level of competition than other economies. For instance, it is likely that in countries with open land borders, domestic importers had less power than in Israel.
The Israeli economy grew by 3.5% in 2019, similar to the growth rate in the previous two years, and lower than it was in 2016. Growth was led by exports and private consumption, and total domestic uses expanded according to growth rate of the las t two years.
From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In September 2014, the Bank of Israel reduced the key policy rate to a then-historic low of 0.25%. In the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to the historically low level of 0.10%, nearing the so-called “zero lower bound” on nominal rates. In 2016, the shekel appreciated by 4.6% and continued to appreciate by 3.9% in 2017, in terms of the nominal effective exchange rate based on year-over-year December averages. In 2019, the nominal effective exchange rate appreciated by 8.1% after it depreciated by 2.3% in 2018.
After the acute phase of the global financial crisis, which occurred during the fourth quarter of 2008 and the first quarter of 2009, measurements of economic developments in Israel have been strong compared to other advanced economies. Real output growth and labor market developments show continued strength relative to other countries. Fiscal policy has been expansionary in the past four years. The central government’s deficit in 2019 was 3.7% of GDP, and the general government’s deficit was higher than 4% of GDP for the second consecutive year. The increase in government expenditure reflected a change in policy that began with the establishment of the government in 2015, after the previous government engaged in fiscal consolidation, and was intended to improve the level of public services and to increase transfer payments.
Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Makam, and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (in 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.
The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.
In 2008, the Bank of Israel resumed foreign exchange intervention after a ten-year hiatus. Although the objectives of interventions vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past five years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.
In 2016, inflation increased compared to 2015 but continued to be far below the target range. In light of repeated reductions of growth forecasts for the world economy, the Monetary Committee reduced the key policy rate to 0.1%, a near-zero level, in March 2015, and this level of interest rate remained for 2016. In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range. In June 2018 inflation reached the target range and remained slightly above the lower bound and in November 2018 the Bank of Israel raised the interest rate to 0.25% from 0.1%. In December 2018 the annual inflation temporarily fell below the lower bound to 0.8%. In 2019, Annual inflation of the Consumer Price Index totaled 0.6% in 2019 — below the lower bound of the inflation target. The monetary interest rate did not change during the year, and with the exception of an increase of 15 basis points to 0.25% in November 2018, it has not changed for the past 5 years. However, starting in the second half of 2019, the expected interest rate path changed from upward to downward, in view of the worsening global conditions, monetary accommodation in the US and Europe, and the significant decline in annual inflation to below the target range.

Table No. 25
Selected Interest Rates(1)
	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)		Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)		SROs(2)(4)
2015	7.6%	3.3%	0.1%	0.0%	0.1%
2016	7.3%	3.3%	0.1%	0.0%	0.1%
2017	7.3%	3.4%	0.1%	0.0%	0.1%
2018	7.5%	3.4%	0.1%	0.0%	0.2%
2019	7.1%	3.5%	0.2%	0.1%	0.3%

(1)
Effective interest rate (percent per year).

(2)
The data reflects the gross balance of all banking corporations registered in Israel.

(3)
The interest rate on daily deposits auctioned by the Bank of Israel.

(4)
Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.

Source:   Bank of Israel.
Table No. 26
Monetary Indicators
(Percentage Change over Previous Period)(2)
	2015	2016	2017	2018	2019
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	247,416	305,966	348,251	392,550	421,417
M2 (in millions of NIS annual average)(4)	658,898	726,805	787,643	823,659	860,197
M1	47.5%	23.7%	13.8%	12.7%	7.4%
M2	13.2%	10.3%	8.4%	4.6%	4.4%
Public Sector Injection/GDP(5)	-1.2%	0.3%	-0.3%	0.1%	0.5%
Bank Of Israel Injection/GDP(6)	-1.0%	-1.3%	-0.6%	-0.7%	-1.2%
Nominal Interest Rates
SROs(7)	0.0%	0.0%	0.0%	0.0%	0.1%
Unrestricted Credit in Local Currency(2)(7)	3.5%	3.4%	3.5%	3.5%	3.5%
U.S.$ Interest Rate (average, three month LIBID)	0.2%	0.6%	1.1%	2.2%	2.2%
NIS/U.S.$(during period)	-1.4%	-1.4%	-8.5%	7.1%	-7.4%
Real Yield To Maturity On 5 Year Indexed
Government Bonds	-0.6%	-0.1%	-0.1%	-0.3%	-0.6%
Nominal Yield On Equities (during period)(8)	6.8%	-11.1%	-1.2%	-3.9%	17.7%
Nominal GDP	5.2%	5.1%	3.8%	4.6%	5.9%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of Government bonds held by the Bank of Israel.

(7)
The data reflects the gross balance in all banking corporations registered in Israel.

(8)
Includes convertible securities and warrants and adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The banking system is well supervised and regulated, in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking and merchant acquirer licenses are issued by the Governor of the Bank of Israel (the “BOI”). Banks and credit card companies are supervised by the BSD of the BOI. The BSD is the primary regulator of Israeli banks and merchant acquirers and is headed by the Supervisor of Banks, an appointee of the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the BOI and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. Another function assigned in recent years to the BOI, carried out by the BSD, is the licensing and supervising of acquirers that operate in the credit and debit card markets and provide payment services to merchants and consumers.
In recent years, the BSD has enhanced its supervision of the banking system and tightened regulation in response to an evolving risk environment. New technologies and innovative channels, systems and products have been integrated into the financial systems in the global markets, and the BSD and other financial regulators have prioritized the responsible implementation of these new technologies within the financial and banking system. This creates new risks in terms of scope and magnitude. The BSD has structured its function to accommodate for this change and to manage these risks, which include cyberattacks, client information leaks and IT computer outages.
Profile of the Banking System.   Israel has a concentrated banking system that is dominated by the two largest banking groups, Bank Hapoalim and Bank Leumi, which consist of 55.4% of all banking assets. At the end of 2019, there were 16 banking corporations registered in Israel, including 10 commercial banks, two joint-service companies and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd.) comprise approximately 95.5% of the banking market in Israel. There are also two small commercial banks that are unaffiliated with banking groups. In addition, there are four branches of foreign banks that operate on a smaller scale: Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel, and engage in activities in the capital markets and render advisory services that do not require a banking license according to Israeli banking laws.
Israeli banking groups carry out wholesale and retail financial services, including investment banking and brokerage and capital market activities, which require abiding by certain restrictions in order to avoid conflicts of interest. In addition, the Israeli banks are limited in their investments in real companies. There are also limits on the structure and type of companies that can become controlling shareholders of banks.
Controlling Structure in Banks.   Banks can be controlled by a Core Controlling Group, or the holding of a bank can be widely dispersed among a broad shareholder base. In 2012, an amendment to the Banking Ordinance Act, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, which allowed for a bank ownership structure without a Controlling Shareholders Group. In addition, BOI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures.
In December 2013, the Knesset enacted the Law for Promotion of Competition and Reduction of Concentration, 5774-2013, that sets restrictions on significant cross-sectoral holdings and control of a Real Corporation together with a Banking Corporation that constitutes a Significant Financial Entity (as defined by this law) and provides a transition period for pre-existing controlling holders .

Recent Regulatory Developments
From 2016 to 2019, certain regulations were implemented to enhance competition in the financial sector:
1.
The Divestiture of Credit Card Companies.   In accordance with the Increasing Competition and Reducing Concentration Banking Market Law (Law Amendment) 5777 – 2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, have been required to divest their credit card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies would then operate as credit providers, which would compete with the banks for the consumer and small businesses markets.

Bank Hapoalim and Bank Leumi are permitted to continue to issue credit cards but within four years after the banks divest their credit card companies, these banks will be required to cease issuing credit cards.
2.
Supervisory Reforms in the Merchant Acquirer Market.   In 2016, the merchant acquirer market was approximately NIS 270 billion and consisted of three credit card companies: Isracard, CAL and Leumi Card. Beginning in 2015, the BSD took action to remove barriers to entry and to make the market more accessible to new entrants. These actions were intended to ease the licensing process by introducing a contingent merchant acquirer license (within three months of submitting an application). Additional elimination of barriers to entry included:

•
Making the licensing process shorter and more efficient, providing greater regulatory certainty with regards to obtaining a license prior to an entity making a substantial investment in technology and hiring, as well as easing both the connection to the local payment card system (Shva) and the receipt of licenses from the International Credit Card Schemes;

•
A significant reduction of the minimum capital requirements to only NIS 1 million in starting capital for a new merchant acquirer; and

•
More lenient regulations in the areas of corporate governance, risk management, and other areas for entities that do not have a significant impact on the stability of the financial system and the payment system.

In April 2017, BOI issued a merchant acquirer license to TRANZILA Ltd., which now operates as the fourth merchant acquirer in Israel’s payment card market. TRANZILA’s entry into the merchant acquirer market reflected a major step in promoting increased competition in the payment sector and credit market, which is intended to benefit small and medium businesses and households. In May 2018, BOI issued an acquirer license to Cardcom Acquirer, Ltd., the fifth merchant acquirer to operate in Israel.
In February 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold Controlling means of a credit card Company or a Merchant Acquirer that can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit card company or merchant acquirer can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
3.
Issuance of Limited Bank Licenses.   In June 2018, BOI published a policy that regulates and simplifies the process of establishing a bank and creates regulatory certainty in the early stages of the licensing process for anyone interested in establishing a bank. The licensing process allows an applicant to obtain a limited license within six months. The limited license will allow the applicant to manage limited deposit and credit provision activities. The process also enables the applicant to complete more complex actions, such as raising capital, recruiting employees, investing in infrastructure and computer systems and closing regulatory gaps after the bank is established and has started operating.

In July 2018, Warburg Pincus, LLC, a private equity firm, bought Leumi Card and in February 2019, BOI approved this acquisition and Max, the new name of the Leumi Card company, was given a permit to become a merchant acquirer.

In November 2018, the controlling share of Bank Hapoalim was sold by Mrs. Arison, the owner of the controlling share of Bank Hapoalim and that made Bank Hapoalim join Bank Discount and Bank Leumi as banks with no majority owner.
In April 2019, Bank Hapoalim sold 58% of its controlling interest in Isracard to institutional investors. Bank Hapoalim now holds 33% of Isracard and is required under the Strum Law to sell the remaining shares by January 2021.
In December 2019, the BOI issued a banking license to the First Digital Bank Ltd. Control Permits were given to the controllers of the First Digital Bank. This was the first banking license that was given since 1978. The new bank will acquire IT services from the Centralized Computer Bureau mentioned above. It is expected start operating in the middle of the year 2021.
In December 2019, Municipal Bank (former known as Bank Dexia) was merged into Bank Mercantile from the Discount Bank Group.
In January 2020, Isracard received a permit to become a merchant acquirer.
4.
Budget Allocation for a Centralized Computer Bureau.   The process of enacting the Strum Law identified the significant barriers to establishing a new bank due to the high cost of investing in computer infrastructure. Therefore, the Strum Law allocated a budget to the Ministry of Finance for establishing a centralized computer bureau to provide technological services to new banks. In March 2019, the Ministry of Finance announced that Tata Consultancy Services from the TATA Group won the tender in conjunction with two groups of entrepreneurs that are working to establish a new bank and credit union. These two groups will also partner with the TATA Group to construct the centralized computerized bureau.

Competition, New Technologies and Cyber Risks
The Supervisor of Banks undertook the following policies to advance the supervisory goals set by the BSD, in particular, implementation of the Strum Law and assisting in launching innovative technologies. This entailed removing barriers that hindered the implementation of technologies, such as allowing banking services and opening bank accounts remotely via digital access without a physical presence. This environment led to the opening of the merchant acquirers market in 2017 and enabled the licensing of the first digital bank in December 2019, which received regulatory and supervisory treatment according to a risk-based approach. Other steps undertaken in recent years include:
1.
Sharing credit data. In April 2019, the BoI inaugurated a system for sharing credit data that will also contribute to the overall competitive environment and will help to lower consumer credit costs.

2.
Assisting clients to switch banks. In December 2019, the BSD issued an amendment to the Banking (Service to Customer) Law that supports the decision of the client to shift accounts from one bank to another online and in a secure and convenient manner at no extra cost.

3.
Reducing barriers for new players to enter the banking system. The BSD and the Ministry of Finance are undertaking a project to set up the centralized computerized bureau for new banks to defray the high technology costs of the computerized infrastructure and IT systems.

4.
Enhancing competition with non-bank credit intermediaries. The BSD is implementing “open banking.” This technology enables third-party developers to build applications and services around the financial institution. This will allow non-banking credit vendors to offer credit to all clients who operate via the banking system by giving clients the option to grant authorization to these vendors to access privileged information pertaining to their bank account. In February 2020, in order to increase competition in the market the BSD issued several leniencies related to the submission of AML documentation to banks by non-bank credit vendors and to P2P credit platforms. This is due to the fact that these entities are licensed and supervised by the Capital Markets, Savings, and Insurance Authority.

5.
Innovation. The BSD accommodated the infrastructure for rolling-out innovational technologies by encouraging the entry of FinTech companies to engage in joint ventures and to engage in advancing financial service technology in the banking system. This created a need to sign MoUs with foreign regulators to foster cooperation and provide for the sharing of information in a responsible manner.
Cyber risk. The sophistication of new technologies has heightened the need for regulators to engage in high-level resources and to deploy staff that possess expertise in technology and cybersecurity. The BSD had a dedicated staff to address cyber risk for about 10 years, and formed a Technology and Innovation Division four years ago. In addition, the BSD partakes in the National Cyber Directorate under the auspices of the Prime Minister’s Office which is anchored in a MoU. In 2019, the BSD prioritized combating cyber risk and constructed a uniform stress-test scenario for all the banks as a result of a cyber-attack. The malware was implanted in the bank’s core systems, which generated severe disruption of the bank’s customer data This stress test provided the banks with valuable experience and preparations in the event of a cyber-attack.
Bank Investigations
On April 30, 2020, Bank Hapoalim Group concluded the US tax investigations with the signing of the following agreements with their respected authorities regarding the US tax investigation and had to pay out a sum total of NIS 3.1 billion ($874.3 million) to the following authorities:
1
Deferred prosecution agreement with the US Department of Justice (“US DoJ”) to settle the claims against Bank Hapoalim Group regarding proactively collaborating with US clients to evade tax payments to the Internal Revenue Service in the US. This resulted in a settlement of $214.4 million.

2
Plea agreement with the US DoJ and Bank Hapoalim Switzerland regarding claims that it was assisting US clients to evade tax payments and settlement of $402.5 million.

3
Consent order with the New York State Department of Financial Services that imposed penalty sanctions of $220 million.

4
Cease and desist order with the Board of Governors of the Federal Reserve System that imposed a civil penalty sanction of $37.5 million.

In addition, Bank Hapoalim reached a settlement with the US DoJ pertaining to AML infractions. Bank Hapoalim group signed a Non-Prosecution Agreement with the US DoJ regarding a few bank employees involved in collaborating with high-ranking officials from Federation of International Football Association (“FIFA”) pertaining to breaches of AML directives. This agreement included a payment of $30.1 million.
In March 2019, Bank Mizrahi-Tefahot signed a deferred prosecution agreement with the US Department of Justice (the “DoJ”) to conclude its investigation into Mizrahi-Tefahot Bank’s business with its US clients, and made a NIS 546 million payment to the DoJ.
The performance of the Israeli banks for 2019
The net profit attributed to shareholders of the five largest Israeli banking groups increased by 4.7% in 2019 and amounted to NIS 9.7 billion as of end of 2019, compared to an increase of 2.0% in 2018, which amounted to NIS 9.3 billion. The 2019 net profit represents an after-tax return on equity of 8.3% compared to 8.5% in 2018.
Total balance sheets of the Israeli banking system grew by 3.5% during 2019 compared to 3.2% in 2018. Total balance-sheet credit rose 4.3% in 2019; credit to the business sector increased by 4.2% in 2019, which can be attributed to an increase in loan demand primarily from the construction sector and not from consumer loans not related to mortgages. Total credit to the construction sector grew by 11.1% primarily in the last two years due to the Buyer’s Fixed Price Project instituted by the Ministry of Finance to increase the affordable housing stock in the market for first-time home buyers. The size of the residential mortgage market increased by 9.6% and amounted to NIS 400.6 billion, although the contraction of consumer loans not related to mortgages decreased by 5.8%.
Credit quality indicators for 2019 were robust. However, a severe deterioration is expected in 2020 due to COVID-19 and its effects, such as high unemployment and the negative impact on sectors such as tourism, aviation and energy, which will increase banks’ non-performing loan portfolios.

The annual expense for credit loss was 0.3% in 2019, up from 0.2% in 2018 and 0.1% in 2017. Impaired loans and loans in arrears for 90 days or more was 1.41% in 2019, up from 1.23% in 2018 and 1.36% in 2017. All consumer loans including mortgages have an impaired loan ratio of only 0.3% to total on-balance sheet credit. In the construction and real-estate sector, the impaired loans ratio remained low at 1.4% and only 0.95% of all mortgages were in arrears of 90 days or more. In the mortgage segment, loans in arrears of 90 days and more are still very low, around 0.8%. The loan-loss reserve coverage ratio went down to 88.2% at the end of 2019, compared to 95.6% in 2018.
Israeli banks calculate their risk capital via the Basel II standardized approach. Accordingly, the risk-weighted assets ratio is relatively high, and for the five largest Israeli Banks reached 67% at the end of 2019, which is high compared with the larger global banks implementing the advanced internal ratings-based approach for calculating their capital adequacy ratios. This demonstrates the strong capital position in the balance sheet of Israeli banks, and the substantive regulatory requirements that allow the banks to supply credit to distressed businesses in a market that has been severely affected by COVID-19, as well as liquidity relief for consumers. In 2019, the five largest banking groups distributed dividends and executed stock buybacks that comprised 44% of their net profits. The banks were urged to refrain from dividend payouts due to COVID-19.
Equity capital of the Israeli banks amounted to NIS 122.6 billion at the end of 2019, an increase of 3.3% from 2018. Common equity capital tier 1 ratio, in accordance with the Basel III interim rules, reached 11.2% at the end of 2019, which is well above the regulatory capital requirement, which is set at 10% for the two largest banks and 9% for the smaller banks. The leverage ratio reached 6.9% by the end of 2019 and was substantially higher than the minimum requirement by the Basel Committee and also exceeds the regulatory minimum requirement set by the BSD, which is set at 6% for the two largest banks and 5% for the smaller banks.
Issues in Anti-Money Laundering and Combating Financial Terrorism.    The Anti-Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BOI issued the Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record-keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Terrorism Financing and Customer Identification has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policies, management and monitoring of high-risk accounts and contains special directives on private banking and correspondent banking accounts.
The BSD conducts regular onsite examinations to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks for AML/CFT-related infractions and has, in several cases, imposed sanctions on banks totaling over NIS 40 million (as of January 2018).
In November 2016, the Counter-Terrorism Law, 5776−2016, went into effect and replaced the Prohibition on Terrorist Financing Law, 2005. The object of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for the purpose of combating terrorism.
As amended, the 2006 Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.
Due to increased risk associated with the cross-border activities of Israeli banks in prior years, in March 2015, the Supervisor of Banks published enhanced cross-border risk management requirements. Enhanced measures are required of a bank’s board of directors, including revision of cross-border operations policies with an emphasis on the tax compliance of the bank’s clients to foreign jurisdictions’laws, rules and regulations. A bank’s senior management is expected to comply with the bank’s controls and procedures to manage the risks from a bank’s international activities, especially those stemming from tax compliance. Senior management is expected to adopt a risk-based approach, including the classification of high-risk clients, the implementation of tax declaration procedures, and the forgoing of bank secrecy by the bank’s clients. Banks were vested with the authority to refuse the opening or the maintaining of a bank account whose owner does not cooperate with the bank on issues that derive from cross-border risks.
In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive No. 308 regarding Compliance and the Compliance Function in Banking Corporations along the lines of the standards and practice as recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several issues, including: the accountability of a bank’s board of directors and the board’s oversight over the management of compliance risk; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enables it to operate in an effective and robust manner; and defining and expanding the scope of the function and the role of a chief compliance officer.
In February 2016, the BSD issued an amended Reporting Directive to the Banking Supervision Department No. 825, the “Semi-Annual Report on Exposure to Compliance Risk.” The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the instruction of the Attorney General and was coordinated by the IMPA. The report found that the Israeli banking system mitigates the exposure to the risks of money laundering and terrorist financing by implementing quality controls that ensure the implementation of money laundering and terrorist financing instructions, and implementing effective measures for tracking, monitoring and risk management. The main risks relevant to the banking system, which were assessed at moderate to high levels, were private banking (in particular, the activity of nonresidents), activity of money service businesses and nonprofit organizations.
In December 2018, Israel became a full member of the FATF. At this time, Israel had undergone a rigorous assessment of its measures to combat money laundering and terrorist financing. During this process, Israel demonstrated its commitment to protect the integrity of the financial system. Israel has established a robust anti-money laundering and counter terrorist financing framework that is achieving good results in identifying and responding to the risks the country is facing.
In view of the COVID-19 pandemic and its economic impact on Israel, the BSD published Temporary Provision of the Proper Conduct of Banking Business Directives for Dealing with COVID-19 to deal with increasing online banking activities and to make things easier for customers during this period. This Temporary Provision was adopted with consideration of AML/CFT risks.
Israel’s regulatory regime with regard to AML/CFT is constantly subject to examination, review and revision to respond to new difficulties and challenges due to the increasing innovation of the offenders. This entails legislative modifications, updating regulations to strengthen risk management requirements, including specific requirements regarding the use of credit cards for illegal transactions over the internet. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law,” above.

Table No. 27
Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)
	2015	2016	2017	2018	2019
Assets In local currency(2)	1,119,473	1,199,233	1,253,236	1,278,109	1,344,863
In foreign currency	268,558	265,414	248,614	274,766	262,136
Total assets	1,388,031	1,464,647	1,501,850	1,552,875	1,606,999
Liabilities and equity capital In local currency(3)	1,034,612	1,105,311	1,171,531	1,191,916	1,257,634
In foreign currency	353,419	359,336	330,319	360,959	349,365
Total liabilities and equity capital	1,388,031	1,464,647	1,501,850	1,552,875	1,606,999
Equity capital	95,712	101,803	107,998	115,289	119,017

1)
The division into local and foreign currency for 2015, 2016 and 2017 was adjusted according to the published financial statement for those years.

2)
Including non-financial items.

3)
Including non-financial items, minority interests and equity.

Source:   Banking Groups’ Financial statements to the public.
Capital Markets
Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. As part of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and

•
Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The

ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the companies’ affairs, additional information reports, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on a company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.
The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 30-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 23 members (six of which are foreign members, including one remote member) and, as of December 31, 2019, 442 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2019, there were 55 companies dual-listed on the TASE and foreign exchanges.
Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE.
The TA-35 index increased by 24.7% in 2019 in U.S. dollars terms, while the dollar depreciated 7.8% against the NIS, after a decrease of 10.3% in 2018. Average daily trading volume of the TA-35 index was $206 million in 2019, which is 10% lower than the 2018. In local currency (NIS), the TA-35 index increased by 15.0% in 2019, following a decrease of 3.0% in 2018. The TA-35 index rose in local currency (NIS) terms approximately 15% in 2019, after losing around 3% in 2018, and is lower by approximately 2% than its highest level set in August 2015.
Overall, stock trading on TASE, much like the leading markets worldwide, saw rising prices in 2019. The gains, which started as a correction of the sharp drop in prices in December 2018, were supported primarily by low and even negative interest rates and the expansionary monetary policies undertaken by central banks throughout the world.
Most of the index constituents contributed to the index’s performance this year, particularly the shares of the Discount Bank, which increased approximately 41%, contributing around 2.5% to index, and the shares of the Azrieli Group and the Mizrahi-Tefahot Bank, which gained around 44% and 50%, respectively, and contributed 4% to the index in 2019. In contrast, the shares of Teva and ICL, which decreased by approximately 42% and 20%, respectively, in 2019 partially offset these gains.
The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased in U.S. dollars terms by 27.7% in 2019, after decreasing 11.1% in 2018 and increasing 9.7% in 2017. As of December 31, 2019, the total market value of all listed equity securities (excluding exchange-traded notes) was $237.2 billion, compared to $187.6 billion in 2018.
The volume of equity trading for the year had a daily average of $365 million in 2019, which was 7% low than the average daily volume recorded in 2017 and 2018. This volume does not include off-floor trading of exchange-traded products (ETPs) that were unusually large in scope due to the conversion of exchange-traded notes (ETNs) to ETFs under the reform implemented in the fourth quarter of 2018.
In 2019, foreign investor activity in the TASE equity market decreased. Foreign investors sold a net $0.4 billion of shares, compared to acquiring net $3.0 billion of shares in 2018.
The total debt raised through corporate bonds floated on the TASE bond market (including exchange offers and structured notes) totaled $22.1 billion in 2019, as compared to $18.4 billion in the previous year (excluding debt raised abroad), and to the record of $22.7 billion in 2017.
Companies undertook public offerings this year in part to roll-over maturing debt (around 83%) and in part to finance the expansion of business activity (around 17%). Redemption of traded corporate bonds amounted to $12 billion in 2019, following redemptions of $9.5 billion and $12 billion in 2018 and 2017, respectively. Redemptions of an estimated $15 billion are anticipated for 2020, the primary increase of approximately $2.3 billion to come from bonds issued by the financial sector.
In 2019 four companies completed debut offerings on the TASE bond market, raising a total of $484 million:
•
Mekorot, Israel’s national water company, raised $277 million;

•
Westdale America, a foreign real estate company, raised $141 million;

•
Ayalon Insurance raised $31 million; and

•
M.L.R.N., the first non-bank lending company from the Arab community, raised $35 million.

Debt raised by the financial sector on the rise is pursuant to the trend of the previous year-the financial sector raised $8.9 billion this year, accounting for 44% of the total raised in corporate bond offerings, and following the $5 billion and $4 billion raised in 2018 and 2017, respectively.
This year as well, Israel’s large banks contributed to the rise in the total raised by the financial sector, which came to $6.3 billion in 2019 as opposed to $3.2 billion in the previous year. The major issuers this year include Mizrahi Tefahot, which raised $1.9 billion (of which $0.3 billion in Contingent Convertible (CoCo) bonds that include a principal write down mechanism), and the banks: Discount , which raised around $1.1 billion (of which $0.3 billion in CoCo bonds); Poalim, which raised around $1.0 billion (of which $0.3 billion in CoCo bonds); and Leumi, which raised around $0.9 billion (of which $0.4 billion in CoCo bonds).
The decline in debt raised by the real sector continues is pursuant to the trend of the previous year.
The real sector raised approximately $11.5 billion in 2019, which constitutes approximately 56% of the total raised through corporate bonds, as opposed to around $12.1 billion and $15.4 billion in the years 2018 and 2017, respectively. The intended use of proceeds includes the redemption of existing traded bonds and the expansion of business activity. The combined total redemptions of traded corporate bonds issued by real sector companies was $8 billion in 2019 and is expected to reach $9 billion in 2020.
Real Estate companies, which in recent years have enjoyed both low financing costs, in light of prevailing low interest rates, and industry-wide prosperity, reduced the scope of new bond issues. The decline in new offerings is influenced, inter alia, by the slowdown in residential rent increases and in spite of the increase of building starts as reflected in the data released by the Central Bureau of Statistics. Nonetheless, real estate continues to lead the sectoral list of corporate bond issuers, raising $7.3 billion in 2019, following the $8 billion raised in each of 2017 and 2018. These issuers redeemed $3.6 billion of traded bonds and expect redemptions of approximately $5 billion in 2020.
The largest real estate corporate bond issuers in 2019 were the Azrieli Group, which raised $1.1 billion, the government company Israel Port, which raised $0.5 billion, and Airport City, Alony Hetz and Melisron, each of which raised $0.4 billion.
Alony Hetz is the first issuer to raise debt through exchangeable bonds, which entitles the company at its discretion to pay the principal and interest through the company’s shares rather than cash. Alony Hetz a

TA-35 index constituent, issued two new series of non-linked shekel bonds for a total of around $173 million, of which $58 million was raised through the first series of exchangeable bonds (bonds payable in shares) ever listed on TASE.
Foreign companies (primarily real estate companies) raised $1.1 billion this year, as opposed to $1.8 billion and $2.7 billion in 2018 and 2017, respectively.
The Commerce and Services sector takes second place on the list of real sector bond issuers for the second year running, raising approximately $2 billion — as opposed to an average $1.7 billion raised in each 2018 and 2017. These companies redeemed approximately $1.3 billion bonds in 2019, and are expected to redeem a similar sum in 2020. The largest issuers in this section were the Mekorot water company, which raised $277 million in its first bond offering; food retailer Shufersal, which raised $151 million; and the car leasing companies, Eldan Transportation and Shlomo Holdings, which raised $222 million and $117 million, respectively.
Investment and Holding Companies was the third largest in the real sector in 2019, raising a total of $1 billion, as opposed to $0.8 billion and $1.6 billion in 2018 and 2017, respectively. These companies redeemed $0.6 billion traded bonds in 2019, and are facing bond redemptions of $0.5 billion in 2020.
The weight of public offerings of bonds rated A and above increased, accounting for approximately 93% of the total raised through public corporate bond offerings, as opposed to 91% and 82% in 2018 and 2017, respectively.
The weight of CPI-linked bonds in the total raised in public corporate bond offerings increased for the second year running, comprising around 52% in 2019 as opposed to 45% and 38% in 2018 and 2017, respectively. This year approximately $10 billion were raised through this instrument.
The relative weight of non-linked shekel bonds increased slightly, accounting for around 47.6% this year as opposed to around 47% in both 2017 and 2018, and raising $9 billion. Almost all issues were fixed rate instruments. $0.4 billion were raised through commercial paper, as opposed to a $0.2 billion in 2017-2018. For the first time, government companies issued commercial paper to raise debt. For example, Israel Ports and the Electric Company raised $0.1 billion and $0.2 billion, respectively.
The issuance of dollar-linked bonds was almost entirely discontinued this year, and their weight in the total raised through public corporate bond offerings sunk to 0.4% as opposed to 8% in the previous year. Only $0.1 billion were raised through dollar-linked bonds.
Around $1.1 billion was raised through private placements to institutional investors on the TACT Institutional platform, as opposed to the $2.6 billion raised in the previous year (not including debt raised abroad).
In 2019, approximately $0.8 billion was raised in dedicated bond issued to institutional investors within the framework of bonds “not listed for trading”, compared to $0.2 billion in 2018. Around $0.5 billion of the total was raised through the issue of commercial paper.
Trading in TASE-traded corporate and government bonds yielded returns of 8% to 9% in 2019, in line with global trends.
The following factors influenced bond market trading:
•
The lowering of interest rates in the United States by 0.25% to a level of 1.5% to 1.75% in 2019 had a positive impact on the prices of bonds and on debt-raising in the public bond market. The yield-to-maturity (YTM) on 10-year Treasury bonds in U.S. dropped from 2.7% at the end of 2018 to 1.9% at the end of 2019, the lowest level since April 2016, as opposed to a 1% YTM on a 10-year non-linked shekel government bond in Israel. In November, the Federal Reserve announced that the policy to lower interest rates in the United States would be ending.

•
The increase in the inflation rate to around 1.5% during the first half of 2019, a rate higher than the lower threshold of the government target (1%), had a positive impact on CPI index-linked bond prices and on the relative weight of these bonds in the total raised in bond offerings this year. The pace of inflation subsequently subsided, however, reverting to an annual rate of 0.6%. Despite the decrease in the inflation rate, investments in these bonds yielded surplus returns relative to the prevailing low interest rate.
•
The Bank of Israel’s decision to leave interest rates unchanged and the expectations for their lowering had a negative impact on the prices of non-linked variable interest rate bonds.

Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers; as of June 2020, there are 13 primary dealers. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross government debt raising (not including switch auctions) in 2019 was NIS 70 billion ($20 billion). In 2018, gross government debt raised was NIS 46.4 billion ($12.9 billion) compared to NIS 46.3 billion ($12.8 billion) in 2017. Government bond issues were accompanied by large redemptions of NIS 48.9 billion ($14.2 billion) in shekel-denominated non-CPI-linked bonds, NIS 18.8 billion ($5.4 billion) in CPI-linked bonds in 2019 and NIS 2.5 billion ($ 0.7 billion) in Floating rate bonds.
In January 2019, the Government raised €2.50 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.5% interest and €1.25 billion in 30-year bonds bearing 2.5% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2019, assets held by pension funds totaled $255 billion, assets held by provident funds totaled $142 billion, assets held by life insurance savings plans totaled $143 billion, and assets held by mutual funds totaled $100 billion.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less details than the annual budget). Following a review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.
Following implementation of a two-year budget (“biennial budget”) in previous years, the biennial budget for the 2017 – 2018 fiscal years was approved in December 2016. The budget for the 2019 fiscal year was approved in March 2018.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”), which sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to-GDP ratio, which serves as a key indicator of economic stability.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017, 1.75% in 2018 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.3% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget. In November 2015, a seven-year plan for 2015 – 2021 was approved in its third reading by the Knesset; this plan set the budget deficit target at 2.9% of GDP in 2015, 2.9% in 2016, 2.5% in 2017, 2.25% in 2018, 2% in 2019, 1.75% in 2020 and 1.5% from 2021 and onwards. Following the revisions to the 2017 – 2018 biennial budget, the budget deficit target was amended to 2.9% of GDP for 2017 and 2018 and 2.5% in 2019, to be followed by annual reductions of 0.25% until reaching a target of 1.5% in 2023. Following the revisions to the 2019 budget, in March 2018, the deficit target for 2019 was approved at 2.9% of GDP and for 2020 at 2.5% GDP, to be followed by annual reductions of 0.25% until reaching 1.5% in 2024.
In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in 2005 and 2006 and by 1.7% (indexed to the CPI) year-over-year from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.
In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available.
Therefore, the calculated growth rate of government expenditures will be a derivative of the difference between the debt target and long-term growth rate.

In 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.
If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly or government revenues will need to be increased. The Expenditure Law sets a ceiling on expenditures that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy. Starting with the 2017 – 2018 budget, the expenditure ceiling is calculated in nominal terms and by indexing the ceiling to the average actual price (represented by the CPI) using data from the three preceding years.
In 2015 as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:
•
The biannual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

Absent approval by the Knesset, government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.
For each year from 2012 through 2018, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 3.9%, 3.1%, 2.7%, 2.1%, 2.1%, 1.9% and 2.9% respectively. In 2012, the deficit was 4.2%, approximately 2.2% above the target. The deviation from the deficit target in 2012 was mainly due to lower than expected revenues as well as a small increase in overall expenditure above the budget forecast (approximately 1% above forecast). In 2013, the deficit was 3.2%, approximately 1.1% lower than the target, with the deviation from the deficit target being attributable to two factors: higher than expected revenues (approximately 0.5% above forecast) and lower than planned expenditures (approximately 0.6% below forecast). In 2014, the deficit was 2.8%, approximately 0.2% lower than the target; the deviation is attributable mostly to a higher than expected growth rate in 2014, despite Operation Protective Edge in July and August 2014. In 2015, the deficit was 2.2%, approximately 0.7% lower than original forecasts; the deviation is largely attributable to higher than expected revenues (approximately NIS 3.6 billion) and the late approval of the fiscal years 2015 – 2016 budget, prompting mild underspending on planned expenditure. In 2016, the deficit was 2.15%, approximately 0.7% lower than target; the deviation is primarily attributable to higher than expected revenues (approximately NIS 9 billion). In 2017, the deficit was 1.9%, approximately 1% lower than target; the deviation is primarily attributable to higher than expected non-recurring revenues (approximately NIS 12 billion) resulting from taxation of capital gains on large sales of high-tech companies and a tax collection campaign directed at wallet companies (service provider companies that are owned and operated by a single individual). In 2018, the deficit was 2.9% and was on target and in 2019 the deficit was 3.7% approximately 0.8% above the 2.9% target mainly due to lower than expected revenues and a slight increase in overall expenditure above the budget forecast.6
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 28
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2015	Actual 2016	Actual 2017	Actual 2018	Actual 2019
Surplus (Deficit) to be Financed	-18,791	-22,816	-22,868	-37,348	-51,629
Surplus (Deficit) Excluding Net Credit	-24,920	-25,518	-24,617	-38,739	-52,192
Adjustments needed to cash basis	636	-582	-1,099	203	683
Revenues Excluding Principle	300,288	321,919	335,959	338,818	346,498
Total tax revenue excl. VAT on Security imports	267,824	282,704	306,493	306,362	316,363
Income and Purchase tax	134,910	143,621	168,406	162,176	168,022
Customs and VAT excl. VAT on Defense imports	126,207	132,369	131,678	137,351	141,430
Fees	6,706	6,714	6,409	6,835	6,912
VAT on Defense imports	1,566	1,378	1,128	2,014	1,040
Interest and principal collections	1,073	868	837	777	388
Loans from the Social Security	16,400	23,189	21,700	23,500	22,750
Grants	8,856	10,607	0	0	0
Other Revenues	4,569	3,173	5,800	6,165	5,956
Expenditures excluding credit	325,844	346,855	359,477	377,759	399,372
Ministries excluding credit	276,544	298,026	310,087	327,942	347,996
Government administration	46,655	49,258	52,137	56,281	59,999
Social services	132,321	146,969	159,384	169,064	179,903
Economic services	23,709	25,685	29,675	32,556	35,662
Defense	70,240	72,952	64,899	67,701	69,709
Other	3,619	3,161	3,993	2,341	2,722
Interest and principal payments, National Insurance Institute(1)	49,300	48,829	49,390	49,817	51,377
Net Credit	6,129	2,702	1,749	1,391	563
Total Income	6,206	2,962	2,310	2,014	1,612
Total Expenditure	78	260	561	623	1,049
Total financing	22,534	24,400	15,345	36,132	46,033
Net Foreign Loans	-5,362	2,883	8,447	10,393	4,518
Foreign Borrowings	4,477	11,614	13,508	13,701	17,413
Foreign Loan Repayments	9,838	8,731	5,062	3,308	12,895
Net Domestic Loans	24,812	19,691	6,125	23,082	40,483
Domestic Borrowings	70,681	87,824	89,013	86,237	119,179
Domestic Loan Repayments	45,869	68,132	82,888	63,154	78,696
Net capital income	3,083	1,826	773	2,658	1,032
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	7,362	9,700	12,836	11,056	9,068
Deposits in foreign currency	13,124	12,425	12,151	16,591	12,352
Total	20,486	22,125	24,987	27,647	21,420

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)
Cash balances do not include social security reserves.

(3)
2015, 2016 2017, 2018 and 2019 data: restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In the budget and economic plan for 2015 – 2016, as well as in the biennial economic plan for fiscal years 2017 – 2018, the Government continued to focus on two objectives of socioeconomic policy, increasing economic growth and reducing inequality, with emphasis on the need to boost labor productivity and increase competition in key markets as a primary means to enhance growth. Additionally, there is emphasis on the need to address inequalities, especially those suffered by economically-disadvantaged groups. The main tools by which the Government aims to pursue these objectives are: (1) investing in real growth engines, primarily by enhancing public and private investment and improving productivity; (2) increasing competition and addressing the high cost of living, by opening markets to global trade and removing barriers; and (3) promoting equal opportunities for all populations, by minimizing social and financial gaps across different groups in the areas of education, health, labor and financial security. The Government views promoting inclusive growth as critical, not only to reduce inequalities and the cost of living, but also to enhance Israel’s longer term growth potential. This growth potential lies in increasing the economic integration of the disadvantaged populations in Israel.
In April 2017 the government introduced a plan in order to increase the take-home income of working families through tax benefits for working families in total annual cost of NIS 1.7 billion, subsidizing after-school programs at an annual cost of NIS 0.9 billion and expanding the “work grant program” which is provided to low-income working families in NIS 0.8 billion.
Taxation and Tax Revenues
In 2019, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 30.4% of GDP, compared to 30.9% in 2018, 32.5% in 2017 and 31.2% in 2016.
Israel maintains a progressive personal income tax system with, as of December 31, 2019, a top rate of 50%, supplemented (up to a ceiling) by a 19.6% health and social security tax (including employer contribution) and a 23% corporate tax rate. Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and cigarettes.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries that have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Mexico and the MERCOSUR countries, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.
Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, this policy was temporarily reversed to increase revenues: the corporate tax rate was increased to 25% in 2012 and to 26.5% in 2014. Budget improvements allowed for a decrease in the corporate tax rate to 24% in 2017 and to 23% in 2018. In 2012, the top personal income tax rate was increased to 48%, and in 2013 an additional 2% surtax was introduced on high income (earned and non-earned income) that exceeds NIS 800,000 per year. In 2017, the top personal income tax rate was decreased to 47%, but the additional surtax on high income was increased to 3% on total income above NIS 640,000 per year.
Israel does not have local taxes on the income of individuals or corporations, nor does it have excess-profits or alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.
Table No. 29
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	Actual 2015	Actual 2016	Actual 2017	Actual 2018	Actual 2019
Central Government	267.8	282.7	306.5	306.4	316.4
Social Security	59.6	63.5	66.8	69.0	74.4
Local Authorities and others	37.0	35.4	39.7	36.2	37.9
Total	364.4	381.6	413.1	411.6	428.7
Total (in % of GDP)	31.2	31.2	32.5	30.9	30.4

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 76 municipalities, 125 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services. Local authorities generally finance the provision of such services through local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2018, the total outstanding debt of the local authorities was approximately NIS 15 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2018 was approximately NIS 3.7 billion. Government transfers to local authorities in 2018 totaled approximately NIS 27.9 billion.
Social Security System
National Insurance Law.   Under Israel’s National Insurance Law, the National Insurance Institute of Israel, an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, worker’s compensation benefits, maternity support benefits and child support payments. In 2019, total expenditures by NIOI were NIS 93.5 billion, as compared with NIS 87.1 billion in 2018 (these expenditures include payments made to NIOI from non-contributory benefits). NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2019, the Government’s transfer payments to NIOI totaled NIS 36.9 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.2 billion. In 2018, the Government’s transfer payments to NIOI totaled NIS 34.2 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.5 billion. The estimated aggregate amount of

Government transfer payments to NIOI in the 2020 budget is NIS 48.8 billion, compared to an actual total Government transfer of NIS 46.6 billion in 2019.
Healthcare
Israel has an extremely advanced and efficient universal medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. Israel’s healthcare system receives very high ratings in health outcomes, including life expectancy and healthy life expectancy, infant mortality, public satisfaction polls, and for the scope of its preventative medicine. In 2012, the OECD published a thorough review of the quality of the Israeli healthcare system, highlighting the system’s high performance with regard to the quality and accessibility of healthcare services, management of chronic diseases and cost containment, while pointing out weaknesses in measurements of the quality of hospital services. In several other recent reviews and relevant indicators, the Israeli healthcare system received very high scores, especially in regards to primary care and community-based healthcare services.
Public healthcare expenditures in 2018 were NIS 64.5 billion and included government administration, hospitals and research, public clinics and preventative medicine expenditures, among other expenditures. National expenditures on health as a percentage of GDP have remained constant at 7.4% in 2018. In 2017 and 2018, public expenditures were approximately 4.9% of GDP. A healthcare tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds about 40% of the healthcare system, with the remainder funded by direct Government expenditure.
In 2015, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing costs while improving availability. Furthermore, the regulations prohibit physicians working in the public sector from referring patients from the public sector to their private clinics. The Government also allocated substantial additional funding to the public healthcare systems to improve quality and service.
In 2017, the Government enacted legislation to improve economic relations between insurers (healthcare maintenance organizations or “HMOs”) and hospitals. The purchasing of hospital services, which this legislation regulates, accounts for 30% of the public expenditure on healthcare. The legislation intends to create better incentives so that suitable services will be diverted from hospitals and developed and provided in community care, such as non-acute urgent medicine services. Furthermore, the legislation incentivizes hospitals and insurers to shorten waiting times for surgeries.
In January 2018, the Government decided to fund and provide dental care for older people as part of the national healthcare services, and as part of a broader plan designed to strengthen medical and social services to older people and increase healthy life expectancy, as well as decrease the share of private health expenditures in total expenditures on health.
In addition, the Government implemented mandatory reporting of all private health service providers’ prices and profits to obtain better data for possible future regulation related to private suppliers and providers. After two years, the Government will examine this data and will consider whether to implement price-setting mechanisms or other steps to reduce costs and improve efficiency.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.
As of December 2019, Government obligations under the recovery plan stood at NIS 119 billion. In 2019, the Government transferred NIS 4.7 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.
As of December 31, 2019, long-term investments totaled NIS 1,867 billion, of which NIS 439 billion was invested in new pension funds, NIS 442 billion was invested in old pension funds, NIS 494 billion was invested in life insurance policies and NIS 492 billion was invested in provident funds.

PUBLIC DEBT
General
Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The public debt as of December 31, 2019 was NIS 844.3 billion, of which NIS 823.2 billion was central government debt. The definition of net public debt was revised in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel’s short-term bills are no longer included in net public debt statistics.
The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the state. In 2019, the public debt-to-GDP ratio decreased by 1.0%, ending the year at 59.9%.
Table No. 30
Government & Public Debt
(In Billions of NIS at End of Year Prices)
	2015	2016	2017	2018	2019
Central Government	726.7	740.8	747.1	788.3	823.2
(As percent of GDP)	(62.4)%	(60.5)%	(58.8)%	(59.2)%	(58.4)%
Other Public Agencies(1)	16.9	20.4	21.9	21.7	21.1
(As percent of GDP)	(1.4)%	(1.7)%	(1.7)%	(1.6)%	(1.5)%
Total	743.6	761.2	769.1	810.0	844.3
(As percent of GDP)	(63.8)%	(62.1)%	(60.5)%	(60.9)%	(59.9)%

(1)
Including the debt of the local authorities, except the local authorities’ debt to the central Government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
Central government debt increased in 2019 by 4.4% to NIS 823.2 billion, compared to NIS 788.3 billion in 2018. The majority of the nominal increase stems from a net funding of NIS 46 billion, offset by a significant appreciating of the shekel against the US dollar and the euro and a continuous decline in accrued interest on outstanding government debt.

As indicated in the table below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.
Table No. 31
Central Government Debt
(In Billions of NIS)
Segment	Description	2015	2016	2017	2018	2019
Tradable Local Currency Debt	Floating Rate	43.8	43.8	34.6	38.6	44.1
	Fixed Rate	219.5	219.4	221.7	228.1	237.9
	CPI-Linked	175.7	180.7	176.2	177.1	176.6
	Total	439.0	443.9	432.5	443.7	458.7
Non-Tradable Local Currency Debt(1)	Pension	133.1	141.8	157.5	171.3	192.7
	Insurance	48.8	50.3	51.5	52.1	54.5
	Other	7.9	7.9	7.5	7.5	7.6
	Total	189.9	199.9	216.6	230.9	254.7
Foreign Currency Debt	Israel Bonds	17.6	18.1	17.3	19.1	17.8
	Sovereign bonds	38.3	39.9	47.2	60.1	62.0
	Other (including loan facilities)	3.3	2.8	2.4	2.3	1.8
	Bonds guaranteed by the USA	38.6	36.1	31.2	32.3	28.1
	Total	97.8	97.0	98.1	113.7	109.8
Total Government Debt		726.7	740.8	747.1	788.3	823.2

(1)
All non-tradable local currency debt is CPI-linked.

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 8.2 years at the end of 2019, compared to 7.9 years at the end of 2018.
Table No. 32
Maturity of Debt — Average Time to Maturity
(In Years)
	2015	2016	2017	2018	2019
Domestic Debt	7.3	7.5	7.9	8.0	8.1
Foreign Debt	6.9	7.2	7.2	7.2	8.9
Total Debt	7.3	7.5	7.8	7.9	8.2
Source:   Ministry of Finance.
In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2019, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 39%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 30 at the end of 2019 and the average series size increased, from NIS 0.7 billion to NIS 14 billion over the same period.

Table No. 33
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2015	2016	2017	2018	2019
Total Issuances
Tradable	47	64	59	61	87
Non-Tradable	24	24	30	26	32
Total	71	88	89	87	119
Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2019, domestic government debt stood at NIS 713.4 billion, out of which NIS 458.7 billion was tradable debt, compared to NIS 254.7 billion in non-tradable debt. This reflects a 5.7% increase in total domestic government debt compared to 2018.
External Government Debt
As of December 31, 2019, the Government’s external debt stood at NIS 109.8 billion (approximately $31.8 billion).
Table No. 34
Composition of External Government Debt
(In Billions of USD)
	2015	2016	2017	2018	2019
U.S. Loan Guarantees	9.9	9.4	9.0	8.6	8.1
Sovereign Issuances	9.8	10.4	13.6	16.0	17.9
Israel Bonds Organization	4.5	4.7	5.0	5.2	5.2
Other	0.8	0.7	0.7	0.6	0.5
Total External Debt	25.1	25.2	28.3	30.4	31.8
Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless, Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (DCI), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (CISL). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2019, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $5.2 billion, representing approximately 16% of Israel’s governmental external debt. In 2019, the total funds raised through Israel Bonds amounted to $1.35 billion, a 7.1% increase from the $1.26 billion raised in 2018.

Table No. 35
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2015	2016	2017	2018	2019
Funds raised	1.20	1.31	1.27	1.26	1.35

Source:   Ministry of Finance.
Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.
In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006, 2012, 2015, and 2019 the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2023 with all unused guarantee amounts available for use until September 30, 2024. Between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.
During 2019, the Government borrowed a total of approximately $4.9 billion in foreign currency debt, through global bond offerings, private placements and Israel Bonds. In the first quarter of 2020, the Government raised $733 million in bond sales through Israel Bonds. From January until April 2020, the Government raised approximately $14.9 billion through USD and EUR bond offerings.
Derivatives and Hedging Transactions
Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2019, the total debt denominated in foreign currency amounted to NIS 109.8 billion, which comprised 13.3% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2019, 66% of foreign currency debt was USD-denominated, 32% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2019, the composition of Israel’s hedged debt portfolio was as follows: 55% USD, 26% Euro, 18% NIS and 2% in other currencies.
Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2019, Israel’s stock of swap transactions amounted to $6.6 billion, of which EUR-NIS transactions amounted to $2.04 billion. USD-NIS transactions amounted to $4.34 billion, JPY-EUR transactions amounted to $139 million and USD-CPI-linked NIS transactions amounted to $50 million. As of December 31, 2019, the mark-to-market value of all transactions stood at $356 million in favor of the counterparties.
Table No. 36
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2019)
MM $	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	4,704	423	22	15	—	5,163
Loans from foreign governments and other loans	247	—	278	—	—	525
Tradable bonds guaranteed by the U.S. Government	8,137	—	—	—	—	8,137
Sovereign bonds – unguaranteed	7,926	—	9,746	134	138	17,944
Total	21,014	423	10,045	149	138	31,770

Source:   Ministry of Finance.
Net Public Debt
Net public debt as of December 31, 2019 was NIS 805.4 billion (57.2% of GDP), comprising NIS 695.9 billion in local currency debt and NIS 109.4 billion in foreign currency debt. In 2018, the net public debt stood at NIS 763.5 billion (57.4% of GDP). In 2019 the ratio of net public debt-to-GDP decreased by 0.2%, which was primarily attributable to the 5.9% nominal GDP growth rate in 2019, the highest since 2013.
Table No. 37
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2015	2016	2017	2018	2019
Local Currency(2)	602.0	619.0	624.7	649.8	695.9
Foreign Currency(3)	97.8	97.0	98.1	113.7	109.4
Total	699.8	715.9	722.8	763.5	805.4

(1)
Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.

(2)
In 2019, domestic net public debt increased in real terms (at end-of-year 2018 constant prices) by 6.5%, to NIS 691.8 billion.

(3)
Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source:   Bank of Israel.

Table No. 38
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2015	2016	2017	2018	2019
Local Currency	51.7%	50.5%	49.1%	48.8%	49.4%
Foreign Currency(1)	8.4%	7.9%	7.7%	8.5%	7.8%
Total	60.1%	58.4%	56.8%	57.4%	57.2%

(1)
Foreign currency public debt is defined as the Government’s foreign-currency denominated liabilities.

Source:    Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. As of December 31, 2019, the domestic net public debt was NIS 695.9 billion, as compared with NIS 649.8 billion as of December 31, 2018. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt has increased to approximately 33%, mainly due to the increase of pension fund-designated bond issuances (see “Public Finance – Pension Funds,” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 39
Net External Debt
(in Billions of USD)
	2015	2016	2017	2018	2019
Net External Debt	-122.2	-134.1	-164.2	-156.4	-170.0
As percent of GDP	-40.7%	-42.0%	-46.5%	-42.3%	-43.0%
Source:   Bank of Israel; Central Bureau of Statistics.
The Government is the principal borrower of external public debt. In 2019, the public sector’s share of gross external debt amounted to 37.8%, compared to 38.7% in 2018, 35.4% in 2017, 31.8% in 2016 and 32.4% in 2015. The share of the public sector gross external debt as a percentage of the total government debt was 17.1% in 2019, compared to 16% in 2018, 16% in 2017, 14.4% in 2016 and 14.9% in 2015 (in each case, at year-end).
Total public sector external debt in 2019 amounted to $39.4 billion, compared to $36.5 billion in 2018, $31.9 billion in 2017, $27.7 billion in 2016, and $27.8 billion in 2015. The total public sector external assets in

2019 amounted to $128.8 billion, compared to $118.0 billion in 2018, $115.7 billion in 2017, $101.4 billion in 2016, and $93.2 billion in 2015.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.
Table No. 40
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2015	2016	2017	2018	2019
Public sector external debt(1)
Foreign governments and international institutions	1,803	1,656	1,679	1,580	1,462
Negotiable bonds guaranteed by the U.S. government	10,181	9,686	9,324	8,856	8,422
Negotiable bonds – unguaranteed	11,198	11,643	15,882	20,815	24,123
State of Israel bonds	4,512	4,587	4,909	5,104	5,163
Other	134	121	127	184	186
Total	27,828	27,692	31,921	36,539	39,356
Total public sector external assets	93,251	101,415	115,691	118,023	128,816
Net public sector external debt	-65,423	-73,723	-83,770	-81,484	-89,460
as percent of GDP	-21.8%	-23.1%	-23.7%	-22.0%	-22.6%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 41
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2020	2021	2022	2023	2024	2025 onwards
Public sector . . .	7,376	2,443	2,465	3,851	4,123	15,517
Foreign governments and international institutions	30	25	26	17	12	1,349
Negotiable bonds guaranteed by the U.S. government	180	158	129	2,017	1,840	573
Negotiable bonds – unguaranteed	5,724	756	1,574	1,239	1,697	13,133
State of Israel bonds .	1,428	1,490	722	564	560	347
Other	14	14	14	14	14	115
Private sector	4,230	5,245	6,091	6,899	4,577	3,493
Financial loans .	1,791	2,388	2,985	2,985	1,791
Bonds	634	451	97	906	981	3,493
Equity-holders’ loans .	1,805	2,407	3,008	3,008	1,805
Total direct credit external liabilities (Debt Instruments)	11,606	7,688	8,556	10,750	8,700	19,009

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. The data do not include accrued interest.
Source:   Ministry of Finance and Bank of Israel.

Table No. 42
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2020	2021	2022	2023	2024	2025 onwards
Public sector . . .	1,457	1,384	1,339	1,253	939	4,594
Foreign governments and international institutions	8	7	6	6	5	88
Negotiable bonds guaranteed by the U.S. government . . .	908	938	946	911	634	936
Negotiable bonds – unguaranteed	372	313	293	262	251	3,323
State of Israel bonds .	154	112	81	61	36	53
Other	15	14	13	13	13	194
Private sector . . .	824	699	576	438	265	1,279
Financial loans .	318	270	207	127	48
Bonds	276	233	219	219	182	1,279
Equity-holders’ loans .	230	196	150	92	35
Total direct credit external liabilities (Debt Instruments) .	2,281	2,083	1,915	1,691	1,204	5,873

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data.
Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three categories:
(i)
Guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises;

(ii)
Special guarantees to support Government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and

(iii)
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A , the Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies.

The guarantees and the associated fees and other receipts are included in the national accounts. As of December 31, 2019, approximately $2.9 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third-parties’ indebtedness by category.

Table No. 43
State Guarantees
(In Millions of NIS)
	As of December 31, 2018		As of December 31, 2019
Category	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	9,503	12,099	8,276
Housing	(ii)	1,002	1,179	812
Small- and Medium-Sized Business Funds	(i)	952	1,370	778
Israel Electric Corporation Ltd	(ii)	362	282	282
Energy Efficiency Fund	(i)	—	190	—
Total	—	11,819	15,120	10,149

(1)
Refers to groupings (i), (ii) and (iii) described in the first paragraph under “State Guarantees,” above.

Source:   Ministry of Finance.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2019 (In Millions)(1)
2.0	Jan. 1991	Dec. 2020	EUR	3.5
2.0	Dec. 1991	Dec. 2021	EUR	7.1
2.0	Dec. 1992	Dec. 2022	EUR	10.7
2.0	Dec. 1993	Dec. 2023	EUR	18.4
2.0	Dec. 1994	Dec. 2024	EUR	12.7
2.0	Jun. 1995	Jun. 2025	EUR	19.6
2.0	Dec. 1996	Dec. 2026	EUR	16.1
2.0	Jan. 1998	Dec. 2027	EUR	10.2
2.0	Sep. 2000	Dec. 2030	EUR	2.4
2.0	Dec. 2001	Dec. 2030	EUR	5.5
2.0	Dec. 2003	Dec. 2030	EUR	0.6
2.0	Dec. 2004	Dec. 2030	EUR	1.1
2.0	Aug. 2005	Dec. 2030	EUR	1.1
2.0	Dec. 2006	Dec. 2030	EUR	1.8
2.0	Dec. 2007	Dec. 2030	EUR	1.1

(1)
Data excludes accrued interest on debt outstanding.

Source:    Ministry of Finance.

Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2019 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	88.1
3.571	Jan. 2012	Jan. 2032	EUR	46.0

(1)
Data excludes accrued interest on debt outstanding.

Source:    Ministry of Finance.
International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2019 (In Millions)(1)(2)
7.25	Dec.1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
4.625	Mar. 2010	Mar. 2020	EUR	1,500
4.00	Jan. 2012	Jun. 2022	USD	1,500
3.15	Jan. 2013	Jun. 2023	USD	1,000
4.5	Jan. 2013	Jan. 2043	USD	1,000
2.875	Jan. 2014	Jan. 2024	EUR	1,500
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500
2.375	Jan. 2017	Jan. 2037	EUR	750
3.25	Jan. 2018	Jan. 2028	USD	1,000
4.125	Jan. 2018	Jan. 2048	USD	1,000
0.05	Jul. 2018	Jul. 2021	EUR	250
LIBORUSD03+ 0.26	Nov. 2018	Nov. 2020	USD	400
1.5	Jan. 2019	Jan. 2029	EUR	1,250
2.5	Jan. 2019	Jan. 2049	EUR	1,250
2.0	Jul. 2019	Jul. 2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000

(1)
Data excludes accrued interest on debt outstanding.

(2)
From January to April 2020, the Government raised approximately $14.9 billion through USD and EUR bond offerings.

Source:    Ministry of Finance

STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2019
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
DEVELOPMENT ISSUES
DEV-7TH AMENDED	4.00	JAN 2005 – FEB 2006	JAN 2020 – FEB 2021	USD	5.79
DEV-7TH AMENDED	4.00	JAN 2005 – FEB 2006	JAN 2020 – FEB 2021	USD	7.71
DEV INT’L-7TH AMENDED	4.00	JAN 2005 – FEB 2006	JAN 2020 – FEB 2021	USD	10.56
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 6TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 A	JAN 2015 – JUN 2015	JAN 2020 – JUN 2020	USD	62.50
LFRI INSTITUTIONAL PP 7TH ISSUE 5 YEARS	LIBORUSD06 – 1.10 A	APR 2016 – MAY 2016	APR 2021 – MAY 2021	USD	8.60
LFRI INSTITUTIONAL PP 8TH ISSUE 3 YEARS	LIBORUSD06 – 0.45 – 0.80 A	JAN 2017 – MAR 2018	JAN 2020 – MAR 2021	USD	62.00
LFRI INSTITUTIONAL PP 8TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.10 A	JAN 2017 – MAR 2018	JAN 2022 – MAR 2023	USD	31.00
LFRI INSTITUTIONAL PP 9TH ISSUE 2 YEARS	LIBORUSD06 – 0.25 – 0.45 A	FEB 2019 – NOV 2019	FEB 2021 – NOV 2021	USD	1.55
LFRI INSTITUTIONAL PP 9TH ISSUE 3 YEARS	LIBORUSD06 – 0.55 A	JUN 2018 – JUN 2018	JUN 2021 – JUN 2021	USD	1.55
LFRI INSTITUTIONAL PP 9TH ISSUE 5 YEARS	LIBORUSD06 – 0.85 – 0.95 A	MAY 2018 – SEP 2018	MAY 2023 – SEP 2023	USD	6.00
INSTITUTIONAL JUBILEE PP 6TH ISSUE 5 YEARS.	2.65 – 3.01	JAN 2015 – JUN 2015	JAN 2020 – JUN 2020	USD	100.40
INSTITUTIONAL JUBILEE PP 7TH ISSUE 3 YEARS.	2.42 – 3.28	JAN 2017 – APR 2018	JAN 2020 – APR 2021	USD	176.40
INSTITUTIONAL JUBILEE PP 7TH ISSUE 5 YEARS.	2.57 – 3.71	OCT 2015 – MAR 2018	OCT 2020 – MAR 2023	USD	170.00
INSTITUTIONAL JUBILEE PP 8TH ISSUE 3 YEARS.	2.55 – 3.71	JUN 2018 – AUG 2019	JUN 2021 – AUG 2022	USD	58.10
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	2.83 – 3.72	JAN 2019 – AUG 2019	JAN 2024 – AUG 2024	USD	58.60
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 4TH INTERN’L D	2.37 – 2.52	JAN 2017 – JUL 2017	JAN 2020 – JUL 2020	USD	0.57
REINVESTMENT SAVINGS BOND 5TH INTERN’L D	2.47 – 3.57	DEC 2017 – AUG 2018	DEC 2020 – AUG 2021	USD	0.30
REINVESTMENT SAVINGS BOND 6TH INTERN’L D	2.41 – 3.54	OCT 2018 – AUG 2019	OCT 2021 – AUG 2022	USD	0.35
REINVESTMENT SAVINGS BOND 7TH INTERN’L D	. 2.11 – 2.47	AUG 2019 – DEC 2019	AUG 2022 – DEC 2022	USD	0.15
JUBILEE
JUBILEE 6TH ISSUE 10 Y CASH	2.85 – 3.80	AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	USD	28.07
JUBILEE 7TH ISSUE 10 Y CASH	3.14 – 4.50	JAN 2011 – JUN 2013	JAN 2021 – JUN 2023	USD	338.62
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	256.87
JUBILEE 9TH ISSUE 5 Y CASH	2.29 – 2.79	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	USD	88.31
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	144.68
JUBILEE 10TH ISSUE 2 Y CASH	2.18 – 2.87	JAN 2018 – APR 2018	JAN 2020 – APR 2020	USD	181.62
JUBILEE 10TH ISSUE 3 Y CASH	2.17 – 3.13	JAN 2017 – APR 2018	JAN 2020 – APR 2021	USD	157.66
JUBILEE 10TH ISSUE 5 Y CASH	2.25 – 3.60	SEP 2015 – APR 2018	SEP 2020 – APR 2023	USD	353.90
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	216.40
JUBILEE 11TH ISSUE 2 Y CASH	1.87 – 3.27	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	USD	597.69
JUBILEE 11TH ISSUE 3 Y CASH	1.92 – 3.56	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	USD	219.01
JUBILEE 11TH ISSUE 5 Y CASH	2.12 – 3.95	MAY 2018 – DEC 2019	MAY 2023 – DEC 2024	USD	216.67
JUBILEE 11TH ISSUE 10 Y CASH	2.73 – 4.46	MAY 2018 – DEC 2019	MAY 2028 – DEC 2029	USD	53.83

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 11TH ISSUE 15 Y CASH	2.98 – 4.71	MAY 2018 – DEC 2019	MAY 2033 – DEC 2034	USD	21.7
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51	JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.70
JUBILEE 2ND INTERNATIONAL ISSUE 1 0 YEARS	3.81 – 4.50	JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.60
JUBILEE 3RD INTERNATIONAL ISSUE 5 YEARS	2.52 – 2.79	JAN 2015 – OCT 2015	JAN 2020 – OCT 2020	USD	3.70
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40
JUBILEE 4TH INTERNATIONAL ISSUE 5 YEARS	2.25 – 2.86	DEC 2015 – OCT 2016	DEC 2020 – OCT 2021	US	D2.76
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 3 YEARS	2.23 – 2.46	JAN 2017 – OCT 2017	JAN 2020 – OCT 2020	USD	1.10
JUBILEE 5TH INTERNATIONAL ISSUE 5 YEARS	2.45 – 3.20	NOV 2016 – AUG 2017	NOV 2021 – AUG 2022	USD	4.41
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.34
JUBILEE 6TH INTERNATIONAL ISSUE 2 YEARS	2.18 – 3.27	JAN 2018 – SEP 2018	JAN 2020 – SEP 2020	USD	4.78
JUBILEE 6TH INTERNATIONAL ISSUE 3 YEARS	2.55 – 3.56	DEC 2017 – SEP 2018	DEC 2020 – SEP 2021	USD	0.86
JUBILEE 6TH INTERNATIONAL ISSUE 5 YEARS	2.96 – 3.94	NOV 2017 – AUG 2018	NOV 2022 – AUG 2023	USD	0.48
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.58
JUBILEE 7TH INTERNATIONAL ISSUE 2 YEARS	2.27 – 3.20	OCT 2018 – DEC 2019	OCT 2020 – DEC 2021	USD	1.82
JUBILEE 7TH INTERNATIONAL ISSUE 3 YEARS	2.47 – 3.44	NOV 2018 – JUL 2019	NOV 2021 – JUL 2022	USD	0.72
JUBILEE 7TH INTERNATIONAL ISSUE 5 YEARS	2.65 – 3.95	OCT 2018 – JUL 2019	OCT 2023 – JUL 2024	USD	1.02
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – OCT 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 2 YEAR	2.01 – 2.08	OCT 2019 – DEC 2019	OCT 2021 – DEC 2021	USD	1.39
JUBILEE 8TH INTERNATIONAL ISSUE 3 YEARS	2.14 – 2.15	NOV 2019 – DEC 2019	NOV 2022 – DEC 2022	USD	0.1
JUBILEE 8TH INTERNATIONAL ISSUE 5 YEARS	2.30 – 2.50	SEP 2019 – DEC 2019	SEP 2024 – DEC 2024	USD	0.43
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.84 – 3.20	SEP 2019 – DEC 2019	SEP 2029 – DEC 2029	USD	1.38
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.98 – 3.44	SEP 2019 – DEC 2019	SEP 2034 – DEC 2034	USD	0.23
MACCABEE BONDS 7TH ISSUE 10 YEARS	3.20 – 3.51	AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.48
MACCABEE BONDS 8TH ISSUE 10 YEARS	3.67 – 4.30	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.40
MACCABEE BONDS 9TH ISSUE 5 YEARS	2.14 – 2.64	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	USD	16.52
MACCABEE BONDS 9TH ISSUE 10 YEARS	2.97 – 3.80	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.73
MACCABEE BONDS 10TH ISSUE 2 YEARS	2.03 – 2.72	JAN 2018 – APR 2018	JAN 2020 – APR 2020	USD	3.72
MACCABEE BONDS 10TH ISSUE 3 YEARS	2.02 – 2.98	JAN 2017 – APR 2018	JAN 2020 – APR 2021	USD	6.36
MACCABEE BONDS 10TH ISSUE 5 YEARS	2.10 – 3.44	SEP 2015 – APR 2018	SEP 2020 – APR 2023	USD	39.06
MACCABEE BONDS 10TH ISSUE 10 YEARS	2.95 – 4.11	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	26.01

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MACCABEE BONDS 11TH ISSUE 2 YEARS	1.72 – 3.12	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	USD	17.00
MACCABEE BONDS 11TH ISSUE 3 YEARS	1.77 – 3.41	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	USD	8.03
MACCABEE BONDS 11TH ISSUE 5 YEARS	1.97 – 3.80	MAY 2018 – DEC 2019	MAY 2023 – DEC 2024	USD	30.98
MACCABEE BONDS 11TH ISSUE 10 YEARS	2.58 – 4.31	MAY 2018 – DEC 2019	MAY 2028 – DEC 2029	USD	5.69
MACCABEE BONDS 11TH ISSUE 15 YEARS	2.83 – 4.56	MAY 2018 – DEC 2019	MAY 2033 – DEC 2034	USD	1.83
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 10Y	3.61 – 4.16	FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 5Y	2.14 – 2.64	JAN 2015 – OCT 2015	JAN 2020 – OCT 2020	USD	0.29
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10Y	3.30 – 3.78	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 5Y	2.11 – 2.71	NOV 2015 – JUL 2016	NOV 2020 – JUL 2021	USD	0.09
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.15
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 3Y	2.10	MAR 2017 – AUG 2017	MAR 2020 – AUG 2020	USD	0.03
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 5Y	2.77 – 2.90	FEB 2017 – JUL 2017	FEB 2022 – JUL 2022	USD	0.06
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.11
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 2Y	2.76 – 3.12	MAY 2018 – AUG 2018	NOV 2020 – AUG 2020	USD	0.02
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 3Y	2.98 – 3.41	APR 2018 – AUG 2018	APR 2021 – AUG 2021	USD	0.04
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 5Y	2.88 – 3.70	OCT 2017 – AUG 2018	OCT 2022 – AUG 2023	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 2Y	2.81 – 3.12	OCT 2018 – AUG 2019	OCT 2020 – AUG 2021	USD	0.15
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 3Y	2.76 – 3.00	DEC 2018 – APR 2019	DEC 2021 – APR 2022	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 5Y	2.53 – 3.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 2Y	1.78	DEC 2019 – DEC 2019	DEC 2021 – DEC 2021	USD	0.01
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 3Y	1.88 – 2.00	DEC 2019 – DEC 2019	DEC 2022 – DEC 2022	USD	0.04
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 5Y	2.20 – 2.26	OCT 2019 – NOV 2019	OCT 2024 – NOV 2024	USD	0.03
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.94 – 3.22	AUG 2019 – DEC 2019	AUG 2029 – DEC 2029	USD	0.03
LIBOR FLOATING RATE ISSUE BONDS
LFRI 15TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.90 A	JAN 2018 – APR 2018	JAN 2020 – APR 2020	USD	19.08
LFRI 16TH ISSUE 2 Y FINANCING	LIBORUSD06 – 0.50 – 0.90 A	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	USD	136.58
LFRI 3RD INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.80 A	FEB 2015 – JUN 2015	FEB 2020 – JUN 2020	USD	31.42
LFRI 4TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90 – 1.10 A	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	40.03

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
LFRI 5TH INTERNATIONAL ISSUE 3 YEARS CASH	LIBORUSD06 – 0.45 A	MAY 2017 – JUN 2017	MAY 2020 – JUN 2020	USD	1.50
LFRI 5TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90 – 1.00 A	OCT 2016 – JUL 2017	OCT 2021 – JUL 2022	USD	30.73
LFRI 6TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.25 A	MAY 2018 – MAY 2018	MAY 2020 – MAY 2020	USD	0.01
LFRI 6TH INTERNATIONAL ISSUE 3 YEARS CASH	LIBORUSD06 – 0.30 – 0.45 A	FEB 2018 – SEP 2018	FEB 2021 – SEP 2021	USD	0.51
LFRI 6TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.80 A	APR 2018 – JUL 2018	APR 2023 – JUL 2023	USD	1.01
LFRI 7TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.10 – 0.30 A	FEB 2019 – JUL 2019	FEB 2021 – JUL 2021	USD	0.71
LFRI 7TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.40 A	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	USD	35.07
LFRI 8TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.25 – 0.30 A	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	USD	25.4
LFRI 13TH ISSUE 5 Y CASH	LIBORUSD06 – 0.70 – 0.80 A	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	USD	3.88
LFRI 14TH ISSUE 5 Y CASH	LIBORUSD06 – 0.80 – 1.10 A	SEP 2015 – OCT 2016	SEP 2020 – OCT 2021	USD	25.43
LFRI 15TH ISSUE 2 Y CASH	LIBORUSD06 – 0.10 – 0.35 A	JAN 2018 – APR 2018	JAN 2020 – APR 2020	USD	24.14
LFRI-15TH ISSUE 3 Y CASH	LIBORUSD06 – 0.20 – 0.50 A	JAN 2017 – APR 2018	JAN 2020 – APR 2021	USD	41.44
LFRI-15TH ISSUE 5 Y CASH	LIBORUSD06 – 0.60 – 1.00 A	OCT 2016 – APR 2018	OCT 2021 – APR 2023	USD	41.95
LFRI-16TH ISSUE 2 Y CASH	LIBORUSD06 – 0.00 – 0.30 A	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	USD	117.66
LFRI-16TH ISSUE 3 Y CASH	LIBORUSD06 – 0.00 – 0.45 A	MAY 2018 – JAN 2019	MAY 2021 – JAN 2022	USD	5.4
LFRI-16TH ISSUE 5 Y CASH	LIBORUSD06 – 0.40 – 0.80 A	MAY 2018 – JAN 2019	MAY 2023 – JAN 2024	USD	10.49
FLOATING LIBOR FINANCING 5TH INTERN’L DOLL’	LIBORUSD06 – 0.90 A	FEB 2018 – JUN 2018	FEB 2020 – JUN 2020	USD	0.89
FLOATING LIBOR FINANCING 6TH INTERN’L DOLL’	LIBORUSD06 – 0.70 A	JAN 2019 – JAN 2019	JAN 2021 – JAN 2021	USD	0.01
SAVINGS BOND
MAZEL TOV 6TH ISSUE 5 YEARS	2.18 – 2.97	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	USD	14.41
MAZEL TOV 7TH ISSUE 5 YEARS	2.45 – 4.04	OCT 2015 – MAY 2018	OCT 2020 – MAY 2023	USD	82.04
MAZEL TOV 8TH ISSUE 5 YEARS	2.78 – 4.38	JUN 2018 – DEC 2019	JUN 2023 – DEC 2024	USD	39.32
MAZAL TOV SAVINGS BOND 3RD INTERNATIONAL 5Y	2.18 – 2.97	JAN 2015 – OCT 2015	JAN 2020 – OCT 2020	USD	0.08
MAZAL TOV SAVINGS BOND 4TH INTERNATIONAL 5Y.	2.45 – 3.21	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	USD	0.25
MAZAL TOV SAVINGS BOND 5TH INTERNATIONAL 5Y.	2.80 – 3.47	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	USD	0.41
MAZAL TOV SAVINGS BOND 6TH INTERNATIONAL 5Y.	3.33 – 4.23	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	USD	0.33
MAZAL TOV SAVINGS BOND 7TH INTERNATIONAL 5Y.	3.22 – 4.38	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.35
SABRA SAVING 7TH ISSUE 3 YEARS	2.28 – 3.12	JAN 2017 – APR 2018	JAN 2020 – APR 2021	USD	66.45
SABRA SAVING 8TH ISSUE 1 YEAR	2.72 – 2.90	JAN 2019 – APR 2019	JAN 2020 – APR 2020	USD	42.57
SABRA SAVING 8TH ISSUE 3 YEARS	1.96 – 3.57	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	USD	66.15
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 3Y	2.28 – 2.52	JAN 2017 – SEP 2017	JAN 2020 – SEP 2020	USD	7.18
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 5Y	2.90 – 3.02	AUG 2017 – OCT 2017	AUG 2022 – OCT 2022	USD	0.58
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 2Y	2.40 – 3.23	JAN 2018 – AUG 2018	JAN 2020 – AUG 2020	USD	1.15
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 5Y	2.98 – 3.98	OCT 2017 – SEP 2018	OCT 2022 – SEP 2023	USD	10.43

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 3Y	2.46 – 3.57	OCT 2017 – SEP 2018	OCT 2020 – SEP 2021	USD	1.91
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 1Y	2.14 – 2.90	JAN 2019 – AUG 2019	JAN 2020 – AUG 2020	USD	2.64
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 2Y	2.35 – 3.28	OCT 2018 – AUG 2019	OCT 2020 – DEC 2021	USD	3.28
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 3Y	2.41 – 3.54	OCT 2018 – JUL 2019	OCT 2021 – JUL 2022	USD	4.24
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 5Y	2.73 – 3.98	OCT 2018 – AUG 2019	OCT 2023 – DEC 2024	USD	4.79
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 1Y	1.78 – 2.20	AUG 2019 – DEC 2019	AUG 2020 – DEC 2020	USD	1.89
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 2Y	1.94 – 2.41	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	USD	2.45
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 5Y	2.18 – 2.74	AUG 2019 – DEC 2019	AUG 2024 – DEC 2024	USD	2.79
EMITZVAH SAVING 6TH ISSUE 5 YEARS	2.18 – 2.97	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	USD	0.19
EMITZVAH SAVING 7TH ISSUE 5 YEARS	2.45 – 4.04	OCT 2015 – MAY 2018	OCT 2020 – MAY 2023	USD	0.68
EMITZVAH SAVING 8TH ISSUE 5 YEARS	2.78 – 4.43	JUN 2018 – DEC 2019	JUN 2023 – DEC 2024	USD	0.47
STERLING BONDS
MAZAL TOV SAVINGS BONDS 5TH STERLING SERIES	2.26 – 3.19	JAN 2015 – OCT 2015	JAN 2020 – OCT 2020	GBP	0.09
MAZAL TOV SAVINGS BONDS 6TH STERLING SERIES	1.74 – 2.94	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	GBP	0.14
MAZAL TOV SAVINGS BONDS 7TH STERLING SERIES	1.72 – 2.25	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	GBP	0.11
MAZAL TOV SAVINGS BONDS 8TH STERLING SERIES	2.33 – 2.75	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	GBP	0.11
MAZAL TOV SAVINGS BONDS 9TH STERLING SERIES	2.26 – 2.80	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	GBP	0.07
MAZAL TOV SAVINGS BONDS 10TH STERLING SERIES	1.91 – 2.08	SEP 2019 – DEC 2019	SEP 2024 – DEC 2024	GBP	0.04
SAVINGS BONDS 8TH STERLING SERIES 2 YEARS	1.77 – 2.13	JAN 2018 – AUG 2018	JAN 2020 – AUG 2020	GBP	0.18
SAVINGS BONDS 8TH STERLING SERIES 3 YEARS	1.86 – 2.27	NOV 2017 – APR 2018	NOV 2020 – APR 2021	GBP	0.01
SAVINGS BONDS 8TH STERLING SERIES 5 YEARS	2.18 – 2.46	FEB 2018 – SEP 2018	FEB 2023 – SEP 2023	GBP	0.08
SAVINGS BONDS 9TH STERLING SERIES 1 YEAR	1.65 – 1.78	FEB 2019 – AUG 2019	FEB 2020 – AUG 2020	GBP	1.59
SAVINGS BONDS 9TH STERLING SERIES 2 YEARS	1.88 – 2.05	OCT 2018 – MAR 2019	OCT 2020 – MAR 2021	GBP	0.09
SAVINGS BONDS 9TH STERLING SERIES 3 YEARS	1.91	JUN 2019 – JUN 2019	JUN 2022 – JUN 2022	GBP	0.01
SAVINGS BONDS 9TH STERLING SERIES 5 YEARS	2.07 – 2.41	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	GBP	0.13
SAVINGS BONDS 10TH STERLING SERIES 1 YEAR	1.55 – 1.70	AUG 2019 – DEC 2019	AUG 2020 – DEC 2020	GBP	0.89
SAVINGS BONDS 10TH STERLING SERIES 2 YEARS	1.60	OCT 2019 – OCT 2019	OCT 2021 – OCT 2021	GBP	0.03
SAVINGS BONDS 10TH STERLING SERIES 3 YEARS	1.51	OCT 2019 – OCT 2019	OCT 2022 – OCT 2022	GBP	0.01
JUBILEE BONDS 8TH STERLING SERIES 2 YEARS	2.01 – 2.50	OCT 2017 – SEP 2018	OCT 2019 – SEP 2020	GBP	2.93

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE BONDS 9TH STERLING SERIES 2 YEARS	2.11 – 2.31	OCT 2018 – DEC 2018	OCT 2020 – DEC 2020	GBP	3.67
JUBILEE BONDS 10TH STERLING SERIES 2 YEARS	1.74 – 1.95	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	GBP	1.52
EURO BONDS
SAVINGS BONDS 11TH EURO SERIES 3 YEARS	0.61 – 0.96	FEB 2017 – AUG 2017	NOV 2020 – AUG 2020	EUR	0.19
SAVINGS BONDS 11TH EURO SERIES 5 YEARS	1.15	SEP 2017 – SEP 2017	SEP 2022 – SEP 2022	EUR	0.01
SAVINGS BONDS 12TH EURO SERIES 2 YEARS	0.67 – 0.87	MAR 2018 – JUL 2018	MAR 2020 – JUL 2020	EUR	4.99
SAVINGS BONDS 12TH EURO SERIES 3 YEARS	0.77 – 1.01	MAR 2018 – JUL 2018	MAR 2021 – JUL 2021	EUR	0.12
SAVINGS BONDS 12TH EURO SERIES 5 YEARS	1.08 – 1.48	NOV 2017 – JUL 2018	NOV 2022 – JUL 2023	EUR	1.17
SAVINGS BONDS 13TH EURO SERIES 1 YEAR	0.53 – 0.64	JAN 2019 – AUG 2019	JAN 2020 – AUG 2020	EUR	2.26
SAVINGS BONDS 13TH EURO SERIES 2 YEARS	0.60 – 0.70	NOV 2018 – JUL 2019	NOV 2020 – JUL 2021	EUR	0.31
SAVINGS BONDS 13TH EURO SERIES 3 YEARS	0.51 – 0.80	NOV 2018 – AUG 2019	NOV 2021 – AUG 2022	EUR	0.15
SAVINGS BONDS 13TH EURO SERIES 5 YEARS	0.61 – 1.05	DEC 2018 – JUL 2019	DEC 2023 – JUL 2024	EUR	0.13
SAVINGS BONDS 14TH EURO SERIES 1 YEAR	0.41 – 0.57	SEP 2019 – DEC 2019	SEP 2020 – DEC 2020	EUR	1.04
SAVINGS BONDS 14TH EURO SERIES 2 YEARS	0.58 – 0.60	NOV 2019 – DEC 2019	NOV 2021 – DEC 2021	EUR	0.04
SAVINGS BONDS 14TH EURO SERIES 3 YEARS	0.33 – 0.61	SEP 2019 – DEC 2019	SEP 2022 – DEC 2022	EUR	0.07
SAVINGS BONDS 14TH EURO SERIES 5 YEARS	0.36 – 0.65	AUG 2019 – NOV 2019	AUG 2024 – NOV 2024	EUR	0.05
FLOATING RATE BONDS 12TH EURO SERIES 3 Y	EURIBEUR06 – 1.30 – 1.32 B	MAR 2017 – SEP 2017	MAR 2020 – SEP 2020	EUR	0.22
FLOATING RATE BONDS 13 TH EURO SERIES 2 Y	EURIBEUR06 – 1.12 – 1.22 B	JAN 2018 – SEP 2018	JAN 2020 – SEP 2020	EUR	0.92
FLOATING RATE BONDS 13TH EURO SERIES 3 Y	EURIBEUR06 – 1.22 – 1.32 B	NOV 2017 – SEP 2018	NOV 2020 – SEP 2021	EUR	1.79
FLOATING RATE BONDS 14TH EURO SERIES 2 Y	EURIBEUR06 – 1.02 B	NOV 2018 – AUG 2019	NOV 2020 – AUG 2021	EUR	0.98
FLOATING RATE BONDS 14TH EURO SERIES 3 Y	EURIBEUR06 – 1.12 – 1.22 B	OCT 2018 – DEC 2018	OCT 2021 – DEC 2021	EUR	1.75
FLOATING RATE BONDS 15TH EURO SERIES 2 Y	EURIBEUR06 – 1.02 B	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	EUR	3.89
MAZAL TOV SAVINGS BONDS 5TH EURO SERIES	1.27 – 1.96	JAN 2015 – OCT 2015	JAN 2020 – OCT 2020	EUR	0.06
MAZAL TOV SAVINGS BONDS 6TH EURO SERIES	1.15 – 1.76	NOV 2015 – OCT 2016	NOV 2020 – OCT 2021	EUR	0.04
MAZAL TOV SAVINGS BONDS 7TH EURO SERIES	1.11 – 1.55	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	EUR	0.04
MAZAL TOV SAVINGS BONDS 8TH EURO SERIES	1.38 – 1.78	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	EUR	0.06
MAZAL TOV SAVINGS BONDS 9TH EURO SERIES	1.16 – 1.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	EUR	0.06
MAZAL TOV SAVINGS BONDS 10TH EURO SERIES	0.87 – 1.15	SEP 2019 – DEC 2019	SEP 2024 – DEC 2024	EUR	0.03
CANADIAN ISSUES
CAN MAZAL TOV-5TH ISSUE 5 YEARS	1.79 – 2.47	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	CAD	2.82
CAN MAZAL TOV-6TH ISSUE 5 YEARS	2.08 – 3.70	OCT 2015 – MAY 2018	OCT 2020 – MAY 2023	CAD	15.23
CAN MAZAL TOV-7TH ISSUE 5 YEARS	2.84 – 3.96	JUN 2018 – DEC 2019	JUN 2023 – DEC 2024	CAD	7.62
EMITZVAH SAVING CANADIAN DOLLAR 7TH 5Y	2.84 – 3.26	JUL 2019 – DEC 2019	JUL 2024 – DEC 2024	CAD	0.01
CAN SABRA BOND-6TH ISSUE 3 YEARS	2.01 – 2.91	JAN 2017 – APR 2018	JAN 2020 – APR 2021	CAD	23.83
CAN SABRA BOND-7TH ISSUE 1 YEAR	1.81 – 2.10	JAN 2019 – JUN 2019	JAN 2020 – JUN 2020	CAD	3.76
CAN SABRA BOND-7TH ISSUE 3 YEARS	2.26 – 3.07	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	CAD	18.74

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
CAN JUBILEE 3RD ISSUE 10 YEARS	3.35 – 4.00	AUG 2010 – DEC 2010	AUG 2020 – DEC 2020	CAD	1.00
CAN JUBILEE-4TH ISSUE 10 YEARS	3.46 – 4.61	JAN 2011 – JUL 2014	JAN 2021 – JUL 2024	CAD	187.15
CAN JUBILEE-5TH ISSUE 5 YEARS	1.94 – 2.62	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	CAD	14.05
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.35
CAN JUBILEE-6TH ISSUE 2 YEARS	1.36 – 2.47	JAN 2018 – APR 2018	JAN 2020 – APR 2020	CAD	5.62
CAN JUBILEE-6TH ISSUE 3 YEARS	1.62 – 2.74	JAN 2017 – APR 2018	JAN 2020 – APR 2021	CAD	5.81
CAN JUBILEE-6TH ISSUE 5 YEARS	2.03 – 3.37	SEP 2015 – APR 2018	SEP 2020 – APR 2023	CAD	44.10
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.24	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	60.09
CAN JUBILEE-7TH ISSUE 2 YEARS	2.02 – 2.70	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	CAD	28.30
CAN JUBILEE-7TH ISSUE 3 YEARS	2.12 – 3.00	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	CAD	9.16
CAN JUBILEE-7TH ISSUE 5 YEARS	2.37 – 3.47	MAY 2018 – DEC 2019	MAY 2023 – DEC 2024	CAD	26.72
CAN JUBILEE-7TH ISSUE 10 YEARS	2.92 – 4.25	MAY 2018 – DEC 2019	MAY 2028 – DEC 2029	CAD	14.62
CAN JUBILEE-7TH ISSUE 15 YEARS	3.25 – 4.45	MAY 2018 – DEC 2019	MAY 2033 – DEC 2034	CAD	4.96
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28	SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.53
CAN MACCABEE 5TH ISSUE 5 YEARS	1.74 – 2.42	JAN 2015 – SEP 2015	JAN 2020 – SEP 2020	CAD	1.08
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.30
CAN MACCABEE 6TH ISSUE 2 YEARS	1.77 – 2.32	JAN 2018 – APR 2018	JAN 2020 – APR 2020	CAD	0.30
CAN MACCABEE 6TH ISSUE 3 YEARS	1.47 – 2.60	JAN 2017 – APR 2018	JAN 2020 – APR 2021	CAD	0.90
CAN MACCABEE 6TH ISSUE 5 YEARS	1.88 – 3.22	SEP 2015 – APR 2018	SEP 2020 – APR 2023	CAD	5.32
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	3.62
CAN MACCABEE 7TH ISSUE 2 YEARS	1.87 – 2.55	MAY 2018 – DEC 2019	MAY 2020 – DEC 2021	CAD	2.71
CAN MACCABEE 7TH ISSUE 3 YEARS	1.97 – 2.84	MAY 2018 – DEC 2019	MAY 2021 – DEC 2022	CAD	0.86
CAN MACCABEE 7TH ISSUE 5 YEARS	2.22 – 3.32	MAY 2018 – DEC 2019	MAY 2023 – DEC 2024	CAD	2.73
CAN MACCABEE 7TH ISSUE 10 YEARS	2.85 – 4.10	MAY 2018 – DEC 2019	MAY 2028 – DEC 2029	CAD	1.13
CAN MACCABEE 7TH ISSUE 15 YEARS	3.02 – 4.30	JUN 2018 – DEC 2019	JUN 2033 – DEC 2034	CAD	0.45
CAN INSTITUTIONAL JUBILEE 5TH ISSUE 3 YEARS	2.13	FEB 2017 – FEB 2017	FEB 2020 – FEB 2020	CAD	2.20
CAN INSTITUTIONAL JUBILEE 5TH ISSUE 5 YEARS	2.61	DEC 2015 – DEC 2015	DEC 2020 – DEC 2020	CAD	3.00
CAN INSTITUTIONAL JUBILEE 6TH ISSUE 5 YEARS	2.74 – 3.22	FEB 2019 – AUG 2019	FEB 2024 – AUG 2024	CAD	10.00
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	2.74 – 2.88	JUL 2019 – AUG 2019	JUL 2024 – AUG 2024	CAD	8.90

(A)
The LIBOR Rate is for six-month period rounded upwards to the next 1/16%.

(B)
The EURIBOR Rate is six months period rounded upwards to the next 2nd decimal.

Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2019 (In Millions of NIS)(1)(2)
	Floating Rate Loans
	Israel Government FRN
1116193		0	07/12/2009	31/05/2020	15,892.9
1127646		0	04/02/2013	30/11/2021	14,018.6
1141795		0	11/09/2017	31/05/2026	14,228.9
	Fixed Rate Loans
1138130	Israel Government Fixed	1	04/04/2016	30/04/2021	14,771.5
1099456		6.25	11/06/2006	30/10/2026	16,468.3
1123272		5.5	04/04/2011	31/01/2022	17,721.5
1126747		4.25	06/08/2012	31/03/2023	16,921.1
1139344		2	07/11/2016	31/03/2027	16,285.5
1150879		2.25	02/07/2018	28/09/2028	15,574.3
1125400		5.5	09/01/2012	31/01/2042	18,283.6
1115773		5.0	02/11/2009	31/01/2020	7,399.6
1130848		3.75	06/01/2014	31/03/2024	16,226.9
1135557		1.75	05/05/2015	31/08/2025	19,506.4
1155068		1.5	08/10/2018	30/11/2023	15,753.2
1142223		0.5	06/11/2017	31/01/2021	15,643.8
1140193		3.75	06/03/2017	31/03/2047	14,587.4
1141225		1.25	10/07/2017	30/11/2022	11,618.2
1158104		0.75	03/06/2019	31/07/2022	7,509.1
1160985		1.00	04/11/2019	31/03/2030	2,656.1
	Israel Government T-Bills
1158112		0	10/06/2019	28/02/2020	3,519.3
1160076		0	09/09/2019	31/05/2020	3,051.6
	CPI-linked Loans
9590332	Galil	CPI+4.00	19/08/2001	30/07/2021	20,418.7
9590431		CPI+4.00	23/08/2004	31/07/2024	14,442.3
1097708	Israel Government CPI	CPI+4.00	26/06/2006	30/05/2036	19,412.7
1124056		CPI+2.75	04/07/2011	30/09/2022	17,292.2
1128081		CPI+1.75	02/04/2013	29/09/2023	17,174.1
1137181		CPI+0.10	04/01/2016	30/10/2020	15,382.7
1120583		CPI+2.75	06/09/2010	30/08/2041	19,042.7
1134865		CPI+1.00	02/03/2015	31/05/2045	15,003.2
1140847		CPI+0.75	08/05/2017	31/05/2027	14,417.9
1135912		CPI+0.75	06/07/2015	31/10/2025	13,814.4
1157023		CPI+0.5	04/03/2019	31/05/2029	8,626.7

(1)
Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2019 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2019	2020 − 2044	54,431.3
Meron	CPI+5.5%	1987 − 2003	2020 − 2023	8,620.1
Arad	CPI+4.8%	1995 − 2019	2020 − 2034	181,404.4

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source: Ministry of Finance.
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2019 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	7,061.2
Compulsory Bonds	N/A	N/A	N/A	N/A

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source: Ministry of Finance.
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2019)
Total (In Millions)(1)
United States Dollars (USD)	1,118.9
Euro (EUR)	9.4
New Israeli Shekel (NIS)	44,140.4

(1)
Data excludes accrued interest on debt outstanding.

Source: Ministry of Finance.